 Exhibit 99.2
Ferroglobe PLC
Annual Report and Accounts 2024

Company Registration No. 09425113
Ferroglobe PLC
Annual Report and Accounts
Year ended 31 December 2024

Ferroglobe PLC
Annual Report and Accounts 2024

FERROGLOBE PLC
GLOSSARY AND DEFINITIONS
Unless the context requires otherwise, the following definitions apply throughout this U.K. Annual Report and Accounts (including the Appendix, save as set out below):
“2024”	the financial year ended 31 December 2024;
“2023”	the financial year ended 31 December 2023;
“2025 AGM”	the Annual General Meeting of the Company, to be held in 2025;
“2024 Form 20-F”	the Company’s Form 20-F for the fiscal year ended 31 December 2024;
“ABL Revolver”
the credit agreement, dated as of 30 June 2022, between Ferroglobe subsidiaries Ferroglobe USA, Inc, and QSIP Canada ULC, as borrowers, for a Credit and Security Agreement for a $100 million North American asset-based revolving credit facility, with Bank of Montreal, as lender;

“Adjusted EBITDA”
earnings before interest, tax, depreciation and amortisation, adjusted in accordance with the Company’s adjustments announced as part of its earnings reports. Alternative Performance Measures are reconciled at Appendix 1;

“Alternative Performance Measures”	the non-IFRS financial metrics reconciled at Appendix 1;
“Aon”	Aon Plc;
“ARA”	this annual report and accounts for the financial year ended 31 December 2024;
“Articles”	the Articles of Association of the Company, from time to time;
“Auditor”	KPMG LLP, the Company’s independent U.K. statutory auditor;
“Board”	the Company’s board of directors;
“Business Combination”	the business combination of Globe and FerroAtlántica as the Company’s wholly owned subsidiaries on 23 December 2015;
“Business Combination Agreement”	the definitive transaction agreement entered into on 23 February 2015 (as amended and restated on 5 May 2015) by, among others, the Company, Grupo VM, FerroAtlántica and Globe;
“Capital”	net debt plus total equity. Alternative Performance Measures are reconciled at Appendix 1;
“CEO”, “Chief Executive Officer” or “Chief Executive”	the Chief Executive Officer of the Company, or where the context requires, of the relevant company or organization;

“Companies Act”	the U.K. Companies Act 2006;
“Company” or “Ferroglobe”
Ferroglobe PLC, a company incorporated in England and Wales with registered number 09425113 and whose registered office is at The Scalpel, 18th Floor, 52 Lime Street, London, United Kingdom, EC3M 7AF or, where the context requires, the Group;

“Consolidated Financial Statements”	(save in the supplemental attachment when it will have the meaning given below) these consolidated financial statements for the financial year ended 31 December 2024;
“Compensation Committee”	the compensation committee of the Company;
“EBITDA”	earnings before interest, tax, depreciation and amortisation;
“EIP”	the Ferroglobe PLC Equity Incentive Plan, adopted by the Board on 29 May 2016 and approved by shareholders on 29 June 2016;
“EU”	the European Union;
“Exchange Act”	the U.S. Securities Exchange Act of 1934 (as amended);
“Executive Chairman”	the executive chairman of the Company;
“Executive Directors” or “Executives”	the executive directors of the Company;
“Ferroglobe Spain Metals” or “Predecessor”	Ferroglobe Spain Metals a joint stock company organised under the laws of Spain, including (where the context so requires), its subsidiaries and subsidiary undertakings;
“Free cash-flow”	operating cash-flow less intangible assets and property, plant and equipment cash flows. Alternative Performance Measures are reconciled at Appendix 1;
“Ferroglobe USA” or “Globe” or “GSM”	Ferroglobe USA, a Delaware corporation, including (whether the context requires) its subsidiaries and subsidiary undertakings;
“Group”	the Company and its subsidiaries;
“Grupo VM”	Grupo Villar Mir, S.A.U.;
“IASB”	International Accounting Standards Board;
“IFRS”	International Financial Reporting Standards;
“KPI”	key performance indicator;
“NASDAQ”	the NASDAQ Global Select Market;
“NASDAQ Rules”	the NASDAQ Stock Market Rules;

“Net debt”	bank borrowings (excluding factoring programs), debt instruments, and other financial liabilities, less cash and cash equivalents. Alternative Performance Measures are reconciled at Appendix 1;
“Non-Executive Directors” or “NEDs”	the non-executive directors of the Company;
“Reinstated Senior Notes”	refer to the notes issued in exchange of 98.588% of the 9.375% Senior Notes due 2022 issued by Ferroglobe Finance Company PLC and Globe due December 2025;
“Ordinary Shares”	the ordinary shares of $0.01 each in the capital of the Company;
“Policy”	the directors’ remuneration policy in force from time to time;
“SHA”	the amended and restated shareholders agreement between Group VM and the Company dated 22 November 2017, as amended on 23 January 2018, 13 May 2021 and 29 July 2021;
“SEC”	the U.S. Securities and Exchange Commission;
“SOX”	the U.S. Sarbanes-Oxley Act of 2002;
“Subactivity”	incremental cost incurred at the plants in special circumstances, such as unscheduled shutdowns due to an unexpected breakdown that needs to be repaired, and idling facilities/mothball;
“U.K.”	the United Kingdom of Great Britain and Northern Ireland;
“U.S.”	the United States of America;
“Working capital”	inventories and trade and other receivables, less trade and other payables. Alternative Performance Measures are reconciled at Appendix 1;
“$”	U.S. dollars.
“€”	Euro.
“£”	Pound sterling.
In the separate attachment hereto only (and for the avoidance of doubt, not in the remainder of this U.K. Annual Report and Accounts), the following phrase has the meaning given below:
“Consolidated Financial Statements”
the audited consolidated financial statements of Ferroglobe and its subsidiaries as of 31 December 2024, 2023 and 2022 and for each of the years ended 31 December 2024, 2023 and 2022, including the related notes thereto, prepared in accordance with IFRS, as filed on SEC Form 20-F.

FERROGLOBE PLC
U.K Annual Report and Accounts 2024
OFFICERS AND PROFESSIONAL ADVISERS
Directors
Javier López Madrid
Marta Amusategui
Rafael Barrilero Yarnoz
Bruce Crockett
Stuart Eizenstat
Marco Levi
Nicolas de Santis
Manuel Garrido y Ruano
Belén Villalonga
Juan Villar-Mir de Fuentes
Silvia Villar-Mir de Fuentes
Company Secretary
Thomas Wiesner
Registered Address
The Scalpel
18th Floor
52 Lime Street
London
EC3M 7AF
Auditor
KPMG LLP
Statutory Auditor
15 Canada Square
E14 5GL London

FERROGLOBE PLC
INTRODUCTION
Ferroglobe PLC is a public limited company incorporated under the laws of England and Wales under Company Number: 09425113. Ferroglobe PLC and subsidiaries (the “Company” or “Ferroglobe”) is among the world’s largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers.
The Company was incorporated in 2015 and its Ordinary Shares are listed for trading on the NASDAQ in U.S. dollars under the symbol “GSM”.
The Company is subject to disclosure obligations in the U.S. and the U.K. While some of these disclosure requirements overlap or are otherwise similar, some differ and require distinct disclosures. Pursuant to the requirements of the Companies Act, this document includes our directors’ strategic report, directors’ report, remuneration report and required financial information (including our statutory accounts and statutory auditor’s report for the reporting period commencing 1 January 2024 and ending 31 December 2024), which together comprise our U.K. annual reports and accounts for the period ended 31 December 2024 (the “U.K. Annual Report and Accounts”).
We are also subject to the information and reporting requirements of the Exchange Act, regulations and other guidance issued by the SEC and the NASDAQ listing standards applicable to foreign private issuers. In accordance with the Exchange Act, we are required to file annual and periodic reports and other information with the SEC, including, without limitation, our 2024 Form 20-F. Certain other announcements made by the Company are furnished to the SEC on Form 6-K. Our status as a foreign private issuer requires the Company to comply with various corporate governance practices under SOX, as well as related rules implemented by the SEC. In addition, NASDAQ Rules permit foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exemptions and except to the extent that such exemptions would be contrary to U.S. federal securities law.
We have provided as a separate attachment to the U.K. Annual Report and Accounts extracts from the 2024 Form 20-F to assist shareholders in assessing the Group’s performance and results. Investors may obtain the full 2024 Form 20-F, without charge, from the SEC at the SEC’s website at www.sec.gov or from our website at www.ferroglobe.com. Unless expressly stated otherwise, the information on our website is not part of this U.K. Annual Report and is not incorporated by reference herein.
The capitalized terms used throughout the U.K. Annual Report and Accounts are defined in the Glossary and Definitions section of this U.K. Annual Report unless otherwise indicated. In the following text, the terms “we,” “our,” “the Company”, “our Company” and “us” may refer, as the context requires, to Ferroglobe or collectively to Ferroglobe and its subsidiaries. Throughout the U.K. Annual Report, rounding has been applied and numbers given and totals aggregated may differ in consequence.

CHAIRMAN’S LETTER TO SHAREHOLDERS
Dear Fellow Shareholders,
Before reflecting on our performance and accomplishments in 2024, I want to begin by expressing my sincere gratitude to everyone who contributed to Ferroglobe’s success. This past year was marked by both challenges and breakthroughs—and it is with great pride that I reflect on the resilience, innovation, and dedication that defined 2024.
First and foremost, I want to thank our employees. Your unwavering commitment, creativity, and adaptability have been the cornerstone of our progress. You faced uncertainty with resolve and embraced change with determination. It is your passion and excellence that continue to drive Ferroglobe forward, and I am deeply grateful for your contribution.
To our customers, thank you for your continued trust. We remain committed on delivering outstanding service and building strong lasting relationships. Your loyalty motivates us to continuously improve and exceed your expectations.
We are also grateful to our partners, suppliers and shareholders. Your collaboration, support, and shared vision have played a vital role in our success. Together, we are building a stronger, more resilient company, and look forward to deepening these partnerships in the years ahead.
2024 PERFORMANCE
Despite a difficult market environment, with declining prices and subdued demand, Ferroglobe once again demonstrated the strength of its strategic foundation. Thanks to the disciplined execution of our long-term plan, we had another successful year.
For the full year, consolidated revenue was essentially unchanged at $1,644 million. Adjusted EBITDA declined from $315 million in 2023 to $154 million in 2024, and consolidated operating profit contracted from $197 million in 2023 contracted to $38 million in 2024, largely due to softer pricing, lower volumes and market conditions, resulting in lower prices and volumes, and higher costs.
Despite this challenging environment, we generated strong consolidated operating cash flow of $243 million and free cash flow of $164 million, clear evidence of our operational agility, prudent financial management, and global footprint that enabled us to execute effectively.
Additional details on the Company’s key performance indicators can be found on page 173.
STRENGTHENING OUR BALANCE SHEET
Since 2021, Ferroglobe has reduced gross debt by $419 million, bringing the total to just $94 million as of year-end 2024. A significant milestone was the full redemption of our remaining $150 million in senior secured notes in February 2024.
Our strong cash flow enabled us to initiate a capital return program, starting with a quarterly dividend of $0.013 per share in March 2024. We also began a share repurchase program in the third quarter of 2024. By the end of the first quarter of 2025, we had repurchased 1.3 million shares at an average price of $3.89.
We ended the year with $133 million in cash and equivalents, a net cash position, and access to an undrawn $100 million asset-based revolving credit facility with the Bank of Montreal. This covenant-light facility provides ample flexibility to execute our strategic plan.
DELIVERING ON ESG
Our commitment to innovation, sustainability, and community engagement remains a core pillar of Ferroglobe’s identity. Since beginning our ESG journey three years ago, we have made substantial progress in advancing transparency and sustainable practices.

In our third annual Global ESG Report, we announced a goal to reduce combined Scope 1 and 2 emissions by at least 26% by 2030, relative to our 2020 baseline. A significant step in this direction is the Vagalume project—a biocarbon plant at our Sabón facility in Spain. Once operational in 2026, the plant is expected to cut CO₂ emissions associated with silicon production by 58%.
Our ESG strategy is anchored in four key pillars:
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Strengthening our governance framework;

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Engaging honestly and constructively with our people and the communities where we operate;

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Embedding sustainability throughout our value chain; and

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Minimizing our environmental footprint in support of sustainable development.

While we have made excellent strides in the past three years, we continue to seek additional opportunities to improve our ESG performance further.
LOOKING AHEAD
2025 began with ongoing challenges, particularly in global trade, but we are well-positioned to navigate them. As a local producer in North America and Europe, Ferroglobe is beginning to see the benefits of U.S. ferrosilicon antidumping and countervailing duties, reflected in recent price improvements. In the European Union, the safeguard case covering silicon metal, silicon- and manganese-based alloys is progressing well, with a preliminary decision expected in June.
Looking ahead, Ferroglobe stands to benefit from not only trade protections but also broader structural trends. As solar energy adoption grows and electric vehicles increasingly rely on advanced silicon-based batteries, our global capabilities and deep expertise position us to play a pivotal role in the energy transition
In closing, on behalf of our board of directors, I would like to thank you once again for your support and dedication. Together, we have achieved great milestones, and I am excited about what the future holds for Ferroglobe. Let us continue to work hand in hand to create even more value for our shareholders and all our stakeholders.
Javier López Madrid
Executive Chairman

STRATEGIC REPORT
This strategic report for the financial year to 31 December 2024 has been prepared in compliance with Section 414C of the Companies Act to provide an overview of the Group’s business and strategy. It contains certain forward-looking statements. These statements are made by the directors in good faith based on the information available to them up to the time of their approval of this report and such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking information.
For a supplementary description of our business (including our model, strategy and competitive strengths), risks associated with our business and our results of operations, see the following sections of the 2024 Form 20-F: Part I, Item 3, Section D, Risk factors; Item 4, Information on the Company; Item 5, Operating and Financial Review and Prospects; Item 7, Major Shareholders and Related Party Transactions and Item 11, Quantitative and Qualitative Disclosures About Market Risk. These sections are set out in a separate attachment to this U.K. Annual Report.
NATURE OF THE BUSINESS
Through its operating subsidiaries, Ferroglobe is one of the world’s largest producers of silicon metal, silicon-based alloys and manganese-based alloys. Additionally, Ferroglobe currently has quartz mining activities in Spain, the United States, Canada, and South Africa, low-ash metallurgical quality coal mining activities in the United States, and interests in hydroelectric power in France. Ferroglobe controls a meaningful portion of many of its raw materials and captures, recycles and sells most of the by-products generated in its production processes.
We sell our products to a diverse base of customers worldwide, in a varied range of industries. These industries include aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, renewable energy, photovoltaic (solar) cells, electronic semiconductors and steel, all of which are key elements in the manufacturing of a wide range of industrial and consumer products.
We are able to supply our customers with the broadest range of specialty metals and alloys in the industry from our production centers in North America, Europe, South America, Africa and Asia. Our broad manufacturing platform and flexible capabilities allow us to optimize production and focus on products most likely to enhance profitability, including the production of customized solutions and high purity metals to meet specific customer requirements. We also benefit from low operating costs, resulting from our ownership of sources of critical raw materials and the flexibility derived from our ability to alternate production at certain of our furnaces between silicon metal and silicon-based alloy products.
BUSINESS MODEL AND STRATEGY
As part of the strategy for delivering the objectives of the Company, the Group develops new products or new specifications on a continual basis. As a consequence of these efforts, investments may be made in facilities that allow the production of new products, such as higher-grade silicon metal, solar grade silicon metal or new foundry products.
In 2020 we conducted a deep and broad evaluation of our Company with the goal of designing a strategic plan focused on bolstering the long-term competitiveness of the business and returning the Company to profitability by fundamentally changing the way we operate, both operationally and financially. The multi-year turnaround plan we developed impacts all the functional areas of our Company as we seek to drive changes that ensure competitiveness throughout the cycle. Since 2022, the Company has successfully been delivering on its strategic EBITDA improvement projects, yielding positive EBITDA of $127,209 thousand, $262,921 thousand and $732,111 thousand, for the years ended 31 December 2024, 2023 and 2022, respectively. These consecutive positive results reflect the Company’s turnaround and commitment to executing on its strategic plan, which is driven by the following key areas:
•
Footprint optimization: One of the Company’s core advantages is our large and diverse production platform. While our asset footprint provides flexibility, at times we are restricted in our ability to quickly adapt to changing market conditions due to inherent constraints in curtailing capacity, particularly for shorter durations. Going forward, our goal is to ensure that the operating platform is more flexible and modular so that shifts in production, based on needs and relative costs, are incorporated swiftly. Through this value creation driver we aim to shift our capacity footprint by optimizing production to the most competitive assets.
•
Continuous plant efficiency: We will continue to build on the success of our existing key technical metrics (“KTM”) program, which consists of specific initiatives aimed at enhancing our process, minimizing waste, and improving the overall efficiency to drive down costs. The Company maintains a pipeline of initiatives developed through the sharing of best practices among our numerous sites and through new improvements identified by our research and development team. Moreover, we have implemented developing tools to track our key performance indicators in an ongoing effort to improve furnace level performance.

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Commercial excellence: We have implemented commercial best practices to maximize profitable revenue, aiming at improving and reinforcing our pricing, account management, salesforce effectiveness, and product portfolio and customer focus. We have strengthened our customer relationships by developing a target portfolio prioritization, re-designing our commercial coverage and operating model, and structuring our account planning, with the definition of clear objectives for each of our customers and a sustained focus on long-term partnership building. We have implemented a range of digitally-enabled tools and processes across the entire commercial function, bringing our team’s performance to the next level. Through our new customer relationship management tool, we have reinforced our account management and front-line effectiveness, as well as our customer service and quality management. On pricing, we have redesigned our governance process and introduced new tools to maximize profitability and provide margin transparency for every sale. Furthermore, we have re-designed our product management function, empowering this role to create customer value and act as a consistent source of information and cross-functional coordination.

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Centralized purchasing: We have adapted our operating model such that our key inputs are purchased centrally to support a culture centered on buying better and spending better. This will enable us to improve our tracking of needs, enhance our ability to schedule purchases and enable us to benefit from bulk purchases. Buying better is a supply-led effort focusing on price and volume allocation, negotiating prices and terms, managing price risks, pooling volumes and contracts, shifting volumes to best-price suppliers and leveraging procurement networks. Spending better is an operation-led effort to control demand, enforce compliance, reduce complexity, and perform value engineering to foster efficient spending. Through the principles of buying better and spending better, we aim to attain more than just cost reduction. Through the new organization, we seek to reduce supply chain risk, supporting continuous quality and service improvement, fostering better decision-making about suppliers and optimizing resource allocation.

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Selling, general and administration expense reduction: During our corporate review, we identified significant opportunities for further cost improvement through permanent cost cutting at our plants and corporate centers. We aim to bolster the overall cost structure at various levels by tracking these costs vigorously and increasing accountability. Through this, we aim to create a culture focused on cost control and discipline for deploying best practices to drive sound spending decisions without compromising our overall performance.

•
Working capital improvement: We have substantially improved our net working capital by establishing targets and improving our supply chain processes. This will allow us to sustain competitive levels of working capital throughout the cycle. While we witnessed elevated working capital due to a slowdown in demand and margin compression, we have been taking measures to correct it and return to previous values.

There is more information on the Group’s business, risks, key financials and organizational structure in Part I, Item 3, Item 4, Item 5 Information on the Company of the 2024 Form 20-F (as set out in the separate attachment to this U.K. Annual Report and not forming part of our financial statements). This, together with the information in this Strategic Report, and the Operating and Financial Review and Prospects section of the 2024 Form 20-F included in the separate attachment provides a fair review of the Company’s business and its development and performance during 2024
Principal risks and uncertainties
Key Risks
We operate in a highly competitive industry.
The silicon metal market and the silicon-based and manganese-based alloys markets are global, capital intensive and highly competitive. Our competitors may have greater financial resources, as well as other strategic advantages, to maintain, improve and possibly expand their facilities, and, as a result, they may be better positioned than we are to adapt to changes in the industry or the global economy. For example, in 2023, we experienced a material decrease in total shipments of manganese-based alloys due in part to lower-cost imports introducing higher pressure from Asia. Advantages that our competitors have over us from time to time, new entrants that increase competition in our industry, and increases in the use of substitutes for certain of our products could have a material adverse effect on our business, results of operations and financial condition.
Our business is particularly sensitive to increases in energy costs, which could materially increase our cost of production.
Electricity is generally one of our largest production components in terms of cost as a percentage of sales. The price of electricity is determined in the applicable domestic jurisdiction and is influenced both by supply and demand dynamics and by domestic regulations. Changes in local, regional, national and international energy policy or legislation, increased costs due to scarcity of energy supply, changing climate conditions, the termination or non-renewal of any of our power purchase contracts and other factors may affect the price of electricity supplied to our plants and adversely affect our results of operations and financial conditions. For example, increased demand for generation and transmission of energy from alternative and renewable energy sources, including as a result of governmental regulations or commitments to acquire energy from renewable energy sources, could increase the price of energy we purchase and therefore increase our cost of production.
Because electricity is indispensable to our operations and accounts for a material percentage of our production costs, we are particularly vulnerable to supply limitations and cost fluctuations in energy markets. For example, at certain plants, production must be modulated to reduce consumption of energy in peak hours or in seasons with higher energy prices to ensure that we maintain profitability. In general, high or volatile energy costs in the countries in which we operate could lead to erosion of margins and volumes, leading to a potential reduction in market share.
In France, as part of a contractual agreement with EDF, we have different electricity prices throughout the year based on demand. The price level is traditionally higher during winter months and drops significantly during the periods from April through October allowing optimization of annual power costs by operating during these more favorable periods. The Company also obtains specific benefits from its participation in the ARENH mechanism administered by the French Energy Regulatory Commission which allows alternative suppliers to purchase electricity generated by nuclear power plants under favorable conditions set by the public authorities. ARENH expires at the end of 2025 and a new contractual mechanism is anticipated to substitute it.
Furthermore, although we recorded a net benefit of $63,032 thousand in 2024 in relation to these programs ($186,211 thousand in 2023), future benefits recorded under this program in 2025 are expected to be lower than in 2024, and could turn into a net expense, due to declining French power prices.

The electrical power for our U.S. and Canadian facilities is supplied mostly by American Electric Power Co., Alabama Power Co., Brookfield Renewable Partners L.P. and Hydro-Québec, and the Tennessee Valley Authority through dedicated lines. Our Alloy, West Virginia facility obtains approximately 50% of its power needs under a fixed price power purchase agreement with a nearby hydroelectric facility owned by a Brookfield affiliate, the contract with which is set to expire in 2025. Should the Company not be able to negotiate terms or find a new supplier at a competitive price or for the quantity of energy required to operate, we may incur material additional costs which could make operating the facility as we have historically unprofitable. Additionally, this facility is more than 70 years old and any breakdown could result in the Alloy facility having to purchase more grid power at higher rates.
Energy supply to our facilities in South Africa is provided by Eskom (State-owned power utility) through rates that are approved annually by the national power regulator (“NERSA”). These rates have been volatile, due to the instability of available supply and are likely to continue increasing. Also, NERSA applies certain revisions to rates based on cost variances for Eskom that are not within our control.
In Spain, power is purchased in a competitive wholesale market. Our facilities are obligated to pay access tariffs to the national grid and receive a credit for our efforts to act as electro-intensive consumers. The volatile nature of the wholesale market in Spain results in price uncertainty that can only be partially offset by long-term power purchase agreements. For example, we experienced a material decrease in sales revenue from manganese-based alloys in 2023 as shipments decreased due to production adjustments in Spain resulting in part from high price energy prices. Additionally, the interruptibility credits that we receive for the services provided to the grid are a major component of our power supply arrangements in Spain.
Our business benefits from antidumping and countervailing duty orders and laws that protect our products by imposing special duties on unfairly traded imports from certain countries. If these duties or laws change, certain foreign competitors might be able to compete more effectively.
Ferroglobe benefits from antidumping and countervailing duty orders and laws that protect its business and products by imposing special duties on unfairly traded imports from certain countries. See “Item 4.B.—Information on the Company—Business Overview—Regulatory Matters—Trade” for additional information.
These orders may be subject to revision, revocation or rescission at any time, including through periodic governmental reviews and proceedings. Current antidumping and countervailing duty orders thus (i) may not remain in effect and continue to be enforced from year to year, (ii) may change the covered products and countries under current orders, and (iii) may reassess duties.
Changes in any of these factors could adversely affect our business and profitability. Finally, at times, in filing trade actions, we arguably act against the interests of our customers. Certain of our customers may not continue to do business with us as a result.
Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.
We are involved in various legal and regulatory proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters currently pending against our Company is uncertain, and although such claims, lawsuits and other legal matters are not expected individually to have a material adverse effect, such matters in the aggregate could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. While we maintain insurance coverage in respect of certain risks and liabilities, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against such claims. See “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings” for additional information regarding legal proceedings to which we are party.

Other risks and uncertainties
In addition to the key risks above, the Company is exposed to a number of risks which are monitored on an ongoing basis and which are summarized in the supplementary attachment. There is more information on the Group’s, risks, in Part I, Item 3 Key Information on the Company of the 2024 Form 20-F (as set out in the separate attachment to this U.K. Annual Report).
Internal control environment
We did not maintain an effective control environment to enable the identification and mitigation of the risk of the existence of potential material accounting errors. We have identified deficiencies in the principles associated with the control environment component of the COSO framework. There is more information on the Group’s controls and procedures in Part I, Item 15 Controls and Procedures of the 2024 Form 20F (as set out in the separate attachment to this U.K. Annual Report).
Key Performance Indicators (“KPIs”)
The Board considered that the most important KPIs during 2024 were those set out below. Certain of these KPIs will also be a core area of focus during 2024.
At the corporate level, the principal KPIs that we use for measuring the overall performance of our business are:
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EBITDA

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Adjusted EBITDA

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Adjusted EBITDA margin

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Working capital

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Free cash-flow

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Adjusted Gross Debt

•
Net Debt to Total Assets

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Net Debt to Capital; and

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Net Income.

Some of these measures are also part of our compensation structure for the key executives, as follows:
•
Adjusted EBITDA: EBITDA, adjusted in accordance with Company’s adjustments announced as part of its earnings reports.

•
Free cash-flow, which represents net cash provided by operating activities less payments for property, plant and equipment.

The following table sets out the Company’s performance in respect of these financial and non-IFRS measures in 2024. Refer to Appendix 1 for reconciliation of these non-IFRS measures.
Adjusted EBITDA	Adjusted EBITDA	Working Capital	Free Cash-Flow
($m)		($m)	($m)
153.8	9.4%	460.8	164.1
(2023: 315.2)	(2023: 19.1)%	(2023: 510.7)	(2023: 91.9)
Reported EBITDA	Net Income	Adjusted Gross Debt	Net Debt to Total Assets	Net Debt to Capital
($m)	($m)	($m)
127.2	20.8	106.0	-1.85%	-3.4%
(2023: 262.9)	(2023: 98.5)	(2023: 252.0)	(2023: 6.5)%	(2023: 11.6)%
In addition to these financial KPIs, there are a number of non-financial performance measures which the Company uses to gauge its success such as customer attrition, inventory rotation /obsolescence, benchmarks against competitors and others. Some of these are reflected in the annual bonus and equity plan objectives for senior management and are reviewed each year to ensure their continued relevance. In the financial year ended 31 December 2024, the annual bonus was subject to meeting certain financial conditions related to net cash flow and EBITDA. Further information on performance in respect of these performance measures is in the Directors Remuneration Report at page 39.
Details of the Group’s anti-bribery and corruption and environmental policies are below and details of its employment policies and greenhouse gas emissions are set out below and in the Directors’ Report.
Employees
As of 31 December 2024, the Group had:
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9 directors, of whom 6 were male and 3 were female;

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239 senior managers, of whom 176 were male and 63 were female; and

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3,175 employees, of whom 2,806 were male and 369 were female.

Environment and other social matters
Ferroglobe is committed to conducting its business in compliance with all applicable laws and regulations in a manner that has the highest regard for human rights, the environment and the health and safety and well-being of employees and the general public. During the year under review the Group’s employees were each asked to re-confirm in writing their commitment to the Company’s Code of Conduct which emphasizes the Group’s commitment to the highest standards of integrity, ethical behavior, transparency, safety and corporate citizenship. The Code of Conduct incorporates the Group’s key policies on matters including whistleblowing, anti-bribery and corruption, environmental impacts, health and safety and respect in the workplace and the conduct of national and international trade.
Section 172 (1) Statement
This section of the U.K. Companies Act sets out matters to which directors of a U.K. company must have regard in discharging their duty to promote the success of the Company. The strategic report must include a statement which describes how the directors have had regard to those matters when performing their duties. The Board welcomes this opportunity to throw more light on its governance structures and on how input from its stakeholders has informed and shaped its decision-making. In 2024 the Board exercised all their duties with regard to these and other factors as they reviewed and considered proposals from senior management and governed the Company through the Board and its Committees.
The factors which the directors must take account of can be summarised as:
•
the likely consequences of any decision in the long term

•
taking account of the interests of the Company’s employees and fostering business relationships with customers, suppliers and other relevant stakeholders, such as regulatory bodies, governments and local authorities

•
the impact of operations on the community and the environment

•
maintaining a high standard of business conduct

•
acting fairly between its members

In order to take account of these factors, the Board must be informed of them. This takes place directly and indirectly, through collaborative working with management and direct and indirect feedback, as illustrated below. The Company’s internal control framework, including the Company’s Sarbanes Oxley controls, and the work of the Internal Audit team assists in providing assurance to the Board on the information made available to it.
The likely consequences of any decision in the long-term
The governance structures of the Company include delegation of certain responsibilities of the Board to its key Committees and delegation of the Board’s authority for the executive management of the Company to its executive team, subject to clearly defined limits and regular monitoring by the Board and subject also to the reservation to the Board of any matter not expressly delegated in this way.
The management team submits their annual budget to the Board for approval each year. This includes forecasts, expected revenues, costs and major expenditure and projects for the year ahead. Each year the Board typically considers in one day, with the majority of the management team, the Company’s strategic plan. The Board held an extensive strategy day in June 2022 and subsequently approved the Company’s medium-term strategy in September 2022. The Board plans to meet for an extensive strategy day in June 2025.
Throughout the year, the Board has received multiple reports on the Company’s capital structure and financing arrangements. Reports were made regularly to the Board by the management team members responsible for each function and region on their area of responsibility, their performance, priorities and key decisions and risks for the immediate future and medium term, giving assurance that proper consideration is made to the longer-term in decision making throughout the business.
Staying informed on employee, customer, supplier, investor and other key stakeholders’ views
Our relationships with those who work for the Company and with the Company are key to our success. The Board stays up to date with the views of our employees through a number of means: key members of the management team, usually attend the management presentation made at each Board meeting when their input is regularly solicited. They are also consulted in less formal settings. Prior to the Covid-19 pandemic, Directors had an annual schedule of visits to our facilities which enable them to spend time with our people on the ground and receive their direct feedback. One output of these pre-Covid site visits led to an increased focus at Board level on the importance of driving a unified brand and culture for Ferroglobe. There are other channels through which the Board or its Committees receives reports on employee views; these include the Chief People & Culture Officer’s normal attendance at Compensation Committee meetings; and the confidential whistleblowing hotline, reports to which are in turn reported to the Audit Committee at its scheduled meetings. In 2023 the CEO continued with town hall meetings, face to face and virtually, with employees across the

Group to keep them updated on our financial and operational performance; employees are encouraged to raise questions as part of those sessions.
We build strong relationships with our customers and suppliers, including our partnerships, spending a lot of time with them to best understand their goals and how to develop our business in our respective interests. The Board is aware that many of our relationships are long-term and depend on mutual trust and collaboration. The Board gets feedback on customer and supplier issues on a regular basis: through the input of the Chief Commercial Officer and Marketing and VP Supply Chain Management who normally attend management presentations in the scheduled Board meetings and through presentations each has made to the Board on their areas of responsibility, priorities and challenges.
The Board is aware that the Company relies on the support of its shareholders and their views are important to it. The Board’s interactions with these stakeholders take place through a variety of channels. The Company’s major shareholder, Grupo VM, had, during 2024, four representative directors on the Board through whom views and input can be provided or sought. The Board receives feedback from other shareholders and the investment community through the Company’s quarterly results presentations. The VP Investor Relations is a regular attendee at Board meetings and shares themes or commentary made to the Executives and management by the Company’s investors and certain other stakeholders. Shareholders typically have the opportunity to attend the general meetings of the Company, including the AGM, and put questions to directors formally at the meeting and in a more relaxed environment before and afterwards. The Company also maintains an investor relations email address on its corporate website, questions posed to which are directed to its VP Investor Relations and, where relevant, would then be raised by them with the other management team members or the Board.
Engaging with community and the environment
We engage with communities, government and regulators in the areas and countries in which we operate through a range of industry consultations, membership in several trade and industry associations, participation in conferences, forums and meetings. We have engaged with local charities and community groups. We also routinely consult with the local, regional and central governments and their agencies on the proposed changes in conditions of operations of our production facilities. These matters are reported to the Board, which is kept updated on the status of these discussions and their progress.
We identify and assess the potential impacts that our business has on the environment and work with relevant authorities and industry experts to manage and minimise these impacts. The Audit Committee of the Board receives regular updates on any allegations of non-compliance by the business with environmental laws and regulations. There is more on this in Note 26 of our consolidated financial statements.
Sustainability has been identified by management as a top priority. First, we recognize the criticality of the company to take an active role in leading and driving change for the betterment of society. Furthermore, given the growing focus on sustainability amongst our stakeholders we need to create more transparency around our performance and the action plan to drive the changes required to meet our goals. Our last ESG report on the financial year 2023 was issued in 2024. Our 2024 Global ESG report will be published in 2025.
In 2022 we approved Ferroglobe’s ESG Strategy 2022-2026 which sets the roadmap that makes sustainability a strategic pillar for the organization at the global level.
The ESG Strategy is aimed at being progressively implemented from 2022 to 2026, and has been defined based on four Strategic lines:
1.
Strengthening our governance framework

2.
Promoting a solid & honest engagement with our people and local communities where we operate

3.
Reinforcing the role of sustainability through our value chain

4.
Improving our environmental footprint to enable materials which are vital for sustainable development.

A specific ESG Committee has been designated to adopt and implement the ESG Strategy through 5 specific working groups to engage all business and corporate leaders to adopt and implement the ESG responsibilities set forth in the strategy.
The ESG Committee reports to the Management Team and The Board of Directors, which is ultimately responsible for the Company´s ESG performance.
The ESG working groups are responsible for monitoring and coordinating the development of the 40 measures that have been established within the strategy, as well as establishing and tracking targets to measure the degree of implementation of each of them.
We have defined our ESG Strategy 2022-2026 in alignment with the United Nations Sustainable Development Goals (SDGs), identifying for each of the defined measures the specific targets to which it contributes to. In this sense, we have determined 8 out of the 17 SDGs, which are the most relevant in our activities and on which we shall focus our efforts.
The measures set for each strategic line are summarized as follows:
•
Strengthening our governance framework: Measures aimed at integrating sustainability into the Group’s strategy, governance tools and organizational structure and also starting reporting through an annual ESG report.

•
Promoting a solid & honest engagement with our people and local communities where we operate: Measures aimed at achieving a corporate culture by harmonizing procedures for people management, guided by the fundamental values of collaboration, leading change, respect and ownership. Focusing on Health & Safety as a top priority and guiding principle in all our operations and promoting diversity, equality and inclusion as part of Ferroglobe´s core value of respect by setting a “DEI Roadmap”.
•
Reinforcing the role of sustainability throughout our value chain: Measures to promote the integration of sustainability among Ferroglobe’s value chain, both upstream and downstream by assessing our suppliers according to the ESG approach and coordinating the procedures to respond to customer´s needs in terms of ESG performance. The environmental footprint of our products will also be assessed developing specific Life Cycle Assessment studies.

•
Improving our environmental footprint to enable materials which are vital for sustainable development: Measures focused at reducing the environmental impacts of products and processes and integrate the environmental risks management approach to strengthen our resiliency and sustainability. Extending the environmental and energy management systems certification according to ISO standards in our production sites. Boosting energy efficiency through technological and processes improvement. Setting a Corporate Climate Change Framework and setting specific emission reduction targets. Promoting circularity principles for waste and water management through specific programs in the plants to reduce the global environmental footprint.

ESG Risk Management Approach
Under the Governance strategic line, ESG risks have been integrated in the Company´s risk management system, and we have started the Climate Change Risks & Opportunities Assessment aligned with the TCFD recommendations.
Non-Financial and Sustainability Information Statement
Ferroglobe PLC is a leading global producer of advanced metallurgical products. The Company is the largest merchant producer of silicon metal in the Western World, and a leading global producer of silicon-based alloys and manganese-based alloys. The Company’s main activity is to transform minerals into advanced materials that are critical in modern society, and sell those products worldwide, to a varied range of industries, including the manufacturing of steel, iron, aluminium, semiconductors and silicone compounds, among others.
Ferroglobe’s worldwide operations include assets located in Argentina, Canada, China, France, Venezuela, Norway, South Africa, Spain and the United States. Production sites include 23 electrometallurgical plants, 18 mining sites, an electrode production plant and 2 hydro stations.
Regarding the supply chain, Ferroglobe’s operations depend on two main types of raw materials:
•
Carbon reductants such as coal, wood, charcoal, metallurgical coke, petroleum coke, and anthracite.

•
Minerals, such as quartz and manganese ore.

At the Company’s mining sites, raw materials such as metallurgical coal and quartz are extracted, partially covering production demand. When local mining production cannot fulfil that demand, the Company relies on a network of qualified suppliers in each geographical region to ensure reliable access to high quality raw materials.
a.
A description of governance arrangements of the company in relation to assessing and managing climate-related risks and opportunities

In 2022, the ESG Committee was established with the mission of overseeing and managing the implementation of the Ferroglobe’s ESG strategy, including the management of climate-related risks and opportunities within the purview of the Sustainability Area’s management.

The Sustainability Area, within the Technology and Innovation division, leads the identification and assessment of climate-related risks and opportunities. Furthermore, the Finance division works in tandem with the Sustainability Area in coordinating the integration of climate change risks results into the Company’s Enterprise Risk Management (ERM) and presents them annually to the Audit Committee and to the Board of Directors.
b.
A description of how the company identifies, assesses, and manages climate-related risks and opportunities.

The methodology considered for identifying and assessing climate-related risks and opportunities is semi-quantitative and aligned with the Intergovernmental Panel on Climate Change (IPCC) technical guidelines. It has been applied at the group level, and it has taken into consideration each of the Company’s production sites as well as the value chain. The methodology’s steps are as follows:
The first step was to identify the current and potential risks and opportunities to which the Company may be exposed. This involved obtaining a preliminary list of risks and opportunities through a review of standards and regulations such as the EU Taxonomy for physical climate risks and the Task Force on Climate-related Financial Disclosures (TCFD) for transition risks and opportunities. Additionally, a benchmarking analysis was conducted to review Ferroglobe’s peers, and some meetings were needed with different areas at Ferroglobe to better understand risks and opportunities. Professional expertise was also incorporated into this process.
The second step was to calculate the inherent level for physical and transition risks. For physical risks, the considered variables included were impact, exposure and vulnerability. For transition risks, the considered variables included were impact and probability. In the case of the impact variable, the assessment scale was in alignment with the Company’s ERM Framework.
To complete the process of assessing the variables used to evaluate risks and opportunities, meetings have been held with various departments of the Company to conduct a more accurate evaluation. In addition, for Ferroglobe’s physical risks evaluation, historical data on climatic events affecting the Company’s assets were gathered. This information has been used as a source of information for the assessment of physical risks and can be used by the Company to monitor the frequency and severity of these events.
Finally, physical and transition risks have been prioritised1 according to the variables which adjust inherent risk to reach residual physical and transition risk, adaptation and mitigation respectively. Thus, the inherent level calculated in the previous steps is minimized by adaptation and mitigation measures. In the case of opportunities, the considered variables were benefits and probability to determine the level of success.
The results of the analysis of climate-related risks and opportunities are expected to be overseen specifically by the ESG Steering Committee and included in the annual reports presented to the Board. Additionally, they will be integrated into the Corporate Risk Matrix, in accordance with the Company’s ERM Framework.

1
This is equivalent to refer to the most significant or principal.

c.
A description of how processes for identifying, assessing, and managing climate-related risks are integrated into overall risk management process in the company

Ferroglobe applies a group-wide approach to managing risks through an ERM framework, which is largely based on the ISO 31000 – Risk Management Standard. The Company aims to continuously develop its risk management approach through a systematic framework geared towards the most inherent risks. Taking this approach provides greater visibility and increased risk awareness, ensures the appropriate management of risks, enables risks to be aggregated and allows the Company to take a portfolio approach to risk management. Its ERM System includes seven categories, one of which is ESG (Environmental, Social, Governance). In this category, all climate-related risks are subsumed and treated like any other Company risk.
Ferroglobe’s ERM framework allows the Company to proactively identify, assess, and manage risks across its broad range of activities. The prioritised risks are defined according to a specific ranking obtained through the assessment of each risk’s likelihood, expected impact and the strength of current controls, based on specific thresholds and criteria. As a result, risk control/mitigation involves one of four possible actions: tolerate, treat, transfer, or terminate the risk. Risk owners are responsible for the coordination of efforts to mitigate and manage those risks, as well as providing updates and identifying new risks.
Regarding the climate-related risks identified and assessed by the methodology described in the previous section (point b), the prioritised ones are then expected to be included in the global risk matrix.
d.
A description of:

i.
The principal climate-related risks and opportunities arising in connection with the operations of the company

ii.
The time periods by reference to which those risks and opportunities are assessed

Physical risks: After screening the 28 climate-related hazards included in the Commission Delegated Regulation (EU) 2021/2139, of 4 June 20212, a total of 15 physical hazards were identified as relevant to Ferroglobe’s business (heat stress, temperature variability, heat waves, cold waves, wildfires, cyclones, storms, tornadoes, rainfall, sea level rise, water stress, drought, heavy precipitation (including snow), floods and landslides).
The physical hazards were assessed using climatic variables and their evolution over time under various climate scenarios3. The IPCC provides the time horizons and the climate scenarios that were used: short-term (2024-2040), medium-term (2041-2060), and long-term (2081-2100). The climate scenarios are SSP2 – 4.5 (“medium emissions”) and SSP5 – 8.5 (“high emissions”).
After applying the methodology outlined in point b, sea level rise is no longer identified as a prioritized risk, unlike in the previous year. This change is due to the adjustment of the impact scale variable to the Company’s ERM framework.
In contrast, drought has been identified as a prioritised physical risk in the short-term under the climate scenario SSP2 – 4.5 for the last two years. This physical risk has been modelled using a drought base layer and projections on the variation in consecutive dry days, which could result in low water levels and could potentially impact Ferroglobe’s operations or its value chain.

2
The regulation establishes the technical screening criteria for determining the conditions under which an economic activity qualifies as contributing substantially to climate change mitigation or climate change adaptation and for determining whether that economic activity causes no significant harm to any of the other environmental objectives. The list of climate-related hazards included is non-exhaustive and constitutes only an indicative list of most widespread hazards that are to be considered.

3
Summary for policy makers (IPCC), page 13

Specifically, in the case of Ferroglobe’s operations, drought could reduce income as well as increase costs due to water scarcity in the regions where hydroelectric power plants are located. In the value chain, it is possible to conceive an increase in energy costs due to dependence on hydroelectrical energy suppliers. It is also possible to perceive increased energy costs based on the specific energy distribution system of a country, increased European coal prices due to transportation disruptions, and a reduction in the cooling operation of nuclear reactors in France. Even though droughts are expected to mostly impact Ferroglobe’s value chain, some adaptation measures are being analysed in relation to power supply options to mitigate the risk in future drought events.
Nevertheless, the Company has experienced non-material direct impacts from weather-related incidents in the supply chain in recent years. For example, heavy rains in Colombia have occasionally created issues with transporting coal, an important raw material for their production. Flooding in South Africa and the United States has occasionally delayed the transportation of raw materials or finished goods. Similarly, snow events have temporarily delayed transportation. Heatwave incidents have required the Company to adapt working conditions and operating hours.
Therefore, the Company has not identified or experienced any material4 physical effects of climate change on its operations. This could be due to severe weather, weather-related damage to Ferroglobe’s property or operations, indirect weather-related impacts affecting major customers or suppliers, or material weather-related impacts on the cost or availability of insurance.
Moreover, any weather-related damages have diminished and represented substantially less than 1% of the total operating expenses each year from 31 December 2020, through 31 December 2024, which reflect the immaterial nature of these incidents.
Regarding adaptive capacity, Ferroglobe assesses and manages the effects of natural disasters and extreme weather conditions through its integrated, company-wide control and risk management process. Moreover, the Company conducts preparedness planning and implements measures designed to maintain business continuity and mitigate the financial impacts of natural disasters and extreme weather conditions, which may include physical climate-related risks. Specifically, Ferroglobe’s sites and operations have already organically developed adaptive measures such as the installation of pumps, or construction of protective infrastructure to manage flooding, air conditioning, increased stock capacity, and implementation of transportation and logistics alternatives.
Transition risks: After screening the 15 climate-related transition key risks by the Task Force on Climate-Related Financial Disclosures (TCFD), a total of 10 transition risks were identified as considered particularly relevant to Ferroglobe’s business.
The transition risks were assessed using the International Energy Agency’s (IEA) Stated Policies Scenario (STEPS) and the Net Zero Scenario for both the short-term (2030) and long-term (2050). Following the methodology described in point b, as a result, the following 3 transition risks were prioritised, all of them related to increased cost of raw materials and market forces:
•
Market: Potential increase in the cost of critical raw materials, such as manganese ore, as defined by the EU, the USA, and Quebec.

•
Market: A potential increase in costs may arise due to growing global demand for wood. Wood is commonly used as a key component in decarbonization strategies across various industries, serving as a renewable alternative to fossil-based carbon.

•
Regulatory and legal: Rising costs driven by the impact of emissions trading schemes throughout different segments of the supply chain.

4
Material: Rule 405 under the Securities Act defined the term “material” as follows: “When used to qualify a requirement for the furnishing of information as to any subject, [materiality] limits the information required to those matters to which an average prudent investor ought reasonably to be informed before purchasing the security registered.”

In terms of mitigating actions, Ferroglobe has developed the Decarbonization Plan (2024-2030), which focuses on substituting fossil carbon sources with bio reductants in the electrometallurgical process, improving energy efficiency through the Key Technical Metrics (KTM) program and increasing the use of renewable and low-carbon energy mix. It aims for a 26% reduction in CO2 emissions by 2030 from a 2020 baseline.
Additionally, Ferroglobe secures its own quartz mines to reduce reliance on external suppliers and is actively pursuing long-term contracts and joint ventures to ensure stable access to other raw materials. Quartz is a critical raw material for the silicon value chain. The Company also invests in innovation and partners with universities and research centres to develop sustainable solutions and minimize dependence on fossil carbon sources.
Opportunities: After screening 21 climate-related opportunity categories by the Task Force on Climate-Related Financial Disclosures (TCFD), a total of 5 opportunities were identified to be particularly relevant to Ferroglobe’s business.
The opportunities were assessed using the Stated Policies Scenario (STEPS) and the Net Zero Scenario in the short-term (2030) and long-term (2050) according to the International Energy Agency (IEA). After applying the methodology described in point b, as a result, the following 3 opportunities were prioritised:
•
Use of low-emission sources of energy: Engagement in power purchase agreements (PPAs) for renewable energy procurement can provide price stability and reduce electricity prices.

•
Development of new products, markets, and applications through R&D and innovation: Potential for increased revenue through the creation and deployment of lighter, more efficient products in the transportation sector.

•
Expansion of energy transition-related products: Opportunities for revenue growth from the deployment of silicon-based products for energy storage and other renewable technologies, including photovoltaics and batteries.

e.
A description of the actual and potential impacts of the principal climate-related risks and opportunities on the business model and strategy of the company

Based on historical data on operations, Ferroglobe has identified some physical risks such as heavy precipitation, floods, storms, and heat waves as the most recurring. They have impacted mainly production plants and mines, resulting in a loss of profit derived from ceasing operations and/or increasing costs in repairs and capital expenditures.
These events have encouraged Ferroglobe to develop and implement adaptation and mitigation measures to reduce those risks. Therefore, the Company has organically included climate-related issues as an input to its financial planning process through consideration of CapEx investments and funds for specific use in climate change adaptation and mitigation, prioritising adaptation plans to better equip sites to previously occurring natural phenomena.
In terms of resilience, the Company’s strategies may be confronted with disruptions in financial performance. Such disruptions include reduced revenue due to halted operations or increased costs and expenses related to raw material and carbon prices, as well as changes in financial position due to assets exposed to climate risks. Moreover, the Company has already conducted a climate change analysis that has been updated annually and has established a team responsible for identifying, assessing, and managing climate-related risks and opportunities to inform the Company when action would be necessary. The following table describes the strategic response for each risk type:

Type (TCFD Category)	Climate-related risk	Strategic Response
Physical climate (Acute)	Drought. Operational constraints caused by acute water shortage and energy supply disruptions.
Ensure access to diverse water sources. This includes ensuring access to multiple available water supplies and leveraging rainwater for reuse.
Explore alternative options of energy supply that do not rely on water-dependent sources.

Transition (Market)	Shortage and increase in the cost of raw materials.
Diversification of the supply chain, pursuing long- term contracts to ensure stable access to raw materials, securing own quartz mines and substituting coal by biocarbon. Aims to mitigate cost fluctuations and ensure sustainable sourcing, while enhancing resilience against market volatility and regulatory changes.

Transition Regulatory & legal	Rising costs driven by the impact of emissions trading schemes throughout different segments of the supply chain.
Development of a decarbonization strategy that allows for maintaining the competitiveness of operations, thereby reducing the carbon footprint by replacing fossil coal with biochar and increasing access to a low-carbon and/or renewable energy mix.

Type (TCFD Category)	Climate-related opportunities	Strategic Response
Opportunity (Energy)	Use of low emission sources of energy.	Seeking to conclude new PPAs in countries where the Company operates (such as the PPA’s signed in Spain in 2024).
Opportunity (Products & Services)	Development of new products, markets, and applications through R&D and innovation.
Continued development of proprietary in-house technological capabilities, alongside research initiatives and strategic partnerships, to drive innovation in the transport sector (such as the production of silicon as anodic material for lithium-ion batteries).

Opportunity (Products & Services)	Expansion of energy transition-related products.
Continuous monitoring of potential product applications and industry partners in emerging industries linked to the adoption of low-carbon solutions, such as renewable energy and the electrification of the economy.

f.
An analysis of the resilience of the business model and strategy of the company, taking into account consideration of different climate-related scenarios

To assess the risk level for each climate-related risk, specific scenarios were used depending on whether they were physical or transition-related.
For physical climate risks, IPCC scenarios SSP2-4.5 and SSP5-8.5 were followed. These scenarios integrate socioeconomic and emission concentration pathways to evaluate the behaviour of different climatic variables in the short-term (2024-2040), medium-term (2041-2060), and long-term (2081-2100).
Data for each scenario and timeframe were primarily obtained from the IPCC and Copernicus, as key scientific public data. Furthermore, additional data were collected from other agencies, such as the Spanish and French ministries for Ecological Transition, the U.S. Environmental Protection Agency, and NASA’s Earth Observation Program, World Bank (Think Hazard). These data were used to model the physical climate exposure of Ferroglobe’s assets at their specific locations to climatic variables (e.g. temperature, precipitations, among multiple other variables). Following the mentioned methodology (refer to point b), these exposure values were then integrated with impact and vulnerability assessments to calculate the inherent risk level for each asset.

For transition risks, the IEA World Energy Outlook (2023) Net Zero Emissions by 2050 Scenario and the Stated Policies Scenario (STEPS) were used to model key legislative and economic variables in the short term (2030), and long-term (2050). These scenarios present relevant hypothetical, consistent, and plausible futures for the evolution of greenhouse gas emissions and their main drivers, based on assumptions regarding policy, macroeconomics, and demographic studies. Based on the evolution of these variables in each scenario, potential impact and probability levels were established to conduct a qualitative analysis, following the methodology described in point b.
First, according to the above-mentioned scenarios, inherent risk was calculated for each type of risk, both physical and transitional. Next, the availability and coverage of its adaptation and mitigation actions was assessed to determine their potential for reducing the inherent risk level. The assessed adaptive or mitigative capacity of each site was then used to attenuate the inherent risk, resulting in a residual risk level. This residual risk level will be used to prioritize the risks. As previously mentioned, all Ferroglobe sites contemplate organically developed adaptation measures. Additionally, Ferroglobe has developed and approved a Decarbonization Plan (2024-2030) to enhance mitigative capacities.
g.
A description of the targets used by the company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets

Ferroglobe’s decarbonization target aims to reduce its scope 1 and scope 2 emissions by 26% by 2030 compared to 2020. Therefore, some targets related to the different projects of the decarbonization strategy: % of renewable or low carbon energy in operations, % of substitution of coal by bioreductants, performance of Key Technical Metrics in operations and waste gas recovery.
Regarding opportunities, the Technology and Innovation Division has invested in a variety of projects. In 2023, the Company allocated $8 million towards cutting-edge research and $11.4 million for process improvement and innovation. Ferroglobe has joined several partnership and cooperation agreements with recognised universities and research centres in Spain, France, and other countries worldwide. Furthermore, our efforts have received support from European, national and regional public research programs.
h.
The key performance indicators used to assess progress against targets used to manage climate-related risks and realise climate-related opportunities and a description of the calculations on which those key performance indicators are based

The following Key Performance Indicators (KPIs) are expected to be implemented, measured, and tracked in order to assess Company progress in relation to climate-related risks and opportunities.
Type	Category	KPIs
Physical climate risks	Chronic	Total financial impacts over the past rolling 3 years5.
Acute
Transition climate risks	GHG emissions	Scope 1, 2 and 3 emissions (tons CO2e). Price for the fiscal year (€/tCO2e). CapEx (M€)
	Changes in raw material cost	Wood and manganese ore (%).

5
Financial impacts are defined as total economic impact including damages and losses due to a cease in operations.

Type	Category	KPIs
Climate - related opportunities	Renewable energy	Electricity consumption derived from renewable energy sources (%).
	Development of new products, markets, and applications through R&D and innovation.	Revenue associated with the development and deployment of lighter products for the transport sector.
	Expansion of energy transition-related products.	Revenue associated with the deployment of silicon-based products for energy storage and other transition technologies.
Maintaining a high standard of business conduct
On behalf of the Company, the Board has adopted a number of policies which articulate the Company and the Board’s commitment to the highest standards of integrity, ethical behaviour, transparency, safety and corporate citizenship. These include, as their mainstay, the Company’s code of conduct which sets out the Company’s policies on bribery and corruption, whistleblowing, conflicts of interest and political and charitable contributions, as well as the importance of safeguarding the wellbeing of its employees and protecting its resources. The Code of Conduct is supported by further policies on whistleblowing, data protection and statements on trade compliance, tax and modern slavery. The Board has also adopted a corporate governance policy statement to protect the interests of minority shareholders (on which there is more on “Acting fairly between members” sections that follows).
The Code of Conduct is reviewed regularly and every employee of the Company and all of its Board members are asked to confirm their personal commitment to the Code on joining the Company and to re-confirm it each year thereafter. Employees have the opportunity to report suspected breaches of the Code, for which purpose a secure and confidential hotline has been established, administered by an independent third party. Allegations of breaches of the Code are normally reported to the Audit Committee at each of its scheduled meetings and regular updates on the status of follow-up actions and outcomes given.
Acting fairly between members
A significant number of the Company’s shares are held by Grupo VM, its major shareholder. The Company has a number of checks and balances in place throughout the Company’s governance framework to ensure that the interests of the majority and the minority shareholders are respected and the Board is cognisant of its duties in this regard. These checks and balances include:
•
the Company’s shareholders’ agreement with Grupo VM which regulates Board appointments, including those nominated by Grupo VM, Grupo VM’s rights to transfer and pledge its shares, its pre-emption rights and standstill obligations and the confidentiality agreement with Grupo VM which regulates the use, disclosure and security of confidential information shared with Grupo VM or its representatives;

•
the Company’s Articles of Association which, among other things, require the approval of a majority of independent directors to any agreement or arrangement between the Company and Grupo VM;

•
the Board’s corporate governance policy, first adopted in October 2017, under which the Board commits to maintain a majority of independent directors on the Board. This policy was most recently reviewed and renewed by the Board in February 2024;

•
the workings and functions of the Board’s key fully independent Audit and majority independent Compensation Committees;

•
the Company’s related parties’ policy which stipulates how and in what way proposed related party transactions are to be submitted for consideration and approval by the Audit Committee of the Board and the Company’s register of related party transactions which is submitted to each scheduled meeting of the Audit Committee;

•
the presence of directors on the Board who were nominated by Grupo VM.

The Chief Legal Officer and Group Company Secretary has primary responsibility for advising the Board on its duties and on the Company’s governance framework and normally attends all meetings of the Board and its Committees.
The Strategic Report for the year ended 31 December 2024 has been reviewed and approved by the Board on 22 May 2025.
Javier Lopez Madrid
Director

DIRECTORS’ REPORT
The Directors present their report and the audited financial statements of the Group and Company for the year ended 31 December 2024. The Directors do not need to comply with Corporate Governance requirements.
The Directors’ Report comprises these pages (28 to 32) and the other sections and pages of the Annual Report cross-referred below which are incorporated by reference.
The financial statements have been prepared under the going concern basis of accounting, with additional details provided in note 3.1 of the financial statements.
As permitted by legislation, certain disclosures normally included in the Directors’ Report have instead been integrated into the Strategic Report (pages 10 to 27). These disclosures include information relating to the Group’s principal risks and uncertainties.
Directors
The directors of the Company, who held office at any time during the year to 31 December 2024, were as follows:
Javier López Madrid...........................	Director and Executive Chairman
Marco Levi.........................................	Director and Chief Executive Officer
Rafael Barrilero Yarnoz......................	Non-Executive Director
Bruce L. Crockett...............................	Non-Executive Director
Stuart E. Eizenstat..............................	Non-Executive Director
Manuel Garrido y Ruano...................	Non-Executive Director
Nicolas de Santis................................	Non-Executive Director
Marta Amusategui Vergara.................	Non-Executive Director
Juan Villar-Mir de Fuentes.................	Non-Executive Director
Silvia Villar-Mir de Fuentes................	Non-Executive Director
Belén Villalonga Morenés...................	Non-Executive Director
The biographies of our directors as at the date of this report are set out on pages 33 to 37. Details of the directors standing for election or re-election at our 2024 AGM will be set out in the notice of that meeting.
Directors’ indemnities
As required by the Articles, each director is indemnified in connection with his role as a director, to the extent permitted by law. As permitted by the Articles, the Company has purchased and maintained throughout the year under review directors’ and officers’ liability insurance.
Share repurchases
During 2023 the company did not perform any share repurchase, however at the annual general meeting on 18 June 2024, shareholders granted authority to the Company to effect share repurchases. The Company is accordingly authorized for a period of five years to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares provided that (i) the maximum aggregate number of ordinary shares hereby authorized to be purchased is 37,776,463, representing approximately 20% of the issued ordinary share capital, and (ii) additional restrictions under applicable U.S. securities laws are substantially complied with, including (but not limited to) the pricing limitations under Rule 10b-18(b)(3) of the U.S. Exchange Act, the volume limitations under Rules 10b-18(b)(4) and 10b18(c)(2) of the Exchange Act,

the timing limitations under Rules 10b-18(b)(2) and 10b-18(c)(1) and the requirements with respect to the use of brokers or dealers under Rule 10b-18(b)(1) of the U.S. Exchange Act.
For the year ended 31 December 2024, the Company has repurchased a total of 598,207 shares for total consideration of $2,427 thousand. The average price paid per share was $4.06. The shares repurchased remained held in treasury at 31 December 2024.
Dividends
During the year 2024, the Company distributed dividends to its ordinary shareholders totaling $9,758 thousand.
Political donations
During the year under review the Company has not made any political donations, incurred any political expenditure or made any contributions to an EU or non-EU political party.
Employee policies
Ferroglobe has a culture of continuous improvement through investment in people at all levels within the organisation. Its Code of Conduct (“Code”), which applies to all directors and employees of the Group, sets out Ferroglobe’s commitment to protecting, respecting and supporting its workforce. The Code was revised in 2017 to bring together Ferroglobe’s policies on key ethical, behavioral and compliance matters. Its roll-out across the Group globally was initiated in 2017, supported by mandatory training for all employees. Subsequently and on an annual basis, Group personnel have been requested to re-certify their knowledge of and continued compliance with the Code. The adoption of and training provided on the Code is consistent with our evolution to an organization with an integrated approach to human relations policies across the five continents in which the Group operates.
Those key policies include:
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Health and safety, where Ferroglobe places high value on the well-being of all personnel and is committed to providing a healthy and safe working environment;

•
Respect in the workplace, promoting equality and diversity, rejecting harassment and bullying and supporting work-life balance;

•
Striving to conduct operations in a way that respects the human rights of personnel, suppliers and others with whom Ferroglobe works, including local communities;

•
Encouraging the reporting of wrongdoing or of any suspicions or concerns as to wrongdoing, any of which can be raised in confidence through the whistleblowing hotline which Ferroglobe has established in all countries in which it operates where it is lawful to do so.

Ferroglobe is committed to providing equal opportunities for all Group personnel and to creating an inclusive workforce by promoting employment equality. This includes pursuing equality and diversity in all its employment activities, including recruitment, training, career development and promotion and ensuring there is no bias or discrimination in the treatment of people. Ferroglobe opposes all forms of unlawful or unfair discrimination on the grounds of race, age, nationality, religion, ethnic or national origin, sexual orientation, gender or gender reassignment, marital status or disability. Wherever possible, vacancies are filled from within Ferroglobe and efforts are made to create opportunities for internal promotion.

Greenhouse gas emissions
The U.K. Companies Act 2006 (Strategic Report and Directors’ Reports) Regulations 2013 requires U.K.-based quoted companies to report global greenhouse gas (“GHG”) emissions data in the Annual Report and Accounts. Comparison year data for 2021, 2022, 2023 and 2024 is included in Table 2 in this report. As in the period 2021-2023, the 2024 GHG inventory was prepared in accordance with the Ferroglobe PLC Greenhouse Gas Inventory Management Plan (2017), prepared in consultation with ERM Group, Inc. and its U.K. affiliate (the “IMP”).
The Company has selected the Operational Control approach and criteria as the basis for reporting GHG emissions data, defining “Operational Control” to encompass facilities the Group owns and operates, facilities it leases and operates, and partnerships facilities it operates. All facilities within Ferroglobe’s Operational Control that are material to its Group-wide GHG emission inventory are included in reported figures. This approach means that the operations for which emissions are reported are substantially coextensive with operations comprised by Ferroglobe’s consolidated financial reporting. The Company does not have responsibility for any emission sources that are not included in its financial reporting.
Table 1 sets forth the Company’s consolidated greenhouse gas emissions expressed in metric tonnes of carbon dioxide equivalent (CO2e). The figures reported below include all material direct (Scope 1) and indirect (Scope 2) emission sources for facilities within the Company’s Operational Control. Principal sources of Scope 1 emissions from operations at, or Scope 2 emissions imputed to, Ferroglobe-controlled facilities include:
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Electricity purchased or produced by Ferroglobe facilities

•
Fuels purchased for consumption in stationary sources on-site at Ferroglobe facilities (e.g., natural gas, diesel, LPG)

•
Fuels purchased for consumption in mobile sources owned and operated by Ferroglobe

•
Process emissions associated with electric arc furnaces used for the production of silicon metal and ferroalloys.

Table 1. Company-wide Scope 1 and Scope 2 Emissions for 2024
Global GHG emissions data for period 1 January 2024 to 31 December 2024 Emissions From:	Tonnes of CO2e
Combustion of fuel and operation of facilities	1,793,7146
Electricity, heat, steam and cooling purchased for own use	1,938,914
Company’s chosen intensity measurement: Emissions reported above, normalized to per tonne of product output	5.04

6
In line with DEFRA Guidance, 1.0 million tonnes of CO2e are not included in the above table, due to being biogenic in nature.

Table 2. Company-wide Scope 1 and Scope 2 Emissions Comparison for 2021-2024
Global GHG emissions data for period 1 January to 31 December 2021-2024	Tonnes of CO2e
Emissions From:	2021	2022	2023	2024
Combustion of fuel and operation of facilities	2,197,7347	2,028,5568	1,705,5049	1,793,71410
Electricity, heat, steam and cooling purchased for own use	1,228,600	1,184,366	1,617,429	1,938,914
Energy Consumption (MWh)	6,854,806	6,479,769	5,832,331	5,909,213
Company’s chosen intensity measurement: Emissions reported above, normalized to per tonne of product output	4.42	4.50	5.10	5.04
The emissions and energy consumption correspond to Ferroglobe´s plants and mining operations all outside the United Kingdom.
Since 2020 the company has launched a specific project on energy efficiency called the “KTM project”, focused on increasing both energy efficiency and raw material yields in our furnaces and operations. he implementation of the Key Technical Metrics methodology is based on our technical know-how, expertise, comprehensive assessment of processes, operational rigor and continuous improvement. It includes a detailed on-site performance monitoring plan, especially on energy consumption.
Methodology
In preparing the IMP and this report, the Company has adhered to the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD) Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard—Revised Edition (2004) (the “GHG Protocol”) and the U.K. DEFRA’s Environmental Reporting Guidelines: Including mandatory greenhouse gas emissions reporting guidance (June 2013) (“DEFRA Guidance”). The Company reports material emissions of three out of the six Kyoto GHGs, viz. carbon dioxide (CO2), methane (CH4), and nitrous oxide (N2O). A fourth, sulfur hexafluoride (SF6), is present in electrical breakers at some Company facilities, but no emission SF6 have been observed. The two remaining Kyoto gases, perfluorocarbons (PFCs) and hydrofluorocarbons (HFCs), are not reported since Company facilities do not emit or use materials containing them.
Post Year-End Events
Dividend payment
In March 2025, the Company distributed dividends to its ordinary shareholders totaling $2,613 thousand.
Future Developments
As part of its strategy to serve customers better, the Group develops new products or new specifications on a continuous basis. As a consequence of these efforts, investments have been made in facilities that allow the production of new products, such as higher-grade silicon metal, solar grade silicon metal, electrodes for use in silicon metals furnaces, high-value powders for use in Li-on batteries or new foundry products. Please see

7
In line with DEFRA Guidance, 977,204 tonnes of CO2e are not included in the above table, due to being biogenic in nature.

8
In line with DEFRA Guidance, 924,028 tonnes of CO2e are not included in the above table, due to being biogenic in nature.

9
In line with DEFRA Guidance, 1,000,000 tonnes of CO2e are not included in the above table, due to being biogenic in nature.

10
In line with DEFRA Guidance, 1,000,000 tonnes of CO2e are not included in the above table, due to being biogenic in nature.

Part I, Item 4, Information on the Company of the 2024 Form 20-F by way of example of how the Group has developed proprietary technologies and has pursued innovation in the development of new products.
Research and development
Ferroglobe focuses on developing new products, production processes and continuous improvement to create further value for our stakeholders and to follow global megatrends, including the green energy transition. Ferroglobe has dedicated teams for R&D and continuous improvement, but it also has cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world.
Please refer to Part I, Item 4, Information on the Company of the 2024 Form 20-F (as set out in the separate attachment to this U.K. Annual Report) for information on Ferroglobe’s research and development activities and opportunities.
Share capital structure and change of control provisions
The Company’s share capital comprises ordinary shares of $0.01 each, all of which bear the same rights and obligations. The Company’s issued share capital at 31 December 2024 is set out at Note 12 to the Consolidated Financial Statements.
The rights attaching to the Ordinary Shares are set out in the Articles, a copy of which can be obtained from the Company Secretary on request. Each Ordinary Share has one vote attaching to it for voting purposes and all holders of Ordinary Shares are entitled to receive notice of and attend and vote at the Company’s general meetings. The Articles vest power in the directors to refuse to register transfers of Ordinary Shares in certain circumstances including where the instrument of transfer is not stamped or is in favor of more than 4 transferees. There are also restrictions in the Articles affecting the terms of tender offers and any scheme of arrangement, consolidation, merger or business combination designed to protect minority shareholders while Grupo VM and its associates hold ten percent or more of the Ordinary Shares.
Significant agreements affected by a takeover
There are no agreements between the Group and any of its employees or any director of the Company that provide for compensation to be paid to the employee or director for termination of employment or for loss of office as a consequence of a takeover of the Company, other than provisions that would apply on any termination of employment.
Statement of disclosure to the Company’s U.K. statutory auditor
In accordance with section 418 of the Companies Act, each director at the date of this Directors’ Report confirms that:
•
so far as he or she is aware, there is no relevant audit information of which the Auditor is unaware; and

•
he or she has taken all the steps he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the Auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.
By order of the Board on 22 May 2025
Javier Lopez Madrid
Director

THE BOARD OF DIRECTORS
Details of the members of the Board as at the date of this ARA are below.
JAVIER LÓPEZ MADRID
Javier López Madrid has been Executive Chairman of the Company since 31 December 2016 and was Chairman of our Nominations Committee from January 1, 2018 until May 26, 2023. He was first appointed to the Board on February 5, 2015 and was the Company’s Executive Vice-Chairman from 23 December 2015 until 31 December 2016.
He has been Chief Executive Officer of Grupo VM since 2008, and is a member of the Board of several non-profit organizations. He is the founder and the largest shareholder of Financiera Siacapital and founded Tressis, Spain’s largest independent private bank. Mr. López Madrid holds a Masters in law and business from ICADE University.
MARCO LEVI
Marco Levi was appointed Chief Executive Officer of the Company on January 10, 2020, and appointed to its Board of Directors on January 15, 2020. Dr Levi previously served as President and CEO of Alhstrom-Munksjö Oyj, a global fiber materials company listed in Finland, where he led a successful transformation of the business by refocusing its product portfolio towards value-added specialty products. Prior to that, Dr. Levi was Senior Vice President and Business President of the $3 billion emulsion polymers division of chemicals manufacturer Styron, including during the period in which Styron division was acquired by Bain Capital from Dow Chemical Company. Dr. Levi previously had spent over twenty-two years at Dow in various departments and roles, ultimately serving as general manager of the emulsion polymers business.
Dr Levi is also a Non-Executive Director of Mativ Holdings, Inc, the leading global performance materials company, listed on the New York Stock Exchange. Dr Levi holds a doctorate in industrial chemistry from the Università degli Studi di Milano, Statale, in Italy.
BRUCE L. CROCKETT
Bruce L. Crockett was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015. He has been a member of our Audit Committee from that date and was Chair of the Audit Committee since June 4, 2020 and served on our Compensation Committee from January 1, 2018 until June 23, 2021. Mr. Crockett was appointed on May 13, 2021 as our Senior Independent Director and on June 23, 2021 as Chair of the Corporate Governance Committee until May 26, 2023, on which date he was appointed as a member of the Nominations and Governance Committee.
Mr. Crockett holds a number of other Board and governance roles. He has been Chairman of the Invesco Mutual Funds Group Board of Directors and a member of its Audit, Investment and Governance Committees, serving on the board since 1991, as Chair since 2003 and on the Board of predecessor companies from 1978. Since 2013, he has been a member of the Board of Directors and, since 2014, Chair of the Audit Committee and since 2021 member of the Governance Committee of ALPS Property & Casualty Insurance Company. He has been Chairman of, and a private investor in, Crockett Technologies Associates since 1996. He is a life trustee of the University of Rochester. In 2021, he was appointed as a member of the Board of Advisors of the Western Colorado University Graduate Business School.
Mr. Crockett was a member of the Board of Directors of Globe from April 2014 until the closing of the Business Combination, as well as a member of Globe’s Audit Committee. He was formerly President and Chief Executive Officer of COMSAT Corporation from 1992 until 1996 and its President and Chief Operating Officer from 1991 to 1992, holding a number of other operational and financial positions at COMSAT from 1980, including that of Vice President and Chief Financial Officer. He was a member of the Board of Directors of Ace Limited from 1995 until 2012 and of Captaris, Inc. from 2001 until its acquisition in 2008 and its Chairman from 2003 to 2008.

Mr. Crockett holds an A.B. degree from the University of Rochester, B.S. degree from the University of Maryland, an MBA from Columbia University and an Honorary Doctor of Law degree from the University of Maryland.
STUART E. EIZENSTAT
Stuart E. Eizenstat was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015. He was a member of the Company’s Corporate Governance Committee from January 1, 2018, until 26 May 2023, and served on our Nominations Committee from May 16, 2018, until May 26, 2023, on which date he was appointed as a member of the Compensation Committee.
Mr. Eizenstat has been a Senior Counsel at Covington & Burling LLP in Washington, D.C. and headed its international practice for many years after joining the firm in 2001. He has served as a member of the Advisory Boards of GML Ltd. since 2003 and of the Office of Cherifien de Phosphates since 2010. He was a trustee of BlackRock Funds from 2001 until 2018.
Mr. Eizenstat was a member of Board of Directors of Globe Specialty Metals from 2008 until the closing of the Business Combination and Chair of its Nominating Committee. He was a member of the Board of Directors of Alcatel-Lucent from 2008 to 2016 and of United Parcel Service from 2005 to 2015. He has had an illustrious political and advisory career, including serving as Special Adviser to Secretary of State Hillary Clinton and then Secretary of State John Kerry on Holocaust-Era Issues from 2009 to 2017, and Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton administration from 1993 to 2001. He was Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001, Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999, Under Secretary of Commerce for International Trade from 1996 to 1997, U.S. Ambassador to the European Union from 1993 to 1996 and Chief Domestic Policy Advisor in the White House to President Carter from 1977 to 1981. He served on the Defense Policy Board in the Obama administration from 2014-2017. He currently serves as Special Adviser on Holocaust Issues to Secretary of State Antony Blinken and as Chairman of the Council of United States Holocaust Memorial Museum, appointed by President Biden. He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II”; “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States”, “President Carter: The White House Years”, and “The Art of Diplomacy: How American Negotiators Reached Historic Agreements that Changed the World”.
Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill, a J.D. from Harvard Law School and nine honorary doctorate degrees from colleges and universities, high honors from the United States, French (Legion of Honor), German, Austrian, Belgian, and Israeli governments, and over 75 awards from various organizations.
MANUEL GARRIDO Y RUANO
Manuel Garrido y Ruano was appointed to our Board of Directors as a Non-Executive Director on May 30, 2017. He was a member of our Nominating and Corporate Governance Committee from May 30, 2017 until 31 December 2017, and served on our Corporate Governance Committee from 31 December 2017 until 26 May 2023.
Mr. Garrido y Ruano has been Chief Financial Officer of Grupo Villar Mir since 2003 and he is currently a member of the Board of its subsidiary in the energy sector, and of its real estate subsidiary. In June 2021 he was appointed non-executive Chairman of Fertial SPA the Algerian fertilizers subsidiary of the Group. He resigned from Fertial’s board of directors in August 2024, when GVM divested its stake in the company.
He has been Professor of Corporate Finance of one Graduate Management Program at the Universidad de Navarra, and has also been Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain.

Mr. Garrido y Ruano was a member of the steering committee of FerroAtlántica until 2015, having previously served as its Chief Financial Officer from 1996 to 2003. He worked with McKinsey & Company from 1991 to 1996, specializing in restructuring, business development and turnaround and cost efficiency projects globally.
Mr. Garrido y Ruano holds a Masters in Civil Engineering with honors from the Universidad Politécnica de Madrid and an MBA from INSEAD, Fontainebleau, France.
MARTA DE AMUSATEGUI Y VERGARA
Marta de Amusategui y Vergara was appointed to our Board of Directors as a Non-Executive Director on June 12, 2020. She has been a member of our Audit Committee from that date and a member of the Compensation Committee since June 23, 2021.
Ms. Amusategui has substantial experience in executive and non-executive roles, with a background in business strategy, banking and finance. She is the founder and a partner of Abrego Capital S.L, providing strategic and financial advisory services, and co-founder of Observatorio Industria 4.0, the professional forum leveraging knowledge and experience to assist businesses, specifically those in the secondary sector, in their digital transformation. She began her career in management consulting and investment banking, serving as Country Executive Officer and General Manager with Bank of America in Spain from 2003 to 2008.
Ms. Amusategui has been a member of the Board of Eland Private Equity, S.G.E.I.C., S.A., a private equity management company specializing in renewable energies, since 2009. Since 2020, she has been a member of the board of directors of Eccocar Sharing S.L. She has also held other Board positions in the past, including that of Telvent GIT S.A. (Nasdaq TLVT), the global IT solutions and business information services provider, where she became an independent director from early 2010 until its de-listing following acquisition in December 2011.
Ms. Amusategui holds an Industrial Engineering degree (MSc equivalent) from Universidad Pontificia de Comillas, Madrid, Spain, an MBA from INSEAD, Fontainebleau, France and a DBA from Universidad Pontificia de Comillas. She has held a number of academic appointments, lecturing in Financing at the Inesdi Business School, Grupo Planeta, in Barcelona, in Managerial Competencies in CUNEF, in Madrid, and in Risk Management on the Non-Executive Directors Program at ICADE Business School, also in Madrid.
JUAN VILLAR-MIR DE FUENTES
Juan Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015.
Mr. Villar-Mir de Fuentes is currently Chairman of Inmobiliaria Espacio, S.A and Grupo Villar Mir, S.A.U. In both companies he served as Vice Chairman since 1996 and since 1999 respectively. He has served as Chairman and Vice Chairman of Obrascon Huarte Lain, S.A and has been serving as a member of the Board of Directors since 1996, first as a member of the Audit Committee and, later, as a member of its Compensation Committee. He was a Board Director and member of the Compensation Committee of Inmobiliaria Colonial, S.A from June 2014 to May 2017. He also was a member of the Board of Directors and of the Compensation Committee of Abertis Infraestructuras, S.A. between 2013 and 2016.
Mr. Villar-Mir de Fuentes is Patron and member of the Patronage Council of Fundación Nantik Lum and of Fundación Santa María del Camino.
Mr. Villar-Mir holds a Bachelor’s Degree in Business Administration and Economics and Business Management from the Universidad Autónoma de Madrid.
BELEN VILLALONGA MORENÉS
Belen Villalonga Morenés was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. She has been a member of the Audit Committee from that date and served as a member of the Corporate

Governance Committee from June 23, 2021 until May 26, 2023, on which date she was appointed to the Nominations and Governance Committee.
Ms. Villalonga is a Professor of Management and Organizations, a Yamaichi Faculty Fellow, and a Professor of Finance (by courtesy) at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at the Harvard Business School. During 2018-2019 she was a Visiting Professor at Oxford University’s Said Business School. Her teaching, research, and consulting activities are in the areas of corporate governance, strategy, and finance, with a special focus on family-controlled companies. Her award-winning research has been cited over 19,000 times in scholarly articles and international media outlets.
Professor Villalonga is an independent director at Técnicas Reunidas (global engineering firm publicly listed in Spain), Banco Santander International (Santander group’s private banking subsidiary in the United States), as well as at Mapfre USA (insurance). She has previously served as independent director for Acciona (renewable energy and infrastructure), Grifols (biopharma), and Talgo (high-speed trains).
Ms. Villalonga holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a Ph.D. in Business Economics from the Complutense University of Madrid.
SILVIA VILLAR-MIR DE FUENTES
Silvia Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. She served as a member of the Compensation Committee from June 23, 2021 until May 26, 2023. Ms. Villar-Mir de Fuentes currently serves on the board of directors of Grupo Villar Mir, a privately held Spanish group with investments across a broad range of diversified industries, which is the beneficial owner of approximately 40% of the Company’s share capital.
Mrs. Villar-Mir de Fuentes is a summa cum laude graduate in Economics and Business Studies, with concentration in finance and accounting, from The American College in London, United Kingdom.
NICOLAS DE SANTIS
Nicolas De Santis was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He has been a member of the Compensation Committee since June 23, 2021 and served as a member of the Nominations Committee from June 23, 2021 until May 26, 2023, on which date he was appointed as Chair of the Nominations and Governance Committee. Mr. De Santis is a technology entrepreneur, strategist and author with substantial experience in executive and non-executive roles. Mr. De Santis is currently the President of Gold Mercury International and the Chief Executive Officer of Corporate Vision Strategists Ltd, a strategic vision and innovation consultancy and incubator. De Santis advises multinational corporations and start-ups on corporate vision & strategy, disruptive innovation, global branding, business model innovation, sustainability and corporate culture transformation.
Previously Mr. De Santis served on the board of publicly traded Lyris Technologies (acquired by AUREA Software in 2015). He began his management career at Landor Associates (now WPP Group). As a technology entrepreneur, he co-founded several high-profile start-ups, including opodo.com, one of Europe’s most successful start-ups, reaching $1.5 billion in gross sales.
Mr. De Santis is a regular lecturer at business schools and universities on business strategy, global branding, business model innovation and culture transformation, including IE Business School, Madrid and the University of Wyoming. He is the author of Megavision®—A revolutionary method to develop long term strategic vision for corporations.
RAFAEL BARRILERO YARNOZ
Rafael Barrilero Yarnoz was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He was appointed Chair of the Compensation Committee and served as a member of the Nominations Committee from June 23, 2021 until May 26, 2023.

Mr. Barrilero Yarnoz has developed his career as a partner of the firm and as a member of the executive committee, leading the advisory talent and reward service for the boards of the main companies and multinationals. He has also led the business throughout the EMEA. Previously, he led the Watson Wyatt consulting firm in Madrid. He began his career as a lawyer at Ebro Agricolas focused on labour law, before serving as Ebro’s head of human resources. In January 2022 he joined the board of directors of AltamarCAM and Grupo Hedima, as a permanent Senior Advisor. He collaborates with the HAZ foundation, whose mission is to ensure transparency and good corporate governance.
Mr. Barrilero Yarnoz has a law degree from Deusto and a Masters in Financial Economics from ICADE, as well as a Masters in Human Resources by Euroforum-INSEAD.
DIRECTORS’ RESPONSIBILITIES
The directors are responsible for preparing the Annual Report and the Group and parent Company financial statements in accordance with applicable law and regulations.
Company law requires the directors to prepare Group and parent Company financial statements for each financial year. Under current U.K. law, the directors have elected to prepare the Group financial statements in accordance with U.K.-adopted international accounting standards and applicable law and they have elected to prepare the parent Company financial statements in accordance with U.K. accounting standards and applicable law, including FRS 101 Reduced Disclosure Framework.
Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent Company and of the Group’s profit or loss for that period. In preparing each of the Group and parent Company financial statements, the directors are required to:
•
select suitable accounting policies and then apply them consistently;

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make judgements and estimates that are reasonable, relevant and reliable, and, in respect of the parent Company financial statements only, prudent;

•
for the Group financial statements, state whether they have been prepared in accordance with U.K.-adopted international accounting standards;

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for the parent Company financial statements, state whether applicable U.K. accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

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assess the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and

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use the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.
Under applicable law and regulations, the directors are also responsible for preparing a Strategic Report and a Directors’ Report that complies with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the U.K. governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. The responsibility statement was approved by the Board and signed on its behalf.
By order of the Board on 22 May 2025
Javier Lopez Madrid
Director

DIRECTORS’ REMUNERATION REPORT
INTRODUCTION
Dear Shareholder
As Chairman of the Compensation Committee (the Committee), and on behalf of the Board, I present the Directors’ Remuneration Report for the period ended 31 December 2024. It has been prepared in accordance with Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended.
This includes the following three sections:
•
This Annual Statement which summarises the work of the Committee during the year;

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The Directors’ Remuneration Policy to be approved at the 2025 AGM; and.

•
The Annual Report on Remuneration (the ARR) which provides details of the remuneration earned by directors for the period ended 31 December 2024.

The Companies Act 2006 requires the auditors to report to the shareholders on certain parts of the Directors’ Remuneration Report and to state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Accounting Regulations. The parts of the annual report on remuneration that are subject to audit are indicated in that report. The statement by the chair of the Compensation Committee and the policy report are not subject to audit.
THE POLICY
Ferroglobe’s Directors’ Remuneration Policy (the “Policy”) was last approved by shareholders in 2022 and 86.1% of the votes cast were in support of the Policy. As it has been three years since our last approval a new Policy will be put forward for shareholder approval at the 2025 AGM.
The Policy has been subject to extensive review by the Company’s Compensation Committee. The Committee is cognisant of the talent and compensation challenges it faces in a company that operates and recruits in an international marketplace, is incorporated in the UK and listed on Nasdaq in the US.
As part of the review of the Policy, the Compensation Committee has analyzed in detail the current approach to the design and levels of compensation of the executive directors (the Executive Chairman and the Chief Executive Officer) and the rest of the Management Team that does not sit on the board of directors. The Policy sets the framework and, in implementing the Policy, the Compensation Committee has set levels of pay so as to be competitive when compared to pay levels in similarly-sized European companies in the sector and similarly-sized UK-listed companies.
The structure and design (as opposed to the levels) of Ferroglobe’s compensation arrangements and of incentives follow US practice. The Committee is keen to maintain this approach and, as an international company listed on Nasdaq, to align the design of compensation more closely to the US market.
The Compensation Committee’s terms of reference make clear that Ferroglobe’s compensation arrangements are designed to attract and retain the highest quality executives, clearly demonstrate the link between corporate performance and pay and reward executives for the progress that the Company has made. The changes in Policy we are proposing have these goals in mind together with our two underpinning principles – 1) to align the interests of our executives and those of our shareholders and 2) to link the levels of pay to those of the comparable UK and European sector peers and the design of pay to comparable US-listed companies.

As such, the current Policy structure is considered to be effective and supportive of the Company’s principles and strategy. However, we are proposing some changes to enhance the operation of the Policy:
•
The introduction of a formal minimum shareholding guideline of 2 x base salary for both of the Executive Directors.

◦
The rationale: share ownership guidelines are the norm in US-listed companies. The maximum annual performance share awards under the Executive Incentive Plan (EIP) for the Executive Chairman and the Chief Executive Officer are 200% of salary.

•
The reduction of the maximum annual EIP award limit from 1000% to 500% of salary.

◦
The rationale: The upper quartile of the UK market for similarly-sized companies is 300% of salary and the Committee takes the view that, although some ‘headroom’ may be necessary, a ceiling of 500% of salary is sufficient.

•
Amendments to the termination policy for both the Executive Directors to provide for severance arrangements following termination (other than voluntary). The current proposal is that, in the event of termination by the company without cause or in event of resignation for good reason, the Executive Chairman and the Chief Executive Officer will be entitled to a severance payment of 2 x base salary and Health and welfare benefits will continue to be paid for a period of 12 months from the date of termination and, in addition, outplacement counselling may be provided of up to $50,000 and good leaver status would apply in respect of incentive plans including unvested equity awards shall apply. This is a change to the current Policy which already provides that the Executive Chairman will receive a severance payment of one year’s salary plus a payment equal to the average bonus payable over the three years prior to termination plus pension and the cost of benefits.

◦
The rationale: this is in line with US practice and also aligns the treatment of the two Executive Directors. The Compensation Committee also takes the view that the provision is key to making Ferroglobe’s compensation policy both attractive to new recruits and to encourage talented executives to stay with Ferroglobe.

•
Amendments to the termination policy for both the Executive Directors in the event of a change of control and their involuntary termination without cause or resignation for good reason within twelve months following the change of control. The current proposal is that in such ‘double trigger’ circumstances the severance arrangements described above will be enhanced for both the Executive Directors and provide that the Executive Directors will be entitled to receive a payment of 3 x salary plus the value of target bonus. In the case of the Executive Chairman and the CEO this amounts to an estimated payment of 400% salary and of 185% total remuneration for the Executive Chairman and 195% total remuneration for the CEO. Benefits will continue to be paid for a period of 12 months and, in addition, outplacement counselling may be provided of up to $50,000. It is also intended that the vesting of any unvested equity will also accelerate.

◦
The rationale: as a Nasdaq-listed company operating in a global sector, the Compensation Committee is of the view that these provisions are not only in line with market practice in the US, but that they also align the interests of the Executive Directors with the interests of our investors where a change of control may result in the termination of the individuals and yet the transaction is in the interests of investors

As part of the review of the Policy we have also made some minor drafting changes to make clear that dividends or dividend equivalents in respect of the shares that vest under the EIP may be reinvested and that a portion of annual bonus payments earned may be deferred. The EIP has reached the end of its ten year life and will be put to a new shareholder vote at the 2025 AGM.
The Compensation Committee is firmly of the believe that these changes will mean the Policy continues to support the business growth ambition and performance.

SHORT TERM INCENTIVE AWARDS FOR 2024
The annual short term incentive objectives for the Executive Chairman and CEO in 2024 were adjusted EBITDA in relation to 50% of the award and adjusted free cash flow in relation to 50%. The Executive Directors achieved performance of (68.92%) of their target bonus opportunities. We believe these outcomes are justified by the exceptional performance of the Company during a year that experienced deterioration in market conditions for the Company’s products. Management took exceptional measures to promptly react to such market deterioration and preserve the Company’s financial condition and results of operations.
LTIPs vesting in 2024
The 2021 plan vested on 1 January 2024. Awards granted to our Executive Directors in 2021 under the EIP came to the end of their performance period on 31 December 2023 and vested on 1 January 2024. The Committee assessed their performance at 100% of the target, and the awards vested and became exercisable. As of 31 December 2024, the CEO has exercised 359,105 performance-based non-qualified options granted on 9 September 2021.
Awards granted to our Executive Directors in 2022 under the EIP came to the end of their performance period on 31 December 2024. They remain subject to continued service and will formally vest on 22 September 2025. The Committee assessed their performance at 82.42% of target. This was based on the achievement of 82.3% of the EBIT measure, 89.4% of the operating cash flow measure and 0% of the relative TSR measure. The Committee was satisfied that the formulaic outcome was reflective of overall performance but an adjustment of 120% was made to reflect the outcome of the health and safety multiplier. This is described in more detail on page 61.
NON-EXECUTIVE DIRECTORS AND THEIR REMUNERATION
No changes to NED fees were proposed during 2024. In 2022, the Corporate Governance Committee reviewed the structure of NED fees and decided to propose an additional payment for extraordinary meetings in the amount of £2,500 for in-person meetings and £1,250 for meetings held by video conference or telephonically. Such changes were approved by the Board. Other than these two changes, they chose not to recommend any other adjustment to the level or principles underlying NED fees, which otherwise remain unchanged in quantum since 2016.
LOOKING FORWARD TO 2025
The Committee continues to carefully balance the various stakeholder views when determining remuneration. We recognize that, as a UK-incorporated company with substantial operations in Europe and the United States, as well as a Nasdaq listing, our approach must be competitive across multiple markets. While our remuneration framework reflects aspects of UK market standards, we also take into account the need to attract and retain top talent in a global landscape, particularly in the US, where compensation practices tend to differ.
Furthermore, while the Policy sets out maximum potential award levels, in practice, the Committee has consistently exercised restraint. For instance, although the Policy allows for short-term incentive awards of up to 500% of salary, recent grants to our Executive Directors have been capped at 200% maximum opportunity. This reflects our commitment to aligning executive pay with performance while maintaining a disciplined approach to compensation.
In 2025, the Committee and the Board approved an increase in the base salary of the Executive Chairman, Javier Lopez Madrid, in the amount of £12,348 (2%) annually, and an increase in the base salary of the CEO, Marco Levi, in the amount of €16,820 (2%) annually effective as of 1 April 2025. In both cases, the increases were in line with increases for the general workforce and consistent with market practice for the Company’s industry.

Our incentive plans are expected to operate in a similar way during 2025 as they did in 2024. The 2025 annual bonus will remain at 150% of salary and EIP awards with a target value of 133% of salary are expected to be granted with an associated maximum opportunity of 200% of salary. The performance measures and targets for the EIP awards have yet to be finalised but will be disclosed in next year’s report.
Signed on behalf of the Board.
Chairman of the Compensation Committee
22 May 2025

THE POLICY
This section of the Directors’ Remuneration Report on pages 43 to 57 sets out the Directors’ Remuneration Policy (“Policy”) which will be put forward for shareholder approval at the 2025 AGM on 26 June 2025, and will take formal effect from that date, subject to shareholder approval. Under English law, a company’s Directors’ Remuneration Policy must be put to its shareholders for approval at least once every three years. The Company’s current Policy was last approved by shareholders at the 2022 AGM on 30 June 2022 and a new Policy will thus be put forward for shareholder approval at the 2025 AGM. The new Policy will apply for a three-year period (unless a new Policy is presented to shareholders in the interim) and, following approval, all payments to Directors will be consistent with the approved Policy.
CHANGES TO THE REMUNERATION POLICY
The current Policy has been subject to extensive review by the Company’s Compensation Committee. Following the review, the Committee concluded that the current overarching framework continues to be effective and that no significant changes to the structure are required at this stage. However, within the current framework, the following changes in approach have been proposed, primarily aimed at ensuring our remuneration arrangements are appropriately aligned with principles of good governance, with the Company’s medium- to long-term strategy, and with shareholders:
•
More robust share ownership guidelines – No specific guideline level is included in the current Policy for Executive Directors. We are proposing to make clear that the minimum expectation is to reach and maintain a holding equivalent to 200% of salary;

•
Reduction in overall incentive award potential – We are proposing to reduce the maximum exceptional annual EIP award limit from 1000% to 500% of salary. The Committee takes the view that, although some ‘headroom’ may be necessary, a ceiling of 500% of salary is sufficient for our current size of business.

•
Standardizing our payments for loss of office policy – We are proposing to amend the termination policy for the Executive Directors in order to better align with US practice and to align the treatment of the two Executive Directors (whose arrangements currently differ) and to ensure the Policy is both attractive to new recruits and to encourage talented executives to stay with Ferroglobe. The current proposal is that, in the event of termination by the company without cause or resignation for good reason, the Executive Chairman and the Chief Executive Officer will be entitled to a severance payment of 2 x base salary. Health and welfare benefits will continue to be paid for a period of 12 months from the date of termination and, in addition, outplacement counselling may be provided of up to $50,000 and good leaver status would apply in respect of incentive plans including unvested equity awards. This is a change to the current Policy which already provides that the Executive Chairman will receive a severance payment of one year’s salary plus a payment equal to the average bonus payable over the three years prior to termination plus pension and the cost of benefits;

•
More flexibility in our payments for loss of office policy in a change of control scenario – We are proposing to incorporate additional flexibility to allow for certain additional payments in the event of a change of control and involuntary termination without cause or resignation for good reason within twelve months following the change of control. The current proposal is that in such ‘double trigger’ circumstances the Executive Directors will be entitled to severance payments of 3x salary plus the value of their target bonus. Health and welfare benefits will continue for 12 months, and outplacement counselling of up to $50,000 may also be provided. Additionally, any unvested equity will immediately vest. This change will ensure we have competitive service contracts and that we are limiting any potential adverse impact on the motivation, dedication and objectivity of our Directors in the event of a potential and/or actual change of control;

•
More clarity regarding the discretions retained by the Committee – The proposed Policy makes clearer that the Committee retains full flexibility to override formulaic outcomes in light of overall Group performance; and that dividends or dividend equivalents may be paid for deferred share bonus and LTIP awards (to the extent they vest);
CONSIDERATIONS WHEN DETERMINING THE POLICY
The overall aim of the Policy is to provide appropriate incentives that reflect the Company’s high-performance culture and values to maximize returns for shareholders.
In summary, our aim as regards the Policy is to provide remuneration which:
•
provides competitive (but not excessive) packages when compared with other international companies of a similar size and complexity, sufficient to attract, retain and motivate high performing executives who have the potential to support the growth of the Company and attracts and retains Non-Executive Directors who can substantially contribute to our success;

•
encourages strong performance and engagement, both in the short and the long term, to enable the Company to achieve its strategic objectives;

•
aligns executive remuneration with company culture, purpose and values;

•
links a very significant proportion of pay to performance conditions measured over the short term and longer term;

•
has regard to the expectations of shareholders and other stakeholders and conforms to high standards of corporate governance;

•
sets fixed pay levels at or around market norms to allow for a greater proportion of total remuneration opportunity to be in variable pay; and

•
creates strong alignment between the interests of shareholders and executives through, for example, the use of equity in variable incentive plans, the setting of performance targets closely linked to the Company’s KPIs, and the operation of shareholding guidelines for Directors.

OPERATION OF THE POLICY
Throughout the Policy, reference is made to the authority, powers and discretions vested in the Committee. It is the Committee’s practice that, in relation to any significant decision in relation to the compensation of the Company’s Executive Directors or the second tier of executive management below them, the Committee makes recommendations to the Board which determines the final decision of the Company on such matters.

The following table summarizes the Policy as applied to Executive Director remuneration:
COMPONENTS OF REMUNERATION FOR EXECUTIVE DIRECTORS
Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Salary	A fixed salary commensurate with the individual’s role, responsibilities and experience, having regard to broader market rates.	Normally reviewed annually, taking account of Group performance, individual performance, changes in responsibility, levels of increase for the broader employee population and market salary levels.	A broad assessment of individual and corporate performance is considered as part of the annual review process.
Pension and retirement benefits	Attraction and retention of top talent; providing mechanism for the accumulation of retirement benefits.
Executive Directors may be paid a contribution towards a pension arrangement; a cash allowance in lieu of pension or a combination of the two.
The maximum pension contribution and /or cash allowance in total is 20% of base salary. This includes any contributions to U.S. tax-qualified defined contribution 401(k) plan.

Not applicable.
Benefits	Attraction and retention of top talent.
Benefits may include but are not limited to medical cover, life assurance and income protection insurance.
Relocation allowances may take into account a housing allowance, school fees, adviser fees for assistance with tax affairs and an expatriate allowance to cover additional expenditure incurred as a result of the relocation.
Not applicable

Payment of such relocation allowances will be reviewed by the Committee on an annual basis. Benefits may include tax equalization provisions applicable if an Executive moves between jurisdictions with differing tax regimes at the Company’s request.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

If the Executive moves to an area of higher taxation, the Company may agree to make an annual or other regular payment in cash to compensate him or her for any additional tax burden. Where the Executive moves to a jurisdiction where his or her effective tax burden is lower than that to which he or she was subject prior to such move, the Executive’s compensation may be commensurately reduced to ensure that his or her net pay remains unaffected.
Benefits will be provided as the Committee deems necessary including to take into account perquisites or benefits received from a prior employer or as is customary in the country in which an executive resides or is relocated from.
Reasonable business expenses incurred in line with the Company policy will be reimbursed (including any tax thereon)
Benefits provided by the Company are subject to market rates and therefore there is no prescribed monetary maximum.
The Company and the Committee keep the cost of the benefits under review. The Company provides all Executive Directors with directors’ and officers’ liability insurance and will provide an indemnity to the fullest extent permitted by the Companies Act.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Annual and other bonuses	Short-term performance-based incentive to reward achievement of annual performance objectives.
The annual bonus plan and all payments and awards under it are at the discretion of the Committee. Subject as aforesaid, the Committee will determine an Executive Director’s actual bonus amount, subject to the achievement of stretching performance criteria measured over the relevant financial period.
At least two-thirds of the bonus will be based on financial metrics with any balance based on non-financial metrics.
The maximum annual bonus opportunity that may be awarded to an Executive Director is normally 200% of salary.

The Committee will select the most appropriate performance measures for the annual bonus for each performance period and will set appropriately demanding targets.
No more than 25% of the maximum annual bonus payable for each performance condition will be payable for threshold performance.

If the Committee, in exceptional circumstances provides higher annual bonus opportunities in any year its rationale will be clearly explained in the Annual Report on Remuneration for the relevant year. In these and other exceptional circumstances the limit will be 500% of salary.
Recovery and recoupment will apply to all bonus awards for misstatement, error or gross misconduct.

The Committee may choose to defer an element of the annual bonus. An Executive Director may be granted an additional long-term incentive award as described below of equal value (at maximum) to the amount of annual bonus deferred

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

In addition or in place of an annual bonus, the Company may pay a retention bonus where it considers it necessary to retain key Executives in situations where the relevant Executive would otherwise leave the Company and his or her retention is critical to the Company’s performance and/or the achievement of strategic goals or key projects. The grant, terms and payment of any retention bonus are at the discretion of the Committee.
A retention bonus may be payable in cash or in shares and subject to such conditions as the Committee sees fit, including the Executive remaining with the Company for a defined period of time and/or meeting set performance criteria.
The Committee would normally count any retention bonus awarded towards the 500% of salary limit.

Long-term incentive awards
Focus Executive Directors’ efforts on sustainable strong long-term performance of the Company as a whole, and to aid in retention with multi-year vesting provision. Promotes alignment of Executive Directors’ interests with those of the Company and shareholders.

Executive Directors are eligible for awards to be granted as decided by the Committee under the Company’s long-term incentive plan. All awards are subject to performance targets as determined by the Committee for each grant, performance against which is normally measured over a three-year period. Awards usually vest three years from the date of their grant.
The annual target award limit will not normally be higher than 300% of salary (based on the face value of shares at date of grant).

The Committee will select the most appropriate performance measures for long-term incentive awards for each performance period and will set appropriately demanding targets.
Performance measures may include, but are not limited to relative TSR, financial, ROCE strategic and ESG-related objectives.
The threshold vesting will vary depending on the challenge associated with the measures and target range set.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Maximum vesting is normally 150% of target (based on the face value of shares at date of grant).
There is an exceptional annual target award limit in recruitment, appointment and retention situations of 500% of salary.

Recovery and recoupment will apply to all long-term incentive awards for misstatement, error or gross misconduct.
Share ownership guidelines	Increases alignment between the Executive Directors and shareholders.
Executive Directors are required to build up and maintain an in-employment shareholding worth 200% of salary.
This shareholding guideline could be achieved through the retention of shares on vesting/exercise of share awards and may also (but is not required to) be through the direct purchase of shares by the Executive Directors.

Not applicable.

PERFORMANCE CRITERIA AND DISCRETIONS
Selection of Performance Criteria
The Committee annually assesses at the beginning of the relevant performance period which corporate performance measures, or combination and weighting of performance measures, are most appropriate for both annual bonus and long term incentive awards to reflect the Company’s strategic initiatives for the performance period. The Committee has the discretion to change the performance measures for awards granted in future years based upon the strategic plans of the Company. The Committee sets demanding targets for variable pay in the context of the Company’s trading environment and strategic objectives and taking into account the Company’s internal financial planning and market forecasts. Any non-financial goals will be well defined and measurable.
Discretions retained by the Committee in operating its incentive plans
The Committee operates the Group’s various plans according to their respective rules. In administering these plans, the Committee may apply certain operational discretions. These include the following:
•
determine the extent of payout/vesting based on the assessment of performance, including exercising its discretion to adjust payouts and to override formulaic outcomes as and where appropriate;

•
determine who participates in the plan, the quantum of the award and/or payment and the timing of awards and/or payments;

•
determine whether-and the extent to which -dividens or dividend equivalents may accrue and be paid on LTIP awards and deferred share bonus awards (to the extent they vest);

•
what the weightings, measures and targets should be for the annual bonus plan and LTIP from year to year;

•
determine “good leaver” status (as described below) and where relevant extent of vesting;

•
where relevant determine the extent of vesting and/or payments in the event of a change of control in accordance with the rules of the various plans; and

•
make the appropriate adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events, variation of capital and special dividends).

The Committee, acting fairly and reasonably, and after consulting plan participants, may adjust the targets and/or set different measures and alter weightings for the variable pay awards already granted (in a way that the alterations are intended to create an equivalent outcome for plan participants) only if (i) an unexpected event (whether a corporate or outside event) occurs which causes the Committee to reasonably consider that the performance conditions would not achieve their original purpose without alteration and (ii) the varied conditions are materially no more or less difficult to satisfy than the original conditions. Any changes and the rationale for those changes will be set out clearly in the Annual Report on Remuneration in respect of the year in which they are made.
Remuneration scenarios for the Executive Directors
The charts below show the level of remuneration potentially payable to each of Javier López Madrid as Executive Chairman and Marco Levi as CEO under different performance scenarios for the 2025 financial year.

$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
$1,193,931
100%
$2,804,197
29%
29%
42%
$4,011,896
40%
30%
30%
$4,817,029
50%
25%
25%
Minimum
Target
Maximum
Max +50% growth
Executive Chairman
Fixed pay
Annual bonus

In respect of the remuneration of the Executive Chairman
In respect of the remuneration of the CEO:
Assumptions
1.
Fixed pay comprises base salary for 2025, benefits and a pension contribution of 20% of base salary for each of Javier Lopez Madrid and Marco Levi. Benefits comprise private health, income protection and life insurance arrangements at an estimated level of 8.3% of base salary for Javier Lopez Madrid and 4.85% of base salary for Marco Levi salary and an expatriate allowance of 20% of base salary in the case of Javier López Madrid.

2.
On-target performance comprises fixed pay plus annual bonus of 100% of base salary, and long-term incentives of 133% of base salary, for the Executive Chairman and the CEO.

3.
Maximum performance comprises fixed pay plus annual bonus of 150% of base salary, and long-term incentives of 200% of base salary, for the Executive Chairman and the CEO.

4.
Maximum performance plus share price growth comprises the maximum performance scenario described above plus an assumed 50% share price growth over the performance period of the LTIP.

5.
As described in the Policy, an additional long-term incentive award may be granted if part of the annual bonus is deferred, with the maximum value of such award equal to the amount of bonus deferred.. No such awards are to be made in 2025.

Approach to Recruitment Remuneration
The Committee expects any new Executive Directors to be engaged on terms that are consistent with the Policy as set out above.
The Committee recognizes that it cannot always predict accurately the circumstances in which any new directors may be recruited. The Committee may determine that it is in the interests of the Company and shareholders to secure the services of a particular individual which may require the Committee to take account of the terms of that individual’s existing employment and/or their personal circumstances. Examples of circumstances in which the Committee expects it might need to do this are:
•
where an existing employee is promoted to the Board, in which case the Company will honour all existing contractual commitments including any outstanding annual bonus or long-term incentive awards or pension entitlements and will provide other benefits consistent with those provided to senior leaders in that employee’s home country or place of residence prior to appointment to the Board;

•
where an individual is relocating in order to take up the role, in which case the Company may provide certain one-off benefits in addition to benefits set out in the policy table such as reasonable relocation expenses, assistance with visa applications or other immigration issues and ongoing arrangements such as flights home and cost of education; and

•
where an individual would be forfeiting fixed or variable remuneration in order to join the Company, in which case the Committee may award appropriate additional compensation in addition to the limit set out in the policy table. The Committee would look to replicate the arrangements being forfeited as closely as possibly taking into account the nature of the remuneration, performance conditions, attributed expected value and the time over which any variable pay would have vested or been paid.

In making any decision on any aspect of the remuneration package for a new recruit, the Committee would balance shareholder expectations, current best practice and the requirements of any new recruit and would strive not to pay more than is necessary to achieve the recruitment. The Committee would give full details of the terms of the package of any new recruit in the next remuneration report. Overall award levels under the Company’s variable incentive plans would not exceed those set out in the policy table, but their proportions may be altered for the first three years of employment.
New Executive Directors will be offered a base salary in line with the Policy. This will take into consideration a number of factors including external market forces, the expertise, experience and caliber of the individual and current level of pay. Where the Committee has set the salary of a new appointment at a discount to the market level initially until proven, an uplift or a series of planned increases may be applied in order to bring the salary to the appropriate market position over time.
Depending on the timing of the appointment, the Committee may deem it appropriate to set different annual bonus performance conditions for the first performance year of appointment. An LTIP award may be made shortly following an appointment (assuming the Company is not in a close period).

Executive Directors’ Service Contracts and Policy on Cessation
In order to motivate and retain the Executive Directors and other senior executives, most of whose backgrounds are in the United States and Europe, the Committee has taken account of market practices in those countries in formulating the Policy, including (a) determining the treatment of annual and retention bonuses and long term incentive awards in case of termination of their employment by the Company without cause, (b) referencing past annual bonuses in calculating the amount of payment in lieu of notice, (c) determining the extent of vesting of long term incentive awards in the event of a takeover or change of control and (d) determining that all long term incentive awards granted to an executive in any financial year will be subject to achievement of performance targets.
Service contracts
Subject to the Approach to Recruitment Remuneration above, Executive Directors have rolling service contracts for an indefinite term but a fixed period of notice of termination which would normally be 12 months. With respect to newly appointed directors, the Committee may, if it considers it necessary, agree a notice period in excess of 12 months (but not exceeding 24 months), provided it reduces to 12 months within a specified transition period of not exceeding 36 months. Service contracts for new Executive Directors may have similar terms for general severance and change of control as those set out below for the current Executive Directors. The service contract for Javier López Madrid is in accordance with this policy and his fixed period of notice of termination is 12 months. See below for more on Marco Levi’s service contract.
The Executive Chairman’s current service contract may be terminated for cause without notice and without further payment or compensation, except for sums accrued to the date of termination. In other circumstances, the Company may terminate his employment with immediate effect and make a payment in lieu of notice in the amount equivalent to the aggregate of (i) base salary, (ii) the average of annual bonuses in the last three years prior to termination, (iii) pension allowance plus (iv) cost of benefits, for the notice period (or if a notice has been served, for the unserved notice period). He would be entitled to an equivalent payment in the event of his resignation for good reason (as defined in the service contract).
Marco Levi is currently employed under a service contract made under Spanish law (and in particular, the provisions of the Royal Decree 1382/1985 1st of August regarding senior management (“Alta Dirección”). Spanish employment law imposes a number of mandatory requirements, including in relation to termination. The CEO’s service contract may be terminated for cause (as defined in the service contract by reference to Spanish statutory law) without notice and without further payment or compensation, except for sums accrued to the date of termination. If the dismissal is declared null or unfair by a definitive court or labour tribunal ruling, the CEO is entitled to receive a severance payment equal to six months’ salary plus a payment equal to the Company’s costs in such six-month period corresponding to the insurance and pension benefits in force at the time of termination. This severance compensation includes and absorbs the compensation and any statutory notice to which the Executive may otherwise be entitled by operation of law. In the event that the CEO is dismissed without cause, the CEO will similarly be entitled to receive a severance payment equal to six months’ salary plus an amount equal to the costs the Company would have incurred in providing pension, health insurance, income protection and life assurance benefits for the period of notice, in lieu of any statutory notice to which the CEO would otherwise be entitled.
In addition, in accordance with Spanish law and as contemplated in the section below, the CEO has enhanced post termination restrictive covenants. Under these provisions, the Company may be required to make an additional payment to ensure the enforceability of certain post-employment restrictions on competition for a period of six months from termination on terms which are customary in senior management employment relationships. The amount payable is 30% of the CEO’s salary at the date of termination and is deemed discharged at the rate of 15% of salary per annum throughout the employment relationship, such that on termination no further sums will be payable if an amount equal to 30% of salary has already been paid. The total amount payable on termination of the CEO’s current service contract other than for cause is therefore less than 12 months’ salary and benefits.

Where an Executive Director’s service contract is terminated for “without cause” or for “good reason” as defined in the relevant director’s service contract, the provisions outlined below in relation to annual bonus awards and long-term incentive awards as described below will apply.
Executive Directors’ service contracts and addendum when finalized (or a memorandum of the terms where the contract is unwritten) are available for inspection at the Group’s office at 13 Chesterfield Street, London, W1J 5JN during normal business hours and at the Annual General Meeting.
General and contractual severance terms
As circumstances may require, the Committee may approve compensation payments in consideration of statutory entitlements, for a release of claims, enhanced post-termination restrictive covenants (for example, as outlined above) or transitional assistance, such as outplacement services and payment of legal fees in connection with termination, the costs of short term accommodation or leasing arrangements, home relocation expenses including tax related expenses and other ancillary payments thereto.
The Committee may approve amendments to service contracts to provide for (i) contractual severance terms and/or (ii) contractual payments due in connection with a change of control; in each case resulting in such terms as the Committee considers appropriate.
Proposals in respect of such contractual severance terms are being finalised for the Executive Chairman and CEO and are currently expected to result in new contractual termination related severance entitlements (in the event of termination without cause or resignation for good reason) for each equal to (i) 200% of base salary; (ii) continued health and welfare support for 12 months; together with outplacement support of up to $50,000 and good leaver status in respect of incentive plans including unvested equity awards will apply.
Proposals in respect of such contractual payments due in connection with a change of control (and the associated meaning of a change of control for such purpose) are being finalised for the Executive Chairman and CEO and are currently expected to result in new contractual change of control related entitlements (in the event of termination without cause or resignation for good reason within 12 months following such change of control i.e. double trigger) equal to (i) 300% of base salary; (ii) target bonus for the termination year and (iii) continued health and welfare support for 12 months; together with outplacement support of up to $50,000 and good leaver status in respect of unvested equity awards with accelerated vesting.
Annual bonus awards (including retention awards)
In the event that an Executive Director’s employment is terminated without cause, by resignation by the Executive Director for good reason, or by reason of death, injury, disability or his employing company or the business for which he works being sold out of the Group, the Company will pay an annual bonus amount in respect of the financial year in which termination occurs subject to target performance or actual performance against the original conditions being met at the end of the period and with pro-rating of the award determined on the basis of the period of time served in employment during the normal vesting period but with the Committee retaining the discretion in exceptional circumstances to increase the level of vesting within the maximum annual bonus amount as determined by the performance conditions. The Committee may, if it considers it appropriate in exceptional circumstances, measure performance to the date of cessation. In other circumstances, payment will be at the Committee’s discretion. The Committee will consider the period of the year worked and the performance of the Executive Director during that period when considering how to exercise its discretion.
The terms of any retention bonus agreed to be paid to an Executive Director may provide for such bonus to be payable on that Executive Director’s employment being terminated without cause, by resignation by the Executive Director for good reason, or by reason of death, injury, disability or his employing company or the business for which he works being sold out of the Group. In any such case, the retention bonus will become payable in such circumstances.

Long-term incentive awards
As a general rule, any unvested long term incentive award (except deferred bonus awards see below) will lapse upon an Executive Director ceasing to be an employee or director in the case of voluntary resignation or dismissal for cause. However, if the cessation is without cause, by resignation by the Executive Director for good reason, or because of his death, injury, disability or his employing company or the business for which he works being sold out of the Group or in other circumstances at the discretion of the Committee, and generally for any award granted in 2022 and beyond, then the award will normally vest in full on the date when it would have ordinarily vested subject to the performance conditions being met. Where an award vests at the discretion of the Committee, that award may be pro rated taking into account the period of time served in employment during the normal vesting period of the award. The Committee can, for any cessation, measure performance up to the date of cessation and permit awards to vest early in respect of which the same pro-ration principles noted above remain applicable. For awards granted in 2022 and beyond, good leaver treatment in relation to cessation without cause and/or by resignation of an Executive Director for good reason will be at the discretion of the Committee.
Deferred bonus awards vest in full upon cessation, other than in case of voluntary resignation by an Executive Director without good reason or dismissal for cause. Vested but unexercised awards held on cessation will remain capable of exercise for a limited period save in the case of dismissal for cause.
In the event of a takeover all awards will vest early to the extent that the performance conditions are determined as satisfied at that time on such basis as the Committee considers appropriate. In respect of awards granted in 2022 and beyond, in the event of a takeover awards may also be pro-rated at the discretion of the Committee.
External appointments
Executive Directors may retain fees paid for external director appointments. These appointments are subject to disclosure to and approval by the Board and must be compatible with their duties as Executive Directors.
Differences in the remuneration policy of the Executive Directors and employees
There are no material differences in the Policy for Executive Directors compared to that of senior management other than in terms of quantum and levels of participation in incentive plans reflecting the higher weighting to variable pay and ability to influence performance outcomes. For the wider employee population, the Company aims to provide remuneration structures and levels that reflect market norms for the location at which they are based.
Consideration of employment conditions elsewhere in the Company
It is not the Committee’s practice to consult with employees on matters relating to executive pay. However, the Committee will consider pay structures, practices and principles across the Group on a regular basis and take these into account in any review of the Policy or implementation thereof.
Consideration of shareholder views
The Board is committed to dialogue with shareholders. The Committee will consider shareholder feedback received following the Annual General Meeting, as well as any additional feedback and guidance received from time to time. This feedback will be considered by the Committee as it develops the Company’s remuneration framework and practices going forward.
The 2025 Policy has been formulated taking into account the Company’s understanding of current shareholder views on the Company’s remuneration policy and practices.

Directors’ Remuneration Policy for Non-Executive Directors
The following table summarizes the Policy as applied to Non-Executive Director remuneration.
Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Non-Executive Directors fees including any Non-Executive Chairman	To appropriately remunerate the Non-Executive Directors
The Non-Executive Directors are paid a basic fee. Supplemental fees may be paid for additional responsibilities and activities, such as for Board committee responsibilities (e.g. for chairing and for being a member of the audit, compensation, nominations and corporate governance committees) and for undertaking the Senior Independent Director role, to reflect the additional responsibilities as well as travel fees to reflect additional time incurred in travelling to meetings.
Not applicable

These fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

The Company does not currently have a Non-Executive Chairman. If one were appointed his or her fee would be set at a level with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

There is no maximum fee level or prescribed annual increase.

Payment of expenses and benefits	To support the Non-Executive Directors in the fulfilment of their duties
Reasonable expenses incurred by the Non-Executive Directors in carrying out their duties may be reimbursed by the Company including any personal tax payable by the Non-Executive Directors as a result of reimbursement of those expenses. The Company may also pay an allowance in lieu of expenses and may arrange and pay for the provision of advice or assistance in relation to personal taxes for which the Non-Executive Director may be liable in connection with his or her appointment to the Board, if it deems this appropriate.
The Company provides Non-Executive Directors with directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the Companies Act.
Not applicable

Letters of Appointment with Non-Executive Directors
The Company does not enter into service contracts with its Non-Executive Directors, rather the Company enters into letters of appointment for a rolling period of 12 months with each annual renewal being subject to re-election at each annual general meeting of the Company. No compensation for loss of office is payable in the event a Non-Executive Director is not re-elected. The Company may request that Non-Executive Directors resign with immediate effect in certain circumstances (including material breach of their obligations) in which case their appointment would terminate without compensation to the Non-Executive Director for such termination but with accrued fees and expenses payable up to the date of termination.
Appointment of Non-Executive Directors
For the appointment of a Non-Executive Chairman or other Non-Executive Directors, the fee arrangement would be in accordance with the approved Directors’ Remuneration Policy in place at that time.
Minor amendments
The Committee may make minor changes to the Policy, which do not have a material advantage or disadvantage overall to directors, to aid in its operation or implementation (including to take account of any change in legislative or regulatory requirements applicable to the Company) without seeking shareholder approval for a revised version of the Policy.
Legacy arrangements
For the duration of this Remuneration Policy, the Company will honor any commitments made in respect of current or former Directors before the date on which either: (i) the Policy becomes effective; or (ii) an individual becomes a Director, even where not consistent with the Policy set out in this report or prevailing at the time such commitment is fulfilled. Through approval of this Policy, approval is given to the Company to honor any such commitments. Details of any legacy arrangements made outside this Policy will be disclosed in future Directors’ Remuneration Reports as and when they arise.

ANNUAL REPORT ON REMUNERATION
Implementation of the Directors’ Remuneration Policy for the year ending 31 December 2024
This section sets out how the Committee intends to implement the Policy for the year ending 31 December 2024.
Base salary
Javier López Madrid was appointed as Executive Chairman with effect from 31 December 2016. Javier López Madrid’s salary was reviewed in 2025 and was increased from £617,400 ($768,046) to £629,748 ($788,998) per annum effective 1 April 2025.
Marco Levi’s base salary as CEO was reviewed in 2025 and was increased from EUR841,000 ($909,978) per annum to EUR857,820 ($891,189) per annum effective 1 April 2025.
In both cases, the increases were in line with increases for the general workforce and consistent with market practice for the Company’s industry. Neither Javier Lopez Madrid nor Marco Levi received any additional fees or compensation for their respective roles on the Board.
Pension and benefits
In accordance with the Policy, both Executive Directors receive a pension contribution at the rate of 20% of base salary, payable as a cash allowance. In addition, they receive health insurance, income protection and life assurance benefits to the value of approximately 8.3% of salary for the Executive Chairman and 4.8% for the CEO.
The Company provides directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the Companies Act.
Variable Remuneration
Short Term Incentives
The objectives for the 2025 annual short-term incentives were determined by the Compensation Committee and the Board in April 2025. For each of the Executive Directors, target is at 100% of base salary, with a maximum opportunity of 150% of base salary. As in past years and consistent with the Committee’s approach to incentive awards, the maximum opportunity has been set significantly below limits in the Policy. The performance indicators for the Executive Directors are 2025 adjusted EBITDA, accounting for 50% weighting, and 2025 adjusted free cash flow, accounting for 50% weighting.
Long-term incentives
The 2025 long-term incentive grant has not yet been approved by the Compensation Committee and the Board, which are expected to do so in the coming months. The awards are expected to be structured as performance share awards with awards vesting three years from grant subject to continued service and the achievement of performance conditions. The award levels are expected to be 133% of base salary as target and 200% of base salary as maximum in the case of the Executive Directors. Performance conditions are expected to comprise long-term key financial indicators and relative total shareholder return relative to a comparator group. All performance conditions are expected to be measured over the 1 January 2025 to 31 December 2027 period. In addition, the grants are expected to be subject to an ESG-related multiplier, which can both reduce or increase the total amount of payouts within the overall award maximum of 200% of salary.
Any relative TSR performance condition is expected to be based on a bespoke comparator group as used for recent awards comprising Outokumpu, Imerys, Eramet, Jacquet Metals, Evonik Industries, Wacker, Thyssenkrupp, SGL Carbon SE, Amg Advanced Metallurgical Group, Elkem, Acerinox, Materion Corp.,

Minerals Technologies Inc., Schnitzer Steel Industries, Kaiser Aluminum, Ati Inc., Steel Dynamics Inc., Timkensteel, Century Aluminum Co. and Cleveland-Cliffs.
Non-Executive Director share ownership guidelines
In 2018, the Non-Executive Directors reviewed the guidelines under which they had voluntarily agreed to apply on a cumulative basis at least a quarter of their normal annual gross fees to acquire shares under arrangements designed to ensure that shares can be purchased on a regular basis over a period of eight years and agreed several points of clarification, including that:
•
Where more or fewer shares are acquired in any year, the value of shares to be acquired in subsequent years may be reduced or increased respectively such that on a cumulative basis the 25% test is satisfied;

•
Each Non-Executive Director agrees to retain his or her shares until the earlier of achieving a holding equal to twice his or her annual base fees being achieved or that director leaving the Board;

•
Where a director holds outstanding and exercisable share-based or phantom restricted stock awards, the shares or notional shares under award are to be taken into account in determining the relevant director’s holding and may be exercised and disposed of at any time (with consequent effect on the director’s holding).

Fees for the Non-Executive Directors
Fees are set and payable in Pounds sterling. The fees for 2025 are the same as those for 2024.
Non-Executive Director base fee	£70,000 ($89,495)
Senior Independent Director	£35,000 ($44,747)
Member of Audit Committee	£17,500 ($22,373)
Member of Compensation Committee	£15,500 ($19,816)
Member of Nominations and Governance Committee	£15,500 ($19,816)
Committee Chairperson	Two times committee membership fee
Extraordinary meetings (per meeting)
In person meetings	£2,500 ($3,196)
Meetings by videoconference/telephone	£1,250 ($1,598)
Travel fee (per meeting)
Intercontinental travel	£3,500 ($4,474)
Continental travel	£1,500 ($1,917)

REMUNERATION PAID IN RESPECT OF THE YEAR TO 31 DECEMBER 2024
Single Figure of Remuneration for the period – Audited
The table below shows the aggregate emoluments earned by the Executive Directors of the Company who served at any time during either of the years ended 31 December 2024 and 31 December 2023. The emoluments shown for 2024 have been converted to USD at the Group’s average rate for year to 31 December 2024 of GBP1:USD1.2785. Those for 2023 were converted at the rate of GBP1:USD1.244 in accordance with the 2023 U.K. Annual Report. Numbers given in Euros in any part of the Directors Remuneration Report are converted to USD at the Group’s rate of €1:USD 1.0824 and to GBP at the Group’s rate of €1:GBP 0.8292.
Executive Director	Salary (USD 000s)		Benefits11 (USD 000s)		Pension12 (USD 000s)		Short-term incentives (USD 000s)		Long-term incentives13 (USD 000s)		Total (USD 000s)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Javier López Madrid	783	746	223	196	156	149	544	565	446	—	2,152	1,656
Marco Levi	903	882	45	41	181	176	627	668	564	—	2,320	1,767
Executive Director	Total Fixed Remuneration		Total Variable Remuneration		Total Remuneration
	2024	2023	2024	2023	2024	2023
Javier López Madrid	1,162	1,091	990	565	2,152	1,656
Marco Levi	1,129	1,099	1,191	668	2,320	1,767
The table below shows the aggregate emoluments earned by the Non-Executive Directors of the Company who served at any time during the years ended 31 December 2024 and 31 December 2023.
Non-Executive Directors	Fees ($’000)		Benefits ($’000)14		Total ($’000)
	2024	2023	2024	2023	2024	2023
Bruce L Crockett	194	219	22	22	216	241
Stuart E Eizenstat	109	113	13	9	122	122
Manuel Garrido y Ruano	89	99	5	5	94	104
Rafael Barrilero	129	135	9	9	138	144
Nicolas de Santis	139	124	—	—	139	124
Juan Villar-Mir de Fuentes	89	91	3	4	92	95
Marta Amusategui	131	139	9	9	140	148
Silvia Villar-Mir de Fuentes	89	102	7	7	96	109
Belén Villalonga Morenes	127	147	22	22	149	169

11
For Javier López Madrid, benefits include an expatriate allowance of 20% of salary (£122,580 ($156,718 in 2024), and medical insurance and life assurance coverage as benefits. For Marco Levi, benefits include medical and life assurance coverage as benefits.

12
For 2024 the pensions for Javier López Madrid and Marco Levi are 20% of base salary, paid as a cash supplement.

13
The performance period of the 2022 long-term incentive awards ended on 31 December 2024. As outlined below, the 2024 awards are expected to vest on 22 September 2025, subject to continued service only, at 82.42% out of a maximum of 150%. The value of the 2022 LTIP, which forms part of the 2024 column, is an estimate based on the expected number of awards which will vest and using the average share price over the 3 months to 31 December 2024 ($4.29), the date of when the performance period ended.

14
Benefits exclusively comprise travel allowances.

Short-term incentives for the financial year to 31 December 2024 for the Executive Directors – audited
The target annual bonus opportunity for each of the Executive Directors was 100% of salary, with a maximum opportunity of 150%, and the performance measures for 2024 for each are detailed in the tables below. Final bonuses were approved by the Compensation Committee and Board on 22 April 2025 and paid at 68.9% of target for the Executive Chairman and CEO.
Performance targets and performance for the Executive Directors in 2024 were as follows:
Measure	Weighting (target % of award)	Threshold performance (0% of target paid)	Target performance (100% of target paid)	Stretch performance (150% of target paid)	Actual Performance	Bonus outcome (% of target)
Adjusted EBITDA	50%	$81 million	$98 million	$172 million	$154 million	137.8%
Adjusted Free cash-flow	50%	$70 million	$83 million	$109 million	$41.5 million	0%
LONG TERM INCENTIVE AWARDS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2024 – AUDITED
Awards vesting /performance period ending in financial year 2024
The 2022 long term incentive awards are subject to performance conditions which ended 31 December 2024
Measure	Weighting (target % of award)	Threshold performance (60% of target paid)	Target performance (100% of target paid)	Stretch performance (150% of target paid)	Actual Performance	EIP outcome
Adjusted EBIT	40%	$887 million	$1,267 million	$1,647 million	$1,098 million	32.92%
Operating cash flow	40%	$778 million	$1,112 million	$1,446 million	$1,024 million	35.76%
Relative TSR15	20%	Median	Median	Upper Quartile	13th position	0%
The awards are subject to a multiplier for a health and safety measure which can both reduce or increase the total amount of payouts. If the lost time frequency rate for full year 2024 is 4.82 or more, awards will be subject to a multiplier of 90%. If the lost time frequency rate is 3.78, awards will be subject to a multiplier of 100%. If the lost time frequency rate is 3.42 or less, awards will be subject to a multiplier of 120%. Values falling between such points will be measured on a straightline basis. The actual health and safety outcome was 1.8 which resulted in a multiplier of 120%.
Overall, the awards will vest at 82.42% of target. They remain subject to continued service until the vesting date.
Director	Award type	Grant date	Outstanding	Due to vest based on performance	Estimated value due to vest16	Vesting date
Javier López Madrid	LTIP Nil cost option	21.09.22	189,431	104,086	446 thousands	22.09.25
Marco Levi	LTIP Nil cost option	21.09.22	239,521	131,609	565 thousands	22.09.25

15
Peer group comprises Outokumpu, Imerys, Eramet, Jacquet Metals, Evonik Industries, Wacker, Thyssenkrupp, SGL Carbon SE, Amg Advanced Metallurgical Group, Elkem, Acerinox, Materion Corp., Minerals Technologies Inc., Schnitzer Steel Industries, Kaiser Aluminum, Ati Inc., Steel Dynamics Inc., Timkensteel, Century Aluminum Co. and Cleveland-Cliffs

16
Value based on the average share price over three months to 31 December 2024

Awards granted in financial year 2024
On 19 June 2024 Javier López Madrid and Marco Levi were granted long-term incentive awards as set out in the table below.
	Type of award	Basis of award (at max)	Share value at grant	Number of shares at target	Number of shares at max	Face value of shares at max	Vesting date	Performance period
Javier López Madrid	Nil-cost option	200% of salary	$5.7689	182,651	273,977	$1,580,546	19 June 2027	1 January 2024 through 31 December 2026
Marco Levi	Nil-cost option	200% of salary	$5.7689	213,813	320,720	$1,850,202	19 June 2027	1 January 2024 through 31 December 2026
The 2024 long term incentive awards are structured as performance share awards with awards vesting three years from grant subject to continued service and the achievement of performance conditions. The award levels are 100% of base salary at target and 200% of base salary at maximum in the case of the Executive Directors.
The performance conditions are as follows:
•
Average ROCE (return on capital employed) is defined as EBIT divided by equity plus gross debt and accounts for 70% weighting with performance measured over a straight-line sliding scale with 7% representing minimum and 60% payout, 9% representing target and 100% payout, and 11% representing maximum and 150% payout. Results below 7% are below the minimum and have no associated payout. Average ROCE for the period 2024-2025-2026 will be assessed on those parameters

•
Relative TSR accounts for 30% weighting, with performance measured over a straight-line sliding scale with median (50th percentile) representing minimum and target, and 10% pay-out, and 75% percentile or greater representing maximum and 150% payout. Results below median are below minimum and have no associated payout

The relative TSR performance condition is based on a bespoke comparator group comprising Outokumpu, Imerys, Eramet, Jacquet Metals, Evonik Industries, Wacker, Thyssenkrupp, SGL Carbon SE, Amg Advanced Metallurgical Group, Elkem, Acerinox, Materion Corp., Minerals Technologies Inc., Schnitzer Steel Industries, Kaiser Aluminum, Ati Inc., Steel Dynamics Inc., Timkensteel, Century Aluminum Co. and Cleveland-Cliffs.
In addition, the grants are subject to an ESG multiplier for relative reduction of indirect CO2 emission intensity by comparing indirect emissions intensity for 2026 to the indirect emissions intensity for 2020. Indirect emissions intensity is defined as tCO2 emitted by Ferroglobe electricity suppliers divided by our production. Indirect emission intensity is calculated by dividing tCO2/MWh multiplied by MWh7t. Performance measured over a straight-line sliding scale with a -6% reduction representing minimum and 90% payout, a reduction of -8.4% representing target and 100% payout, and a reduction of -10.9% representing maximum and 120% payout. Reductions below -6% are below minimum and have no associated payout.

Directors’ shareholding and share interests – Audited
The table below sets out the number of shares held or potentially held by directors (including their connected persons where relevant) as at 31 December 2024. The Company has share ownership guidelines in place under which it recommends that non-executive directors hold up to a number of shares in the Company equivalent to 200% of base salary.
Director	Beneficially owned shares	Number of shares under long term incentive awards without performance conditions17	Number of shares under long term incentive awards with performance conditions18	Shareholding as a % of base salary	Percentage of Executive Director’s base salary held as shares as at 31 December 202419
Javier López Madrid	121,200	1,201,005	607,912	—	58%
Marco Levi	431,197	540,004	713,001	—	181%
Bruce L. Crockett	46,000	2,527	—	90%
Stuart E. Eizenstat	72,121	—	—	251%
Manuel Garrido y Ruano	870	—	—	4%
Marta de Amusategui y Vergara	78,220	—	—	227%
Juan Villar Mir de Fuentes	—	—	—	0%
Belen Villalonga	—	—	—	0%
Nicolas De Santis	—	—	—	0%
Silvia Villar Mir de Fuentes	73,990	—	—	316%
Rafael Barrilero	—	—	—	0%

17
Where performance conditions have already been tested by the Board, such amounts are reflected in the “without performance conditions” column with their expected vesting values.

18
Refers to the maximum number of shares to potentially vest under the 2023 and 2024 LTIP grants.

19
Measured by reference to beneficially owned shares only and using the closing share price on 31 December 2024 of $3.80 and the 2024 base salaries of the Executive Directors in USD as disclosed above under “—Base salary”.

The Directors’ outstanding share awards as at 31 December 2024 were as detailed below:
Director	Award type	Grant date	Outstanding	Subject to performance conditions20	Exercisable as of 31 December 2024	Exercised during the year to 31 December 2024	Future vesting	Vesting date
Javier López Madrid	LTIP Nil cost option	24.11.16	28,11721	Yes	Yes	—	—	24.11.19
	LTIP Nil cost option	01.06.17	70,46421	Yes	Yes	—	—	01.06.20
	LTIP Nil cost option	21.03.18	46,77721	Yes	Yes	—	—	21.03.21
	Deferred Bonus Award: Nil cost option	14.06.18	23,06622	No	Yes	—	—	14.06.21
	LTIP Nil cost option	13.03.19	110,11421	Yes	Yes	—	—	28.04.22
	LTIP Nil cost option	16.12.20	432,77121	Yes	Yes	—	—	16.12.24
	LTIP Nil cost option	09.09.21	385,61121	Yes	Yes	—	—	01.01.24
	LTIP Nil cost option	21.09.22	104,08623	Yes	No	—	104,086	22.09.25
	LTIP Nil cost option	30.05.23	333,93525	Yes	No	—	333,935	30.05.26
	LTIP Nil cost option	19.06.24	273,97725	Yes	No	—	273,977	19.06.27
Marco Levi	LTIP Nil cost option	16.12.20	408,39524	Yes	Yes	—	—	16.12.24
	LTIP Nil cost option	21.09.22	131,60923	Yes	No	—	131,609	22.09.25
	LTIP Nil cost option	30.05.23	392,28125	Yes	No	—	392,281	30.05.26
	LTIP Nil cost option	19.06.24	320,72025	Yes	No	—	320,720	19.06.27
Bruce L. Crockett	RSU/C	Various	2,52721	No	Yes	—	—	—
Total pension entitlements – Audited
Details of the value of pension contributions are provided in the Pensions column of the Single Figure of Remuneration table. Pension contributions are by way of a cash allowance. There are therefore no specified retirement ages to disclose or consequences of early retirement.

20
Subject to performance conditions and continued employment in the case of awards to the Executive Directors. See page 58 for performance conditions applicable to the awards granted in 2024.

21
Performance conditions and service conditions for these awards have been satisfied and the number of shares which are vested but not exercised as at 31 December 2024 are reflected as “outstanding”.

22
Deferred share bonus awards granted to the Executive Directors only. Vested awards are shown with dividend equivalents.

23
Performance conditions for these share awards have been satisfied and the number of shares are expected to vest on the 22 September 2025:

24
For Marco Levi, the 2020 awards were vested in January 2024 and were exercised the 8 April 2025

25
These awards are subject to satisfaction of performance conditions and service conditions in the future and are yet to be vested.

Performance Graph
The graph below illustrates the Company´s TSR performance relative to the constituents of the S&P 1200 Metals & Mining index from the start of the first day of listing of Ferroglobe´s shares on 24 December 2015 to 31 December 2024. The graph shows the performance of a hypothetical $100 invested and its performance over that period. The index has been chosen for this table as the most appropriate comparator for the Company in this period as the Company is a constituent of this index.

Total shareholder return
Source: FactSet

450
400
350
300
250
200
150
100
50
0
Value ($) (rebased)
12/31/2015
12/31/2016
12/31/2017
12/31/2018
12/31/2019
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
Ferroglobe
S&P Global 1200 Metals & Mining

This graph shows the value, by 31 December 2024, of $100 invested in Ferroglobe on 24 December 2015, compared with the value of $100 invested in the S&P Global 1200 Metals & Mining Index on a daily basis.
Payments for loss of office – Audited
There were no payments made to any director for loss of office in the year ended 31 December 2024.
Payments made to past directors – Audited
There were no payments made to any past directors in the year ended 31 December 2024.

Executive Chairman remuneration table (in thousands)
	2024	2023	2022
	Javier López Madrid26	Javier López Madrid27	Javier López Madrid28
Executive Chairman’s remuneration29	$1,641	$1.656	$1.989
Annual variable pay (including as a % of maximum)30	$544 (46%)	$565 (33%)	$989 (50%)
LTIP awards with performance period ending in the relevant year31	$446	N/A	N/A
Percentage increase or reduction in the remuneration of the Executive Directors
The following table shows the percentage change in remuneration of each director and European employees have been chosen as an appropriate group against to make the comparison, from financial year 2022, 2023 and 2024.
2024	Javier López Madrid	Marco Levi	Bruce L Crockett	Stuart E Eizenstat	Manuel Garrido y Ruano	Rafael Barrilero	Nicolas de Santis2	Juan Villar Mir de Fuentes	Marta Amusategui	Silvia Villar- Mir de Fuentes	Belén Villalonga Morenes	Average employee pay
Salary and fees (USD 000s)	5%	2%	(11)%	(4)%	(10)%	(4)%	12%	(2)%	(6)%	(13)%	(14)%
All taxable benefits (USD 000s)	10%	4%	0%	44%	0%	0%	—	(25)%	0%	0%	0%
Annual bonuses	(4)%	(6)%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Total	3%	(1)%	(10)%	0%	(10)%	(4)%	12%	(3)%	(5)%	(12)%	(12)%	(5.4)%
2023
Salary and fees (USD 000s)	9%	5%	7%	6%	(4)%	5%	12%	3%	8%	(5)%	19%
All taxable benefits (USD 000s)	8%	11%	0%	0%	0%	0%	—	0%	0%	0%	0%
Annual bonuses	(43)%	(45)%
Total	(17)%	(21)%	7%	5%	(4)%	5%	12%	3%	7%	(4)%	16%	(4.70)%
2022
Salary and fees (USD 000s)	(10)%	19%	1%	(10)%	(9)%	49%	50%	(8)%	(2)%	(6)%	46%
All taxable benefits (USD 000s)	(10)%	4%	57%	100%	100%	125%		100%	100%	58%	340%
Annual bonuses	(12)%	20%
Total	(11)%	18%	4%	(3)%	(4)%	52%	50%	(4)%	5%	58%	62%	61%

26
At the exchange rate of 1 GBP: 1.2785 USD used in the FY24 Report

27
At the exchange rate of 1 GBP: 1.244 USD used in the FY23 Report

28
At the exchange rate of 1 GBP: 1.2369 USD used in the FY22 Report

29
Remuneration comprises total remuneration

30
Annual variable pay is the short-term incentive amounts and the percentage of maximum award it represents. Figures elsewhere in this report show bonus as a percentage of target.

31
The number of shares subject to long term incentive awards where final vesting is determined by reference to performance ending in the year under review is shown as a percentage of target opportunity.

Relative importance of the spend on pay
The following table shows the Company’s actual spend on pay for all employees compared to distributions to shareholders in the financial year. No share dividends or buybacks have occurred in the referenced years.
	1 January 2024 to 31 December 2024	1 January 2023 to 31 December 2023	1 January 2022 to 31 December 2022
Employee costs	$279,864,000	$305,859,000	$314,810,000
Average number of employees	3,423	3,539	3,470
External directorships during financial year 2024
Javier López Madrid
•
Chief Executive Officer of Grupo VM.

•
Non-Executive Chairman and investor of Siacapital S.L.

Marco Levi
•
Non-executive director of Mativ Holdings Inc

The Board was satisfied that under these arrangements the Executive Chairman and CEO had the necessary time to carry out his duties effectively during 2023.
Under the Policy, Executive Directors may retain fees paid for external director appointments. These appointments are subject to approval by the Board and must be compatible with their duties as Executive Directors.
Membership of the Committee
Since 26 May 2023, our Compensation Committee has consisted of four directors: Ms. Amusategui and Messrs. Barrilero (Chair), Eizenstat and De Santis.
The Executive Chairman, Chief Executive Officer, Chief People & Culture Officer and other members of the management team may be invited to attend meetings to assist the Committee. Other Non-Executive Directors are normally invited to attend meetings to assist the Committee in its deliberations as appropriate. No Executive, however, is present during any decision making in relation to their own remuneration. In addition, neither Ms Villar-Mir de Fuentes nor Mr. Villar-Mir de Fuentes participated in discussions, or votes, regarding the remuneration of Javier López-Madrid.
External advisors
Aon provides independent advice to the Committee and was appointed by the Committee in early 2016. The Committee seeks advice relating to Executive remuneration and Non-Executive Director remuneration and the wider senior management population from Aon. During 2024, the Committee appointed FIT Remuneration Consultants LLP (“FIT”) to support with the development of the new Policy. Aon and FIT also provided advice to management, to enable their support of the Committee, primarily in relation to remuneration reporting and the operation of incentive plans. Aon also provide insurance broking services to the Company
The Committee is satisfied that the advice received from Aon and FIT in relation to executive remuneration matters is objective and independent. Both companies are members of the UK Remuneration Consultants Group and abides by the Remuneration Consultants Group Code of Conduct, which requires its advice to be objective and impartial. The fees paid to Aon for advice provided directly to the Committee in 2023 were £6,400 ($7,962) (excluding VAT), with such fees paid on a per-service basis.

The fees paid to FIT for advice directly to the Committee in 2024 were £73,252 (excluding VAT), with fees paid on both a fixed activity and per-service basis.
Statement of shareholder voting
The following table shows the results of the advisory vote on the 2024 Remuneration Report at the Annual General Meeting of 18 June 2024.
	For	% of votes cast	Against	% of votes cast	Withheld
Remuneration Report	128,254,660	97.08	3,641,441	2.76	213,524
Approval
This Directors’ Remuneration Report, including both the Policy and Annual Report on Remuneration has been approved by the Board.
Signed on behalf of the Board.
Chairman of the Compensation Committee
22 May 2025

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF FERROGLOBE PLC
1 Our opinion is unmodified
We have audited the financial statements of Ferroglobe PLC (“the Company”) for the year ended December 31, 2024 which comprise the Consolidated Statements of Financial Position, Consolidated Income Statements, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Equity, Consolidated Statements of Cash Flows, Parent Company Balance Sheet, Parent Company Statement of Changes in Equity, and the related notes, including the accounting policies in note 4 of consolidated financial statements and note 1.2 of the parent Company financial statements.
In our opinion:
•
the financial statements give a true and fair view of the state of the Group’s and of the parent Company’s affairs as at 31 December 2024 and of the Group’s profit for the year then ended;

•
the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;

•
the parent Company financial statements have been properly prepared in accordance with UK accounting standards, including FRS 101 Reduced Disclosure Framework; and

•
the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion
We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities are described below. We have fulfilled our ethical responsibilities under, and are independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to listed entities. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion.
2 Key audit matters: our assessment of risks of material misstatement
Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In arriving at our audit opinion above, the key audit matters, in decreasing order of audit significance, were as follows:
Carrying amount of property, plant and equipment for the Alloy and Puertollano cash-generating units (Risk vs 2023: )
(Combined carrying value of the Alloy and the Puertollano CGUs $97.44 million)
Refer to page 93 (accounting policy), and pages 112 to 115 (financial disclosures).
The Risk – Forecast-based assessment and subjective valuation
Management identified impairment indicators in certain CGUs based on the financial performance in FY 2024. In particular, the Group has determined the recoverable amount for the Alloy CGU as the value in use, and for the Puertollano CGU as the fair value less costs of disposal. The recoverable amount of both CGUs is subjective due to the inherent uncertainty in forecasting cash flows for Alloy and in determining the fair value of specialised assets for Puertollano.

Subjective auditor judgment was required to evaluate whether the Group’s assumptions, related to EBITDA projections, discount rate and terminal growth rate, for the Alloy CGU fall within an acceptable range.
Subjective auditor judgment was also required to evaluate the acceptability of the methodology and assumptions used to estimate the fair value less costs of disposal of the Puertollano CGU due to the specialised nature of certain of the assets.
The effect of these matters is that, as part of our risk assessment, we determined that, in aggregate, the value in use of Alloy CGU and fair value less cost of disposal of Puertollano CGU have a high degree of estimation uncertainty, with a potential range of reasonable outcomes in aggregate greater than our materiality for the financial statements as a whole. The financial statements (note 8) disclose the Group’s assessment of the sensitivity of the carrying amounts of the two CGUs.
In addition, specialised skills and knowledge were also required to assess the acceptability of the recoverable amount of both CGUs.
Our response
We performed the tests below rather than seeking to rely on any of the Group’s controls because the nature of the balances is such that we would expect to obtain audit evidence primarily through the detailed procedures described.
Our procedures to address the risk included:
For the Alloy CGU:
Benchmarking Assumptions: We evaluated the EBITDA projections by comparing them against the current and historical performance of other CGUs, the Group as a whole and other companies in similar industries. In addition, we evaluated revenue projections, which form part of the EBITDA projections, against third-party forecasted future market prices.
Our sector experience: We involved corporate valuation professionals, with specialised skills and knowledge, who assisted us in:
•
evaluating the Group’s discount rate by developing an independent estimate using publicly available market data for comparable entities; and

•
evaluating the Group’s terminal growth rate by developing an independent estimate using external market forecasts of relevant long-term growth rates.

For the Puertollano CGU:
Our sector experience:
•
We involved real estate valuation professionals with specialised skills and knowledge who assisted us in evaluating the Group’s estimated fair value of certain real estate assets in the Puertollano CGU based on comparable transactions.

•
We involved personal property valuation professionals with specialised skills and knowledge who assisted us in evaluating the valuation methodology used by the Group with reference to market practice. With the assistance of these professionals, we evaluated the Group’s estimated fair value of certain industrial equipment in the Puertollano CGU based on replacement cost by verifying the price indices used based on available market information for comparable equipment.

For both CGUs:
Assessing transparency: We assessed the adequacy of the Group’s disclosure about the combined estimation uncertainty in relation to the impairment assessment for the Alloy and Puertollano CGUs.

Recoverability of cost of investment in subsidiary (Risk vs 2023: )
(Investments in subsidiaries: $649.94 million)
Refer to pages 166 (accounting policy) and page 168 (financial disclosures).
The risk – Low risk, high value
The carrying amount of the parent Company’s investment in subsidiary represents 95% of the parent Company’s total assets. Its recoverability is not at a high risk of significant misstatement or subject to significant judgement. However, due to its materiality in the context of the parent Company’s financial statements, this is considered to be the area that had the greatest effect on our overall parent Company audit.
Our response
We performed the tests below rather than seeking to rely solely on any of the parent Company’s controls because the nature of the balance is such that we would expect to obtain audit evidence primarily through the detailed procedures below.
Our procedures included:
Tests of detail: Comparing the carrying amount of the investment in subsidiary with the subsidiary’s draft balance sheet to identify whether its net assets, being an approximation of its minimum recoverable amount, were in excess of its carrying amount.
As the parent Company’s investment is in a holding company, to assess the reasonableness of the recoverability assessment, we also compared the carrying amount of the parent Company’s investment with the aggregated net assets of the underlying trading groups as per their draft balance sheets to identify whether their net assets were in excess of the parent Company’s investment carrying amount.
Comparing valuations: assessing the reasonableness of the recoverability assessment by comparing the carrying amount of the investment in the subsidiary to the Company’s market capitalisation, being an approximation of the recoverable amount of the investment.
Changes to our Key Audit Matters:
We continue to perform procedures over the accounting treatment of Quebec Silicon Limited Partnership and WVA Manufacturing, LLC. However, following the completion of our assessment last year in our first year audit and there being no changes in the underlying operating arrangement during the year, we have not assessed this as one of the most significant risks in our current year audit and therefore, it is not separately identified in our report this year.
3 Our application of materiality and an overview of the scope of our audit
Our application of materiality
Materiality for the Group financial statements as a whole was set at $15,000,000 (2023: $15,000,000), determined with reference to a benchmark of normalised Group revenue, of which it represents 0.76% (2023: 0.75% determined with reference to normalised Group revenue). We normalised Group revenue by averaging over three years to account for cyclical fluctuations in the Group’s performance. We consider revenue to be a more appropriate benchmark than Group profit before tax as Group profit before tax is a less stable measure year on year, having significantly fluctuated in recent years.
Materiality for the parent Company’s financial statements as a whole was set at $6,000,000 (2023: $6,000,000), determined with reference to a benchmark of parent Company total assets, of which it represents 0.88% (2023: 0.81% determined with reference to parent Company total assets).

In line with our audit methodology, our procedures on individual account balances and disclosures were performed to a lower threshold, performance materiality, so as to reduce to an acceptable level the risk that individually immaterial misstatements in individual account balances add up to a material amount across the financial statements as a whole.
Performance materiality was set at 65% (2023: 65%) of materiality for the financial statements as a whole, which equates to $9,750,000 (2023: $9,750,000) for the Group and $3,900,000 (2023: $3,900,000) for the parent Company. We applied this percentage in our determination of performance materiality based on the level of identified control deficiencies during the prior period.
We agreed to report to the Audit Committee any corrected or uncorrected identified misstatements exceeding $675,000 (2023: $675,000), in addition to other identified misstatements that warranted reporting on qualitative grounds.
Overview of the scope of our audit
This year, we applied the revised group auditing standard in our audit of the consolidated financial statements. The revised standard changes how an auditor approaches the identification of components, and how the audit procedures are planned and executed across components.
In particular, the definition of a component has changed, shifting the focus from how the entity prepares financial information to how we, as the group auditor, plan to perform audit procedures to address group risks of material misstatement (“RMMs”). Similarly, the group auditor has an increased role in designing the audit procedures as well as making decisions on where these procedures are performed (centrally and/or at component level) and how these procedures are executed and supervised. As a result, we assess scoping and coverage in a different way and comparisons to prior period coverage figures are not meaningful. In this report we provide an indication of scope coverage on the new basis.
We performed risk assessment procedures to determine which of the Group’s components are likely to include risks of material misstatement to the Group financial statements and which procedures to perform at these components to address those risks.
In total, we identified 63 components, having considered our evaluation of the Group’s operational structure, geographic locations, existence of common information systems and existence of common risk profiles across business activity, and our ability to perform audit procedures centrally.
Of those, we identified three quantitatively significant components which contained the largest percentages of either total revenue or total assets of the Group, for which we performed audit procedures.
Additionally, having considered qualitative and quantitative factors, we selected five components with accounts contributing to the specific RMMs of the Group financial statements, for which we performed audit procedures.
The below summarises where we performed audit procedures:
Component Type	Number of components where audit procedures were performed	Range of materiality applied
Quantitatively significant components	3	$8m - $8.5m
Other components where we performed audit procedures	5	$5m - $7.2m
Total	8
Accordingly, we performed audit procedures on 8 components, of which we involved component auditors in performing the audit work on 8 components. We also performed the audit of the parent Company.

We set the component materialities, which ranged from $5m to $8.5m, having regard to the mix of size and risk profile of the Group across the components.
Our audit procedures covered 90% of Group total revenue. We performed audit procedures in relation to components and consolidation adjustments that overall accounted for 63% of the total profits and losses that made up group profit before tax and 65% of Group total assets. We also performed audit procedures at a Group level in respect of certain of Group’s borrowings, recoverability of property, plant and equipment, and goodwill.
For the remaining components over which we performed no audit procedures, no component represented more than 8% of Group total revenue, total profits and losses that made up group profit before tax or Group total assets. We performed analysis at an aggregated Group level to re-examine our assessment that there is not a reasonable possibility of a material misstatement in these components.
The scope of the audit work performed was fully substantive as we did not rely upon the Group’s internal control over financial reporting.
Group auditor oversight
As part of establishing the overall Group audit strategy and plan, we conducted the risk assessment and planning discussion meetings with component auditors to discuss Group audit risks relevant to the components.
We instructed component auditors, as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back.
We visited one component auditor in Spain to assess the audit risk and strategy. Video and telephone conference meetings were also held with this component auditor and others that were not physically visited. At these visits and meetings, the results of the planning procedures and further audit procedures communicated to us were discussed in more detail, and any further work required by us was then performed by the component auditors.
We inspected the work performed by the component auditors for the purpose of the Group audit and evaluated the appropriateness of the conclusions drawn from the audit evidence obtained and consistencies between communicated findings and work performed, with a particular focus on revenue and management override of controls.
4 Going concern
The directors have prepared the financial statements on the going concern basis as they do not intend to liquidate the Group or the Company or to cease their operations, and as they have concluded that the Group’s and the Company’s financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over their ability to continue as a going concern for at least a year from the date of approval of the financial statements (“the going concern period”).
We used our knowledge of the Group, its industry, and the general economic environment to identify the inherent risks to its business model and analysed how those risks might affect the Group’s and parent Company’s financial resources or ability to continue operations over the going concern period.
The risk that we considered most likely to affect the Group’s and Company’s available financial resources in a negative way over this period is an adverse impact on the Group’s trading, profitability and liquidity, as a consequence of a reduction in demand and price of the finished goods or increase in cost of production.
We considered whether these risks could plausibly affect the liquidity in the going concern period by assessing the directors’ sensitivities over the level of available financial resources indicated by the Group’s financial forecasts taking account of severe, but plausible adverse effects that could arise from these risks individually and collectively.

Our procedures also included:
•
Critically assessing assumptions in the going concern forecasts and the impact on forecast liquidity, particularly in relation to revenue projections, by comparing to third-party forecasted future market prices. We also assessed the assumptions used against our knowledge of the Group and the sector in which it operates, overlaying our knowledge of the Group’s plans based on approved budgets.

•
Obtaining confirmation letters for the cash balances as at 31 December 2024, and inspecting the credit facilities agreement for committed financing facilities.

We considered whether the going concern disclosure in the note 3.1 to the financial statements gives a full and accurate description of the directors’ assessment of going concern, including the identified risks and dependencies.
Our conclusions based on this work:
•
we consider that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate;

•
we have not identified, and concur with the directors’ assessment that there is not, a material uncertainty related to events or conditions that, individually or collectively, may cast significant doubt on the Group’s or Company’s ability to continue as a going concern for the going concern period; and

•
we found the going concern disclosure in note 3.1 to be acceptable.

However, as we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the above conclusions are not a guarantee that the Group or the Company will continue in operation.
5 Fraud and breaches of laws and regulations – ability to detect
Identifying and responding to risks of material misstatement due to fraud
To identify risks of material misstatement due to fraud (“fraud risks”) we assessed events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. Our risk assessment procedures included:
•
Enquiring of directors, the audit committee, internal audit and inspection of policy documentation as to the Group’s high-level policies and procedures to prevent and detect fraud, including the internal audit function, and the Group’s channel for “whistleblowing”, as well as whether the directors have knowledge of any actual, suspected or alleged fraud.

•
Reading Board / Audit Committee minutes.

•
Considering remuneration incentive schemes and performance targets for management / directors, including the Short-Term Incentive Awards and Long-Term Incentive Plan (LTIP).

•
Using analytical procedures to identify any unusual or unexpected accounting relationships.

We communicated identified fraud risks throughout the audit team and remained alert to any indications of fraud throughout the audit. This included communication from us, as the Group auditor, to component auditors of relevant fraud risks identified at the Group level and requesting component auditors performing procedures at then component level to report to the Group auditor any identified fraud risk factors or identified or suspected instances of fraud.

As required by auditing standards, and taking into account possible pressures to meet profit targets and our knowledge of the control environment, we perform procedures to address the risk of management override of controls and the risk of fraudulent revenue recognition, in particular the risk that Group and component management may be in a position to make inappropriate accounting entries, the risk of bias in accounting estimates such as impairment assessments related to property, plant and equipment, and the risk that revenue is overstated through recording revenues in the wrong period.
We did not identify any additional fraud risks.
We also performed procedures including:
•
Identifying journal entries and other adjustments to test at the Group level and for all scoped in components based on risk criteria and comparing the identified entries to supporting documentation. These included those posted to seldom used accounts, entries created by seldom posters, entries posted to revenue accounts with an unusual account combination, and entries posted by senior management; and

•
Assessing whether the judgements made in making accounting estimates are indicative of potential bias.

Identifying and responding to risks of material misstatement due to non-compliance with laws and regulations
We identified areas of laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general commercial and sector experience, through discussion with the directors and other management (as required by auditing standards), and from inspection of the Group’s regulatory and legal correspondence and discussed with the directors and other management the policies and procedures regarding compliance with laws and regulations.
We communicated identified laws and regulations throughout our team and remained alert to any indications of non-compliance throughout the audit. This included communication from us, as the Group auditor, to component auditors of relevant laws and regulations identified at the Group level, and a request for component auditors to report to the Group team any instances of non-compliance with laws and regulations that could give rise to a material misstatement at the Group level.
The potential effect of these laws and regulations on the financial statements varies considerably.
Firstly, the Group is subject to laws and regulations that directly affect the financial statements including financial reporting legislation (including related UK companies legislation), distributable profits legislation and taxation legislation and we assessed the extent of compliance with these laws and regulations as part of our procedures on the related financial statement items.
Secondly, the Group is subject to many other laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the financial statements, for instance through the imposition of fines or litigation. We identified the following areas as those most likely to have such an effect: health and safety laws, data protection laws, anti-bribery laws, employment law, anti-money laundering laws, environmental law, other taxation legislation, competition legislation and licences relating to mining and energy generation recognising the nature of the Group’s activities and its legal form. Auditing standards limit the required audit procedures to identify non-compliance with these laws and regulations to enquiry of the directors and other management and inspection of regulatory and legal correspondence, if any. Therefore, if a breach of operational regulations is not disclosed to us or evident from relevant correspondence, an audit will not detect that breach.
Context of the ability of the audit to detect fraud or breaches of law or regulation
Owing to the inherent limitations of an audit, there is an unavoidable risk that we may not have detected some material misstatements in the financial statements, even though we have properly planned and performed our audit in accordance with auditing standards. For example, the further removed non-compliance with laws and regulations is from the events and transactions reflected in the financial statements, the less likely the inherently limited procedures required by auditing standards would identify it.
In addition, as with any audit, there remained a higher risk of non-detection of fraud, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Our audit procedures are designed to detect material misstatement. We are not responsible for preventing non-compliance or fraud and cannot be expected to detect non-compliance with all laws and regulations.
6 We have nothing to report on the other information in the Annual Report
The directors are responsible for the other information presented in the Annual Report together with the financial statements. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.
Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.
Strategic report and directors’ report
Based solely on our work on the other information:
•
we have not identified material misstatements in the strategic report and the directors’ report;

•
in our opinion the information given in those reports for the financial year is consistent with the financial statements; and

•
in our opinion those reports have been prepared in accordance with the Companies Act 2006.

Directors’ remuneration report
In our opinion the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.
7 We have nothing to report on the other matters on which we are required to report by exception
Under the Companies Act 2006, we are required to report to you if, in our opinion:
•
adequate accounting records have not been kept by the parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

•
the parent Company financial statements are not in agreement with the accounting records and returns; or

•
certain disclosures of directors’ remuneration specified by law are not made; or

•
we have not received all the information and explanations we require for our audit.

We have nothing to report in these respects.
8 Respective responsibilities
Directors’ responsibilities
As explained more fully in their statement set out on page 37, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so.
Auditor’s responsibilities
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue our opinion in an auditor’s report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.
A fuller description of our responsibilities is provided on the FRC’s website at www.frc.org.uk/auditorsresponsibilities.
9 The purpose of our audit work and to whom we owe our responsibilities
This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.
Lynton Richmond (Senior Statutory Auditor)
for and on behalf of KPMG LLP, Statutory Auditor
Chartered Accountants
15 Canada Square
London
E14 5GL
22 May 2025

FERROGLOBE PLC
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the three years ended December 31, 2024, 2023 and 2022

FERROGLOBE PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2024 AND 2023
(In USD thousands)
	Notes	2024	2023
ASSETS
Non-current assets
Goodwill	Note 6	14,219	29,702
Intangible assets	Note 7	103,095	138,345
Property, plant and equipment	Note 8	487,196	501,396
Other financial assets	Note 9	19,744	19,792
Deferred tax assets	Note 24	6,580	8,760
Receivables from related parties	Note 25	1,558	1,658
Other non-current assets	Note 11	22,451	22,156
Total non-current assets		654,843	721,809
Current assets
Inventories	Note 10	347,139	383,841
Trade receivables	Note 9	188,816	220,330
Other receivables	Note 9	83,103	89,913
Receivables from related parties	Note 25	—	2,772
Current income tax assets	Note 24	7,692	15,977
Other financial assets	Note 9	5,569	2
Other current assets	Note 11	52,014	186,477
Restricted cash and cash equivalents	Note 9	298	1,179
Cash and cash equivalents	Note 9	132,973	136,470
Total current assets		817,604	1,036,961
Total assets		1,472,447	1,758,770
EQUITY AND LIABILITIES
Equity
Share capital		1,962	1,962
Share Premium		86,220	86,220
Treasury Shares		(14,360)	(11,932)
Reserves		890,346	812,594
Translation differences		(275,829)	(231,799)
Valuation adjustments		8,630	8,354
Result attributable to the Parent		23,538	82,662
Equity attributable to the Parent		720,507	748,061
Non-controlling interests		113,738	121,825
Total equity	Note 12	834,245	869,886
Non-current liabilities
Deferred income	Note 14	8,014	26,980
Provisions	Note 15	24,384	19,970
Provisions for pensions	Note 16	27,618	29,805
Bank borrowings	Note 17	13,911	14,913
Lease liabilities	Note 18	56,585	54,484
Debt instruments	Note 19	—	149,015
Other financial liabilities	Note 20	25,688	65,231
Deferred tax liabilities	Note 24	19,629	32,582
Other non-current liabilities	Note 23	13,759	1,902
Total non-current liabilities		189,588	394,882
Current liabilities
Provisions	Note 15	83,132	122,757
Provisions for pensions	Note 16	168	169
Bank borrowings	Note 17	43,251	31,635
Lease liabilities	Note 18	12,867	11,766
Debt instruments	Note 19	10,135	5,765
Other financial liabilities	Note 20	48,117	16,052
Payables to related parties	Note 25	2,664	2,429
Trade payables	Note 22	158,251	183,375
Income tax liabilities		10,623	8,351
Other current liabilities	Note 23	79,406	111,703
Total current liabilities		448,614	494,002
Total equity and liabilities		1,472,447	1,758,770
Notes 1 to 32 are an integral part of the consolidated financial statements
The financial statements were approved by the Board of Directors and authorized for issue on May 22, 2025
Signed on its behalf by:
Dr Marco Levi, Director

FERROGLOBE PLC AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS 2024, 2023 AND 2022
(In USD thousands, except share and per share data)
	Notes	2024	2023	2022
Sales	Note 27.1	1,643,939	1,650,034	2,597,916
Raw materials and energy consumption for production1	Note 27.2	(1,027,130)	(879,286)	(1,285,086)
Other operating income	Note 27.3	84,378	100,992	147,356
Staff costs	Note 27.4	(279,864)	(305,859)	(314,810)
Other operating expense	Note 27.5	(265,182)	(270,090)	(346,252)
Depreciation and amortization	Note 27.6	(75,463)	(73,532)	(81,559)
Impairment loss	Note 27.8	(43,052)	(25,290)	(56,999)
Other gain (loss)		555	(29)	(19)
Operating profit		38,181	196,940	660,547
Finance income	Note 27.7	7,248	5,422	2,274
Finance costs	Note 27.7	(21,942)	(38,793)	(61,015)
Exchange differences		13,565	(7,551)	(9,995)
Profit before tax		37,052	156,018	591,811
Income tax expense	Note 24	(16,252)	(57,540)	(147,983)
Total Profit for the year		20,800	98,478	443,828
Profit attributable to the Parent		23,538	82,662	440,314
(Loss) Profit attributable to non-controlling interests	Note 12	(2,738)	15,816	3,514
Earnings per share
		2024	2023	2022
Numerator:
Total Profit attributable to the Parent		23,538	82,662	440,314
Denominator:
Weighted average number of basic shares outstanding		188,144,651	187,872,191	187,815,672
Weighted average number of dilutive shares outstanding		188,808,918	190,289,808	189,625,195
Basic earnings per ordinary share (U.S.$)	Note 13	0.13	0.44	2.34
Diluted earnings per ordinary share (U.S.$)	Note 13	0.12	0.43	2.32
Notes 1 to 32 are an integral part of the consolidated financial statements

1
For the years ended December 31, 2024, 2023 and 2022, includes a net energy expense of $171.3 million, credit of $28.7 million and expense of $324.2 million, respectively, as described further in Note 27.2.

FERROGLOBE PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR 2024, 2023 AND 2022
(In USD thousands)
	Notes	2024	2023	2022
		US$’000	US$’000	US$’000
Total Profit for the year		20,800	98,478	443,828
Items that will not be reclassified subsequently to income or loss:
Remeasurement gains (losses) on defined-benefit obligations	Note 16	3,139	(5,620)	9,779
Tax effect	Note 24	(757)	1,500	(2,082)
Total income (expense) that will not be reclassified subsequently to profit (loss)		2,382	(4,120)	7,697
Items that may be reclassified subsequently to income or loss:
Cash flow hedge accounting	Note 21	(3,471)	2,245	—
Translation differences		(46,969)	11,730	(17,178)
Tax effect	Note 24	865	(767)	—
Total (expense) income that may be reclassified subsequently to profit (loss)		(49,575)	13,208	(17,178)
Items that have been reclassified to profit (loss) in the period:
Cash flow hedge accounting	Note 21	1,007	83	—
Tax effect		—	—	—
Total items that have been reclassified to profit (loss)		1,007	83	—
Other comprehensive (loss) profit for the year, net of income tax		(46,186)	9,171	(9,481)
Total comprehensive (loss) profit for the year		(25,386)	107,649	434,347
Total comprehensive (loss) profit attributable to the Parent		(20,216)	91,105	430,219
Total comprehensive (loss) profit attributable to non-controlling interests		(5,170)	16,544	4,128
Note 1 to 32 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2024, 2023 AND 2022
(In USD thousands, except issued shares in thousands)
		Total Amounts Attributable to Owners
	Notes	Issued Shares	Share Capital	Share Premium	Treasury Shares	Reserves	Translation Differences	Valuation Adjustments	Result for the Year	Non- controlling Interests	Total
		(Thousands)	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2022		188,883	1,962	86,220	(11,932)	470,145	(227,318)	5,525	(110,624)	106,053	320,031
Comprehensive profit for the year 2022		—	—	—	—	—	(15,305)	5,210	440,314	4,128	434,347
Share-based compensation		—	—	—	—	5,825	—	—	—	—	5,825
Recording of 2021 loss in reserves		—	—	—	—	(110,624)	—	—	110,624	—	—
Dividends paid non-controlling interests		—	—	—	—	—	—	—	—	(3,430)	(3,430)
Other changes		—	—	—	—	40	—	—	—	—	40
Balance at December 31, 2022		188,883	1,962	86,220	(11,932)	365,386	(242,623)	10,735	440,314	106,751	756,813
Comprehensive profit for the year 2023		—	—	—	—	—	10,824	(2,381)	82,662	16,544	107,649
Share-based compensation	Note 27.4	—	—	—	—	7,244	—	—	—	—	7,244
Recording of 2022 profit in reserves		—	—	—	—	440,314	—	—	(440,314)	—	—
Dividends paid non-controlling interests		—	—	—	—	—	—	—	—	(1,470)	(1,470)
Other changes		—	—	—	—	(350)	—	—	—	—	(350)
Balance at December 31, 2023		188,883	1,962	86,220	(11,932)	812,594	(231,799)	8,354	82,662	121,825	869,886
Comprehensive profit for the year 2024		—	—	—	—	—	(44,030)	276	23,538	(5,170)	(25,386)
Share-based compensation	Note 27.4	—	—	—	—	4,848	—	—	—	—	4,848
Recording of 2023 profit in reserves		—	—	—	—	82,662	—	—	(82,662)	—	—
Own shares acquired		—	—	—	(2,428)	—	—	—	—	—	(2,428)
Dividends paid		—	—	—	—	(9,758)	—	—	—	—	(9,758)
Dividends paid non-controlling interests		—	—	—	—	—	—	—	—	(2,917)	(2,917)
Other changes		—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2024		188,883	1,962	86,220	(14,360)	890,346	(275,829)	8,630	23,538	113,738	834,245
Notes 1 to 32 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2024, 2023 AND 2022
(In USD thousands)
	Notes	2024 US$’000	2023 US$’000	2022 US$’000
Cash flows from operating activities:
Profit for the year		20,800	98,478	443,828
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	Note 24	16,252	57,540	147,983
Depreciation and amortization		75,463	73,532	81,559
Finance income		(7,248)	(5,422)	(2,274)
Finance costs		21,942	38,793	61,015
Exchange differences		(13,565)	7,551	9,995
Impairment loss		43,052	25,290	56,999
Share-based compensation	Note 27.4	4,924	7,402	5,836
Other (gain) loss		(555)	29	19
Changes in operating assets and liabilities:
Decrease (increase) in inventories		47	102,179	(220,823)
Decrease (increase) in trade receivables		22,765	80,766	(72,558)
Decrease (increase) in other receivables		770	45,692	—
Decrease (increase) in energy receivable	Note 11	131,959	(159,807)	(21,684)
(Decrease) increase in trade payables		(17,255)	(70,573)	30,640
Other changes in operating assets and liabilities		(40,294)	(9,770)	(34,993)
Income taxes paid		(15,799)	(113,308)	(80,524)
Net cash provided by operating activities		243,258	178,372	405,018
Cash flows from investing activities:
Interest and finance income received		2,799	3,725	1,520
Payments due to investments:
Intangible assets	Note 7	(3,024)	(2,787)	(1,147)
Property, plant and equipment	Note 8	(76,165)	(83,679)	(52,147)
Other financial assets		(3,000)	—	—
Disposals:
Other non-current assets		—	935	—
Receipt of asset-related government grant		12,453
Net cash used in investing activities		(66,937)	(81,806)	(51,774)
Cash flows from financing activities:
Dividends paid	Note 12	(9,758)	—	—
Payment for debt and equity issuance costs		(6)	—	(853)
Repayment of debt instruments	Note 19	(147,624)	(179,075)	(84,823)
Proceeds from debt issuance	Note 19	10,255	—	—
Increase (decrease) in bank borrowings:
Borrowings	Note 17	509,186	432,274	898,586
Payments	Note 17	(495,726)	(456,506)	(919,932)
Payments for lease liabilities	Note 18	(16,201)	(14,967)	(11,590)
Proceeds from other financing liabilities	Note 20	6,054	—	38,298
Other (payments) receipts from financing activities	Note 20	(3,068)	(21,666)	678
Payments to acquire own shares	Note 12	(2,428)	—	—
Interest paid		(26,192)	(42,207)	(60,822)
Net cash used in financing activities		(175,508)	(282,147)	(140,458)
Total net increase (decrease) in cash and cash equivalents		813	(185,581)	212,786
Beginning balance of cash and cash equivalents		137,649	322,943	116,663
Foreign exchange (losses) gains on cash and cash equivalents		(5,191)	287	(6,506)
Ending balance of cash and cash equivalents		133,271	137,649	322,943
Restricted cash and cash equivalents		298	1,179	5,008
Cash and cash equivalents		132,973	136,470	317,935
Ending balance of cash and cash equivalents		133,271	137,649	322,943
Notes 1 to 32 are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries
Notes to the consolidated financial statements for the years ended
December 31, 2024, 2023 and 2022
(USD in thousands, except share and per share data)
1.   General information
Ferroglobe PLC and its subsidiaries (collectively the “Company”, “Ferroglobe”, “we”, “our”, “us”) is among the world’s largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical producers, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers.
Ferroglobe PLC (the “Parent Company” or “the Parent”) is a public limited company that was incorporated in the United Kingdom on February 5, 2015 (formerly named ‘Velonewco Limited’). The Parent’s registered office is The Scalpel, 18th Floor, 52 Lime Street, London, United Kingdom, EC3M 7AF.
Audit exemption for subsidiary companies
For the year ending December 31, 2024 the following subsidiaries of Ferroglobe PLC were entitled to exemption from audit under s479A of the Companies Act 2006 relating to subsidiary companies:
Subsidiary Name	Companies House Registration Number
Ferroglobe Finance Company PLC Ferroglobe Holding Company Ltd	13353128 13347942
Ferroglobe PLC has provided parental guarantees for the debts and liabilities of the U.K. subsidiaries described above at the balance sheet date in accordance with section 479C of the Companies Act 2006.

2.   Organization and Subsidiaries
Ferroglobe has a diversified production base consisting of production facilities across North America, Europe, South America, South Africa and Asia.
The subsidiaries of Ferroglobe PLC as of December 31, 2024 and 2023, classified by reporting segments, were as follows:
	Percentage of Ownership
2024 Subsidiaries	Direct	Total	Reporting Segment	Registered
ARL Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon Alloys	Delaware – U.S.A
Cuarzos Industriales de Venezuela, S.A.	—	100.0	Other segments	Venezuela
Ferroatlántica de México, S.A. de C.V.	—	99.9	Other segments	Nueva León – Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroglobe Advanced Materials II, S.L.	—	100.0	Other segments	Spain
Ferroglobe Advanced Materials, S.L.	—	100.0	Other segments	Spain
Ferroglobe Argentina, S.R.L	—	100.0	Other segments	Argentina
Ferroglobe Canada ULC	—	100.0	North America – Silicon Metal	Canada
Ferroglobe Corporate Services, S.L.U.	—	100.0	Other segments	Madrid – Spain
Ferroglobe Cuarzos Industriales Mining, S.A.U.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña – Spain
Ferroglobe de Participaciones, S.L.U.	—	100.0	Other segments	Madrid – Spain
Ferroglobe Finance Company, PLC	—	100.0	Other segments	United Kingdom
Ferroglobe France SAS	—	100.0	Europe – Silicon Metal and Alloys	France
Ferroglobe Germany GmbH (formerly Ferroatlántica Deutschland, GmbH)	—	100.0	Other segments	Germany
Ferroglobe Holding Company, LTD	100	100.0	Other segments	United Kingdom
Ferroglobe Innovation, S.L.	—	100.0	Other segments	Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
Ferroglobe Monzón, S.L.	—	99.9	Europe – Manganese	Madrid – Spain
Ferroglobe Netherlands, B.V.	—	100.0	Other segments	Netherlands
Ferroglobe RAMSA Mining, S.A.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña – Spain
Ferroglobe South Africa (Pty) Ltd	—	100.0(*)	South Africa – Silicon Metal and Alloys	Polokwane – South Africa
Ferroglobe Spain Metals, S.A.U.	—	100.0	Europe – Manganese and Silicon Metal	Madrid – Spain
Ferroglobe U.S.A Alloys I, Inc	—	100.0	North America – Silicon Metal	Delaware – U.S.A
Ferroglobe U.S.A Alloys II, Inc (formerly GSM Alloys II, Inc.)	—	100.0	North America – Silicon Metal	Delaware – U.S.A
Ferroglobe U.S.A ARLR, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A BG, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A Bridgeport, LLC	—	100.0	North America – Silicon Alloys	Delaware – U.S.A
Ferroglobe U.S.A ECPI, Inc.	—	100.0	North America – Silicon Alloys	Delaware – U.S.A
Ferroglobe U.S.A Financial, Inc.	—	100.0	Other segments	Delaware – U.S.A
Ferroglobe U.S.A GBG Financial, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A LF Resources, Inc	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A LFR, Inc	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A Metallurgical, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A Metals, LLC.	—	100.0	North America – Silicon Alloys	Delaware – U.S.A
Ferroglobe U.S.A Mining Sales, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A Mining Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A Mining, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A MPM, LLC	—	100.0	North America – Silicon Alloys	Delaware – U.S.A
Ferroglobe U.S.A Quartz, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A Sales, Inc.	—	100.0	North America – Silicon Metal	Delaware – U.S.A
Ferroglobe U.S.A, Inc	—	100.0	Other segments	Delaware – U.S.A
Ferroglobe USA Silica Fume Sales, Inc.	—	100.0	North America – Silicon Metal and Alloys	Florida – U.S.A
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso

	Percentage of Ownership
2024 Subsidiaries	Direct	Total	Reporting Segment	Registered
GBG Holdings, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon Alloys	Delaware – U.S.A
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
GSM Enterprises, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Huntie (Ningxia) New Material Tech Co. Ltd. (formerly Ningxia Yonvey Coal Industrial Co., Ltd.)	—	98.0	Other segments	China
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Quebec Silicon General Partner	—	51.0	North America – Silicon Metal	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon Metal	Canada
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane – South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	South Africa
Solsil, Inc.	—	92.4	Other segments	Delaware – U.S.A
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane – South Africa
Ultracore Energy S.A.	—	100.0	Other segments	Argentina
West Virginia Alloys, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
WVA Manufacturing, LLC	—	51.0	North America – Silicon Metal	Delaware – U.S.A

(*)
26% of the ownership of the ordinary shares of Ferroglobe South Africa (Pty) Ltd. were transferred to a limited partnership fund (The Palamo Mining Investment Fund No.1 LLP ), while creating preferred shares that are fully retained by Group entity Ferroglobe Spain, S.A.U.

	Percentage of Ownership
2023 Subsidiaries	Direct	Total	Reporting Segment	Registered
ARL Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon Alloys	Delaware – U.S.A
Cuarzos Industriales de Venezuela, S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León – Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroglobe Advanced Materials II, S.L.	—	100.0	Other segments	Spain
Ferroglobe Advanced Materials, S.L.	—	100.0	Other segments	Spain
Ferroglobe Argentina, S.R.L	—	100.0	Other segments	Argentina
Ferroglobe Canada ULC	—	100.0	North America – Silicon Metal	Canada
Ferroglobe Corporate Services, S.L.U.	—	100.0	Other segments	Madrid – Spain
Ferroglobe Cuarzos Industriales Mining, S.A.U.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña – Spain
Ferroglobe de Participaciones, S.L.U.	—	100.0	Other segments	Madrid – Spain
Ferroglobe Finance Company, PLC	—	100.0	Other segments	United Kingdom
Ferroglobe France SAS	—	100.0	Europe – Silicon Metal and Alloys	France
Ferroglobe Holding Company, LTD	100	100.0	Other segments	United Kingdom
Ferroglobe Innovation, S.L.	—	100.0	Other segments	Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
Ferroglobe Monzón, S.L.	—	99.9	Europe – Manganese	Madrid – Spain
Ferroglobe Netherlands, B.V.	—	100.0	Other segments	Netherlands
Ferroglobe RAMSA Mining, S.A.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña – Spain
Ferroglobe South Africa (Pty) Ltd	—	100.0	South Africa – Silicon Metal and Alloys	Polokwane – South Africa
Ferroglobe Spain Metals, S.A.U.	—	100.0	Europe – Manganese and Silicon Metal	Madrid – Spain
Ferroglobe U.S.A Alloys I, Inc	—	100.0	North America – Silicon Metal	Delaware – U.S.A
Ferroglobe U.S.A ARLR, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A BG, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A Bridgeport, LLC	—	100.0	North America – Silicon Alloys	Delaware – U.S.A
Ferroglobe U.S.A ECPI, Inc.	—	100.0	North America – Silicon Alloys	Delaware – U.S.A

	Percentage of Ownership
2023 Subsidiaries	Direct	Total	Reporting Segment	Registered
Ferroglobe U.S.A Financial, Inc.	—	100.0	Other segments	Delaware – U.S.A
Ferroglobe U.S.A GBG Financial, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A LF Resources, Inc	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A LFR, IN	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A Metallurgical, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A Metals, LLC.	—	100.0	North America – Silicon Alloys	Delaware – U.S.A
Ferroglobe U.S.A Mining Sales, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A Mining Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A Mining, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A MPM, LLC	—	100.0	North America – Silicon Alloys	Delaware – U.S.A
Ferroglobe U.S.A Quartz, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Ferroglobe U.S.A Sales, Inc.	—	100.0	North America – Silicon Metal	Delaware – U.S.A
Ferroglobe U.S.A, Inc	—	100.0	Other segments	Delaware – U.S.A
Ferroglobe USA Silica Fume Sales, Inc.	—	100.0	North America – Silicon Metal and Alloys	Florida – U.S.A
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
GBG Holdings, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon Alloys	Delaware – U.S.A
GSM Alloys II, Inc.	—	100.0	North America – Silicon Metal	Delaware – U.S.A
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
GSM Enterprises, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Quebec Silicon General Partner	—	51.0	North America – Silicon Metal	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon Metal	Canada
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane – South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	South Africa
Solsil, Inc.	—	92.4	Other segments	Delaware – U.S.A
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane – South Africa
Ultracore Energy S.A.	—	100.0	Other segments	Argentina
West Virginia Alloys, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware – U.S.A
WVA Manufacturing, LLC	—	51.0	North America – Silicon Metal	Delaware – U.S.A
Subsidiaries are all companies over which Ferroglobe has control.
Control is achieved when the Company:
•
has power over the investee;

•
is exposed, or has rights, to variable returns from its involvement with the investee; and

•
has the ability to use its power over the investee to affect the amount of the investor’s returns.

The Company has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:
•
the total voting rights held by the Company relative to the size and dispersion of holdings of the other vote holders;

•
potential voting rights held by the Company, other vote holders or other parties;

•
rights arising from other contractual arrangements; and

•
any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time these decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.
The Company uses the acquisition method to account for the acquisition of subsidiaries. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration transferred by the Company is recognized at fair value at the date of acquisition. Subsequent changes in the fair value of the contingent consideration classified as an asset or a liability are recognized in accordance with IFRS 9 Financial Instruments in the consolidated income statements. The costs related to the acquisition are recognized as expenses in the years incurred. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially recognized at their fair value at the date of acquisition.
Non-controlling interests in the subsidiaries’ equity and results are shown separately in the consolidated statements of financial position, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of changes in equity. Additionally, the Company attributes total comprehensive income (loss) to the Parent of the Company and to the non-controlling interests even if the profit or loss of the non-controlling interests gives rise to a balance receivable.
Accounting policies of subsidiaries are consistent with the policies adopted by the Company. Should differences arise, an adjustment is performed in the consolidation process. All assets and liabilities, equity, income, expenses and cash flows relating to transactions between subsidiaries are eliminated in full in consolidation.
3.   Basis of presentation
3.1 Basis of presentation
Statement of compliance
The consolidated financial statements have been prepared in accordance with U.K.-adopted International accounting (IFRS). These consolidated financial statements were approved for issue by the Board of Directors on May 12, 2025.
All accounting policies and measurement bases with effect on the consolidated financial statements were applied in their preparation.
To support its assessment of the going concern basis of accounting, management has prepared a cash-flow model which considers all relevant cash flows such as revenues and expenditures for a period of at least one year from the date of approval of these financial statements. The financial projections to determine these future cash flows are modelled considering the principal variables that impact the cash flows at a Group level including prices, volumes, costs, capital expenditures, net working capital and debt repayment. These projections are based on the 2025 annual budget. Key assumptions include estimates on the Company’s EBITDA. Sensitivities have been run, including severe but plausible downside scenario with reductions on the base case EBITDA for the going concern assessment period to reflect the key risks and uncertainties pertaining to the marker forecasts of pricing and volumes impacting the cash flow projections.
Ferroglobe’s primary short-term liquidity needs are to fund its capital expenditure commitments, fund specific initiatives underlying the strategic plan, service its existing debt, fund working capital and comply with other contractual obligations. Ferroglobe’s long-term liquidity needs primarily relate to debt servicing and repayment. Ferroglobe’s core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles, while keeping the cost of capital at competitive levels. We believe our working capital along with the undrawn ABL facility amount of $100 million (see note 17) is sufficient for our present requirements, and we anticipate generating sufficient cash from operations to satisfy our liquidity needs in the going concern assessment period.
Consequently, the directors are confident that the Group and Company will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore have prepared the financial statements on a going concern basis.
Basis of measurement
The consolidated financial statements were prepared on a historical cost basis, with the exceptions disclosed in the notes to the consolidated financial statements, where applicable, and in those situations where IFRS requires that financial assets and financial liabilities are valued at fair value.
3.2 Accounting policies, new standards, interpretations and amendments adopted by the Company and issued but not yet adopted by the Company
There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2024 that are materially relevant to the Company. Additionally, the Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective.
In 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements on the presentation within the statement of profit or loss, including the specified totals and subtotals. It also requires disclosure of management defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements and the notes. These new requirements are expected to impact all reporting entities. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 2027, but earlier application is permitted. Comparative periods will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the comparative periods. The Company is currently assessing the new requirements of IFRS 18, with focus on the specific developments in its industry, to identify and collect relevant information to measure the impacts and resources needed, including internal changes, derived from implementing IFRS 18. The Company anticipates changes to our Consolidated Financial Statements upon adoption.
3.3 Functional and reporting currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”). The Company’s consolidated financial statements are presented in US Dollars, which is the Parent Company’s functional currency and the Company’s reporting currency.
Foreign currency transactions are initially recorded by each of the Company’s entities at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rates at the end of each reporting period are recognized in the consolidated income statements. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.
The results of operations and financial position of the Company’s entities that have a functional currency different from the Company’s reporting currency are translated into the reporting currency as follows:

•
Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of the consolidated statement of financial position;

•
Income and expenses for each consolidated income statement are translated at average exchange rates; and

•
All differences arising from the aforementioned translations are recognized in equity under “Translation differences.”

Upon the disposal of a foreign operation, the translation differences relating to that operation deferred as a separate component of consolidated equity are recognized in the consolidated income statements when the gain or loss on disposal is recognized.
3.4 Critical accounting estimates, assumptions and judgments
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses, and the accompanying disclosures at the date of the consolidated financial statements. Critical estimates, assumptions and judgments, by definition, will seldom equal the actual results and are continually evaluated to reflect changing expectations about future events. Management also needs to exercise judgment in applying the Company’s accounting policies.
This note provides an overview of the areas that involve a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong due to their uncertainty. Detailed information about each of these estimates, assumptions and judgments is included in other notes together with information about the basis of calculation for each affected item in the financial statements.
Certain estimates, assumptions and judgments that were made by management in the preparation of these consolidated financial statements, include:
•
the impairment analysis on goodwill and property, plant and equipment, including the assumptions used to determine estimated recoverable amount, determined by value in use or by fair value less cost of disposal methods, see Note 6 and Note 8;

The Company based its estimates, assumptions and judgments on historical experience, known or expected trends and other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates as we are subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in prices. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
There may be circumstances when judgment is required, such as to determine when control of the goods or services passes to the customer for revenue recognition, see Note 4.17. We have also applied judgment in our determination that we have control of our QSLP and WVA partnerships. See Note 12.
As of the date of these consolidated financial statements, no material events have occurred which impact the Company’s estimates, assumptions or judgements used in determining our accounting considerations.
3.5 Basis of consolidation
The annual closing date of the financial statements for each consolidated subsidiary is December 31. The Company fully consolidates subsidiaries’ financial statements that it is deemed to control into these consolidated financial statements. All intercompany transactions have been eliminated.
Non-controlling interests are presented in “Equity – Non-controlling interests” in the consolidated statements of financial position, separately from the consolidated equity attributable to the Parent. The share of non-controlling interests in the profit or loss for the year is presented under “Profit attributable to non-controlling interests” in the consolidated income statements.
When necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies used to the accounting policies of the Company.
4.   Accounting policies
The material IFRS accounting policies described below were applied in preparing these consolidated financial statements.
4.1 Goodwill
Goodwill represents the excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is not amortized.
When an operation to which goodwill relates is disposed of, the part of the carrying amount of goodwill that has been allocated to the respective cash-generating unit is included in calculating the gain or loss on disposal.
4.2 Intangible assets
Acquired and internally generated intangible assets are recognized if a future economic benefit will flow to the entity from the use of the asset and the cost of the asset can be reliably determined.
Intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is recognized on a straight-line basis over an asset’s estimated useful life. The estimated useful life and amortization method are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets that are subject to amortization are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually or more frequently when circumstances indicate that the carrying value may not be recoverable.
The Company’s intangible assets with definite useful lives are as follows:
Development expenditures
Development expenditures are capitalized if they meet the requirements of identifiability, reliability in cost measurement and probability of the assets generating economic benefits. Developmental expenditures are amortized on a straight-line basis over the useful lives of the assets, which are between four and 10 years.
Expenditures on research activities are recognized as expenses in the years in which they are incurred.
Rights of use
Rights of use granted related to mining concessions are amortized on a straight-line basis over the term in which the right of use was granted from the date it is considered that use commenced. Rights of use are generally amortized over a period ranging from 10 to 20 years.
Computer software
Computer software includes the costs incurred in acquiring or developing computer software, including the related installation. Computer software is amortized on a straight-line basis from two to five years.
Computer system maintenance costs are recognized as expenses in the years in which they are incurred.

The Company’s other intangible assets with indefinite useful lives are as follows:
Carbon dioxide emissions allowances
The Company’s carbon dioxide emissions allowances (“rights held to emit greenhouse gasses”) are intangible assets that are expensed as the allowance is used. Emissions allowances received from governmental agencies are initially measured at fair value, which is determined based on the market price of allowances traded on the exchange at that date. Emissions allowances purchased on the trading platform are initially measured at cost (see Note 4.21).
4.3 Property, plant and equipment
Cost
Property, plant and equipment are initially recognized at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.
The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Repair, upkeep and maintenance expenses are recognized in the consolidated income statements for the years in which they are incurred.
Mineral reserves are recorded at fair value at the date of acquisition. Depletion of mineral reserves is computed using the units-of-production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base.
Property, plant and equipment in the course of construction are transferred to property, plant and equipment in use at the end of the related development period.
Depreciation
The Company depreciates property, plant and equipment using the straight-line method at annual rates based on the following years of estimated useful life:
Years of Estimated Useful Life
Buildings	25-50
Plant and machinery	8-20
Tools	12.5-15
Other fixtures and furniture	10-15
Computer hardware	4-8
Transport equipment	10-15
Depreciation begins when the asset is ready for its intended use.
Land included within property, plant and equipment is an asset with an indefinite useful life and, as such, is not depreciated. Instead, it is tested for impairment annually. The Company reviews residual value, useful lives, and the depreciation method for property, plant and equipment annually.
Environment
The costs arising from the activities aimed at protecting and improving the environment are accounted for as an expense for the year in which they are incurred. When they represent additions to property, plant and equipment aimed at minimizing the environmental impact and protecting and enhancing the environment, they are capitalized to non-current assets.
4.4 Impairment of goodwill and long-lived assets (property, plant and equipment, intangible assets, right-of-use assets)
The Company completes its impairment testing for goodwill at least annually or as impairment indicators arise throughout the year. The Company completes its impairment testing for long-lived assets as impairment indicators arise. When necessary, we record impairments of goodwill and long-lived assets for the amount by which the recoverable amount is less than the carrying value of these assets.
Where the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (CGU) to which the asset belongs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.
Recoverable amount is the higher of:
•
Fair value less costs of disposal: the price that would be agreed upon by two independent parties, less estimated costs to sell; and

•
Value in use: the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment loss” in the consolidated income statements.
Where an impairment loss subsequently reverses (not permitted in the case of goodwill), the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized within “Impairment loss” in the consolidated income statements.
The basis for depreciation is the carrying amount of the assets, deemed to be the acquisition cost less accumulated depreciation and any accumulated impairment losses.
4.5 Financial instruments
Financial assets and financial liabilities are recognized in the Company’s consolidated statements of financial position when the Company becomes a party to the contractual provisions of the instrument.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from, the fair value of the financial assets or financial liabilities, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in the consolidated income statements.
Financial assets
The Company classifies its financial assets into the following categories: (i) those measured subsequently at fair value through profit or loss or (ii) those to be measured at amortized cost. The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets measured at fair value through profit or loss.
Financial assets are classified as measured at fair value through profit or loss when the asset does not meet the criteria to be measured at amortized cost or at fair value through other comprehensive income. Such assets are carried on the consolidated statements of financial position at fair value with gains or losses recognized in the consolidated income statements.
Financial assets measured at amortized cost
Financial assets are classified as measured at amortized cost when they are held in a business model whose objective is to collect contractual cash flows and the contractual terms of the financial asset give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated income statements when the assets are derecognized or impaired and when interest is recognized using the effective interest method. This category of financial assets includes trade receivables, receivables from related parties and cash and cash equivalents.
Derecognition of financial assets
The Company derecognizes a financial asset when:
•
the rights to receive cash flows from the asset have expired; or

•
the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in the consolidated income statements.
If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
Impairment of financial assets
The expected credit loss model is applied for recognition and measurement of impairments in financial assets measured at amortized cost and debt instruments held at fair value through other comprehensive income. The loss allowance for the financial asset is measured at an amount equal to the 12-month expected credit losses. If the credit risk on the financial asset has increased significantly since initial recognition, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses. Changes in loss allowances are recognized in the consolidated income statements. For trade and other receivables, a simplified impairment approach is applied, recognizing expected lifetime losses from initial recognition. For this purpose, the Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.
The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, such as when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are more than two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, considering legal advice where appropriate. Any recoveries made are recognized in the consolidated income statements.

Accounts receivable factoring
As part of its regular operations, and in case of immediate cash needs, the Company can sell its trade receivables to a third party (factor) at a discount. The Company analyzes whether these transactions are with recourse or without recourse and applies the derecognition criteria in IFRS 9 Financial Instruments to assess whether the arrangement transfers substantially all risks and rewards to the factor. For arrangements with recourse, where substantially all risks and rewards have not been transferred, the cash received from the factor is accounted for as a secured borrowing. In the case of arrangements with recourse, the transferred assets are not derecognized.
For those recorded as with recourse, the borrowings from the receivable factoring facility are short-term in nature and therefore their carrying amount is considered to approximate their fair value. For those considered without recourse, the Company derecognizes the trade receivable and does not record a related borrowing.
Cash flows from factoring with recourse of accounts receivable are classified as financing cash flows within the consolidated statements of cash flows.
Cash flows from factoring without recourse of accounts receivable are classified as operating cash flows within the consolidated statements of cash flows.
Financial liabilities
The subsequent measurement of financial liabilities depends on their classification, as described below:
Financial liabilities measured at fair value through profit or loss
Financial liabilities measured at fair value through profit or loss are carried on the consolidated statements of financial position at fair value with gains or losses recognized in the consolidated income statements. This category includes contingent consideration and derivatives, other than those designated as hedging instruments in an effective hedge.
Financial liabilities measured at amortized cost
This category comprises all other financial liabilities, including bank borrowings, debt instruments, financial loans from government agencies, payables to related parties and trade and other payables.
After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by considering any issue costs and any discount or premium on settlement.
Derecognition of financial liabilities
The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the consolidated income statements. When the Company exchanges with the existing lender one debt instrument with another one with substantially different terms, such an exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between the carrying amount of the liability before the modification and the present value of the cash flows after modification are recognized in the consolidated income statements as a modification gain or loss.

4.6 Derivative financial instruments and hedging activities
In order to mitigate the economic effects of the variability in the price of power, the Company uses derivative financial instruments, such as power purchase agreements (“PPAs”).
The Company’s derivative financial instruments are detailed in Note 21 to these consolidated financial statements and the Company’s financial risk management policies are detailed in Note 29.
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in the consolidated income statements immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition of profit or loss depends on the nature of the hedge relationship.
Derivatives are recorded as either “Other financial assets” or “Other financial liabilities” depending on their respective fair value positions at each balance sheet date. A derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months from the date of the statements of financial position and it is not expected to be realized or settled within 12 months.
Hedge accounting
The Company designates certain derivatives as cash flow hedges. For further details, see Note 21.
At the inception of the hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transaction. Effectiveness of the hedging relationship needs to be assessed on an ongoing basis. Effectiveness tests are performed prospectively at inception and at each reporting date. The Company reviews to ensure that:
•
there is an economic relationship between the hedged item and the hedging instrument;

•
the effect of credit risk does not dominate the value changes that result from that economic relationship; and

•
the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company uses to hedge that quantity of hedged item.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the consolidated statements of comprehensive income (loss). The gain or loss relating to any ineffective portion is recognized immediately in the consolidated income statements and is included in “Raw materials and energy consumption for production”.
Amounts previously recognized in other comprehensive income and accumulated in equity in the valuation adjustments reserve are reclassified to the consolidated income statements in the periods when the hedged item is recognized in the consolidated income statements. These are recorded within the same line of the consolidated income statement as the recognized hedged item.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statements. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in the consolidated income statements.
4.7 Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.
The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•
Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•
Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•
Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For those assets and liabilities measured at fair value at the balance sheet date, further information on fair value measurement is provided in Note 30.
4.8 Inventories
Inventories comprise assets (goods) which:
•
Are held for sale in the ordinary course of business (finished goods); or

•
Are in the process of production for such sale (work in progress); or

•
Will be consumed in the production process or in the rendering of services (raw materials and spare parts).

Inventories are stated at the lower of cost or net realizable value. The cost of each inventory item is generally calculated as follows:
•
Raw materials, spare parts and other consumables and replacement parts: the lower of weighted average acquisition cost or net realizable value.

•
Work in progress, finished goods and semi-finished goods: the lower of production cost (which includes the cost of materials, labor costs, direct and indirect manufacturing expenses) or net realizable value in the market.

Obsolete, defective or slow-moving inventories have been reduced to net realizable value.
Net realizable value is the estimated selling price less all the estimated costs of selling and distribution.
The amount of any write-down of inventories (as a result of damage, obsolescence or decrease in the selling price) to their net realizable value and all losses of inventories are recognized as expenses in the period in which the write-down or loss occurs. Any subsequent reversals are recognized as income in the year in which they arise.

The consumption of inventories is recognized in “Raw Materials and energy consumption for production” in the consolidated income statements in the period in which the revenue from its sale is recognized.
4.9 Raw materials and energy consumption for production
Raw materials and energy consumption for production comprise raw materials, energy, other direct costs, inventory write-downs and changes in inventory.
4.10 Cash and cash equivalents
The Company classifies in “Cash and cash equivalents” any liquid financial assets, such as cash on hand, deposits and liquid investments, that can be converted into known amounts of cash within three months and are subject to an insignificant risk of changes in value.
4.11 Restricted cash and cash equivalents
The Company classifies under “Restricted cash and cash equivalents” any liquid financial assets, which meet the definition of cash and cash equivalents but the use or withdrawal is restricted by financial agreements.
Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements and/or other contracts entered into; however, time deposits and short-term certificates of deposit are not included in legally restricted deposits. In cases where compensating balance arrangements exist but are not agreements which legally restrict the use of cash amounts shown on the consolidated statements of financial position, those arrangements and the amount involved are disclosed in the notes. Compensating balances that are maintained under an agreement to assure future credit availability are also disclosed in the notes.
As discussed in Note 31, certain of the Company´s credit agreements restrict the transfer of assets in the form of loans or dividends to affiliates. The amount of cash and cash equivalents in subsidiaries subject to such restrictions amounted to $97,370 thousand as of December 31, 2024 ($90,955 thousand as of December 31, 2023) and is not presented as Restricted cash and cash equivalents in the consolidated balance sheet because it can be withdrawn or used except for transfers to affiliates.
4.12 Provisions and contingencies
When preparing the consolidated financial statements, the Company distinguishes between:
•
Provisions: present obligations, either legal, contractual, constructive or assumed by the Company, arising from past events, the settlement of which is expected to give rise to an outflow of economic benefits the amount or timing of which are uncertain; and

•
Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of economic benefits.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.
The consolidated financial statements include all the material provisions for those obligations that are considered probable to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed in accordance with IAS 37 (see Note 26).

Provisions are classified as current when there is not an unconditional right to defer settlement for at least 12 months after the reporting date. They are recognized when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be estimated reliably.
Provisions include (i) the provisions for pension and similar obligations assumed; (ii) provisions for contingencies and charges, such as for example those of an environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations, and collateral and other similar guarantees provided by the Company; (iii) provisions for medium- and long-term employee incentives; and (iv) provisions for taxes.
Contingent assets are not recognized, but are disclosed where an inflow of economic benefits is probable. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the consolidated financial statements in the period in which the change occurs.
Defined contribution plans
Certain employees have defined contribution plans which are applicable to local regulations. The main features of these plans are as follows:
•
They are mixed plans covering the benefits for retirement, disability and death of the participants.

•
The sponsor undertakes to make monthly contributions of certain percentages of current employees’ salaries to external pension funds.

The annual cost of these plans is recognized within “Staff costs” in the consolidated income statements.
Defined benefit plans
IAS 19 Employee Benefits requires defined benefit plans to be accounted for:
•
Using actuarial techniques to make a reliable estimate of the amount of benefits that employees have earned in return for their service in the current and prior periods;

•
Discounting those benefits in order to determine the present value of the obligation;

•
Determining the fair value of any plan assets; and

•
Determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that must be recognized.

The amount recognized as a benefit liability arising from a defined benefit plan is the total net result of:
•
The present value of the obligations;

•
Less the fair value of plan assets (if any) out of which the obligations are to be settled directly.

The Company recognizes provisions for these benefits as the related rights vest and on the basis of actuarial studies. These amounts are recognized under “Provisions for pensions” in the consolidated statements of financial position on the basis of their expected payment due dates.
Environmental provisions
Provisions for environmental obligations are estimated by analyzing each case separately and observing the relevant legal provisions. The estimate is made on the basis of the information available and a provision is recognized provided that the aforementioned information suggests that it is probable that the loss will arise and can be estimated in a sufficiently reliable manner.

The balance of provisions and disclosures disclosed in Note 15 reflects management’s best estimation of the potential exposure as of the date of preparation of these consolidated financial statements.
4.13 Leases
The Company assesses if a contract is or contains a lease at inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the commencement date.
The estimated lease term by right-of-use asset categories are as follows:
Years of Estimated Useful Life
Leased Land and Buildings	5-50
Leased Plant and Machinery	1-37
The lease liability is initially measured at the present value of the minimum future lease payments, discounted using the interest rate implicit in the lease, or, if not readily determinable, the incremental borrowing rate. Lease payments include fixed payments, variable payments that depend on an index or rate, as well as any extension or purchase options, if the Company is reasonably certain to exercise these options. The lease liability is subsequently measured at amortized cost using the effective interest method and remeasured with a corresponding adjustment to the related right-of-use asset when there is a change in future lease payments.
The right-of-use asset comprises, at inception, the initial lease liability, any initial direct costs and, when applicable, the obligations to refurbish the asset, less any incentives granted by the lessors. The right-of-use asset is subsequently depreciated, on a straight-line basis, over the lease term or, if the lease transfers the ownership of the underlying asset to the Company at the end of the lease term or, if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, over the estimated useful life of the underlying asset. Right-of-use assets are allocated to the respective CGUs also subject to testing for impairment if there is an indicator for impairment.
Variable lease payments not included in the measurement of the lease liabilities are recognized to the consolidated income statements in the period in which the events or conditions which trigger those payments occur.
In the consolidated statements of financial position, right-of-use assets and lease liabilities are classified, respectively, as part of property, plant and equipment and current and current and non-current lease liabilities.
4.14 Current assets and liabilities
In general, assets and liabilities that are expected to be settled or fall due within 12 months from the end of the reporting period are classified as current items and those which fall due or will be settled after more than 12 months are classified as non-current items.
4.15 Income taxes
Income tax expense represents the sum of current tax and deferred tax. Income tax is recognized in the consolidated income statements except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or directly in equity.
The current income tax expense is based on domestic and international statutory income tax rates in the tax jurisdictions where the Company operates related to taxable profit for the period. The taxable profit differs from net profit as reported in the consolidated income statements because it is determined in accordance with the rules established by the applicable tax authorities which includes temporary differences, permanent differences, and available credits and incentives.
The Company’s deferred tax assets and liabilities are provided on temporary differences at the balance sheet date between financial reporting and the tax basis of assets and liabilities, and, then applying the enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized for deductible temporary differences, including the carry-forward of unused tax credits and losses, to the extent that it is probable, that taxable profit will be available against which the deductible temporary difference and carryforwards of unused tax credits and losses can be utilized.
The deferred tax assets and liabilities that have been recognized are reassessed at the end of each closing period to ascertain whether they still exist, and adjustments are made on the basis of the findings of the analyses performed.
Income tax payable is the result of applying the relevant tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.
Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or either the same taxable entity or different taxable entities where there is an intention to settle the current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously.
4.16 Foreign currency transactions
Foreign currency transactions are initially recognized in the functional currency of the subsidiary by applying the exchange rates prevailing at the date of the transaction.
Subsequently, at each reporting date, assets and liabilities denominated in foreign currencies are translated to US dollars at the rates prevailing on that date.
Any exchange differences arising on settlement or translation at the closing rates of monetary items are recognized in the consolidated income statements for the related years.
Note 4.6 details the Company’s accounting policies for derivative financial instruments. Note 29 to these consolidated financial statements details the Company’s financial risk policies.
4.17 Revenue recognition
The Company recognizes sales revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognized reflects the consideration to which the Company is or expects to be entitled in exchange for those goods or services.
In the Company’s electrometallurgy business, revenue is principally generated from the sale of goods, including silicon metal and silicon- and manganese-based specialty alloys. The Company mainly satisfies its performance obligations at a point in time; the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The point in time at which control is transferred to the buyer is determined based on the agreed delivery terms, which follow Incoterms 2020 issued by International Chamber of Commerce.
In most instances, control passes and sales revenue is recognized when the product is delivered to the vessel or vehicle on which it will be transported, the destination port or the customer’s premises. There may be circumstances when judgment is required based on the five indicators of control below.

•
The customer has the significant risks and rewards of ownership and has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the goods or service.

•
The customer has a present obligation to pay in accordance with the terms of the sales contract.

•
The customer has accepted the asset. Sales revenue may be subject to adjustment if the product specification does not conform to the terms specified in the sales contract, but this does not impact the passing of control. Specification adjustments have been immaterial historically.

•
The customer has legal title to the asset. The Company may retain legal title until payment is received but this is for credit risk purposes only.

•
The customer has physical possession of the asset. This indicator may be less important as the customer may obtain control of an asset prior to obtaining physical possession, which may be the case for goods in transit.

Where the Company sells on ‘C’ terms (e.g., Cost, Insurance and Freight “CIF,” Carriage and Insurance Paid to “CIP,” Cost and Freight “CFR” and Carriage Paid to “CPT)”, the Company is responsible (acts as principal) for providing shipping services and, in some instances, insurance after the date at which control of goods passes to the customer at the loading point. The Company, therefore, has separate performance obligations for freight and insurance services that are provided solely to facilitate the sale of the commodities it produces. Revenue attributable to freight and insurance services is not material.
Where the Company sells on ‘D’ terms (e.g., Delivered Duty Paid “DDP”, Delivered at Place “DAP” and Delivered at Terminal “DAT”), the Company arranges and pays for the carriage and retains the risk of the goods until delivery at an agreed destination, where ownership and control is transferred.
Where the Company sells on ‘F’ terms (e.g., Free Carrier “FCA” or Free on Board “FOB”), the customer arranges and pays for the main transportation. Risk and control are transferred to the customer when the goods are handed to the carrier engaged by the customer.
The Company’s products are sold to customers under contracts which vary in tenure and pricing mechanisms. The majority of pricing terms are either fixed or index-based for monthly, quarterly or annual periods, with a smaller proportion of volumes being sold on the spot market.
Within each sales contract, each unit of product shipped is a separate performance obligation. Revenue is generally recognized at the contracted price as this reflects the stand-alone selling price. Sales revenue excludes any applicable sales taxes.
4.18 Expense recognition
Expenses are recognized on an accrual basis. An expense is recognized in the consolidated income statements when there is a decrease in the future economic benefits related to a reduction of an asset, or an increase in a liability, which can be measured reliably. This means that an expense is recognized simultaneously with the recognition of the increase in a liability or the reduction of an asset. Additionally, an expense is recognized immediately in the consolidated income statements when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met. Also, an expense is recognized when a liability is incurred and no asset is recognized, as in the case of a liability relating to a guarantee.
4.19 Grants
The Company periodically receives government grants to support operations. Grants are recorded at their fair value in the consolidated income statements within “Other operating income” when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. Otherwise, they are recorded as other liabilities. To the extent required, grants are deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. The deferred portion of grants are presented in “deferred income” in the consolidated statements of financial position.
When the grant relates to compensations for the indirect carbon dioxide emissions costs included in the energy bills, the income is recorded in “Raw Materials and energy consumption for production” in the consolidated income statements and the uncollected portion of the grant is presented in “other receivables” in the consolidated statements of financial position.
4.20 Termination benefits
Under current labor legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The cost of providing employee benefits is recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable.
4.21 Carbon dioxide emission allowances
The Company recognizes carbon dioxide emission allowances received, whether allocated by government or purchased, as intangible assets. The intangible asset is initially measured and recognized on the date of acquisition at fair value, being the consideration paid (if purchased on the open market) or the current market value (if granted for less than fair value).
When allowances are granted for less than fair value, the difference between the fair value and the nominal amount paid is recognized as a government grant. The grant is initially recognized as deferred income in the consolidated statements of financial position and subsequently recognized as “Other operating income” on a systematic basis on the proportion of the carbon dioxide emitted over total carbon dioxide expected to be emitted for the compliance period on the consolidated income statements. In the case that a better estimate of the expected carbon dioxide emissions for the compliance period is available, the deferred income to be recognized in the consolidated statements of financial position is adjusted prospectively.
As the Company emits carbon dioxide, it recognizes a provision for its obligation to deliver the carbon dioxide allowances at the end of the compliance period. The provision is remeasured and recorded as an expense at the end of each reporting period at historical cost for the emission rights (allowances) received and at acquisition cost for the carbon dioxide purchased and at fair value for the carbon dioxide pending to be purchased.
Intangible assets recognized for emissions allowances are not amortized and remain valued at historical cost until either sold or surrendered in satisfaction of the Company’s obligation to deliver the allowances to the relevant authority.
Sale of emission rights
When the Company has determined to sell its emission rights, the emission rights sold would be derecognized from the consolidated statements of financial position against the cash received. In those cases, where the price per emission right is different to the fair value per emission right at the time they were granted, a gain or a loss on the disposal of assets will be recognized. The deferred income originally recognized for the free emission rights granted at the beginning of the compliance period that still remain in the consolidated statements of financial position at the time of sale will be derecognized.
4.22 Share-based compensation
The Company operates a share-based compensation plan with certain equity and cash-settlement options. The Company recognizes share-based compensation expense based on the estimated grant date fair value of share-based awards using Stochastic and Black-Scholes option pricing model. Prior to vesting, cumulative compensation cost equals the proportionate amount of the award earned to date. The Company has elected to treat each award as a single award and recognize compensation cost on a straight-line basis over the requisite service period of the entire award. If the terms of an award are modified in a manner that affects both the fair value and vesting of the award, the total amount of remaining unrecognized compensation cost (based on the grant-date fair value) and the incremental fair value of the modified award are recognized over the amended vesting period. The Company´s liability for cash-settled awards is immaterial.
4.23 Other income
Interest income is recognized as the interest accrues using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.
Dividend income from investments is recognized when the shareholders’ right to receive the payment is established.
4.24 Consolidated statements of cash flows
The following terms are used in the consolidated statements of cash flows, prepared using the indirect method, with the meanings specified as follows:
1.
Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

2.
Operating activities: activities constituting the object of the subsidiaries forming part of the consolidated Company and other activities that are not investing or financing activities.

3.
Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

4.
Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating or investing activities. Interest payments and principal payments are presented separately.

5.   Segment reporting
The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”) since the role encompasses authority over resource allocation decisions and performance assessment, mainly analyzing performance from the production obtained in the operations. The Company has identified 10 operating segments:
•
Canada – Silicon Metals

•
Canada – Silicon Alloys

•
U.S. – Silicon Metals

•
U.S. – Silicon Alloys

•
Europe – Manganese Alloys

•
Europe – Silicon Metals

•
Europe – Silicon Alloys

•
South Africa – Silicon Metals

•
South Africa – Silicon Alloys; and

•
Other segments

The operating segments described above are those components whose operating results are regularly reviewed by the entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. This is due to the integrated operations within each region and product family and the ability to reallocate production based on the individual capacity of each plant. Additionally, economic factors that may impact our results of operations, such as currency fluctuations and energy costs, are also assessed at a regional and product level.
The Company’s North America- Silicon Metal and North America – Silicon Alloys reportable segments are the result of the aggregation of the operating segments of the United States and Canada Silicon Metals and the operating segments of the United States and Canada Silicon Alloys. These operating segments have been aggregated as they have similar long-term economic characteristics and there is similarity of competitive and operating risks and the political environment in the United States and Canada. The Europe – Silicon Metals, the Europe – Silicon Alloys, the Europe – Manganese, the South Africa – Silicon Metals and South Africa – Silicon Alloys reportable segments are equal to each related Operating segment.
All other segments that do not meet the quantitative threshold for separate reporting and are deemed to have similar economic characteristics have been grouped as “Other segments”, which mainly includes holding entities in the United Kingdom and Ferroglobe Advanced Material, a Spanish subsidiary.
The consolidated income statements as of December 31, 2024, 2023 and 2022, respectively, by reportable segment, are as follows:
	2024
	North America Silicon Metal US$’000	North America Silicon Alloys US$’000	Europe Manganese US$’000	Europe Silicon Metal US$’000	Europe Silicon Alloys US$’000	South Africa Silicon Metal US$’000	South Africa Silicon Alloys US$’000	Other segments US$’000	Adjustments/ Eliminations(*) US$’000	Total US$’000
Sales	386,429	279,806	367,498	393,278	181,702	67,944	91,021	43,001	(166,740)	1,643,939
Raw materials	(196,522)	(134,153)	(230,727)	(210,391)	(147,642)	(37,452)	(41,599)	(25,133)	167,797	(855,822)
Energy consumption for production	(71,025)	(29,051)	(21,924)	4,373	7,699	(22,786)	(34,820)	(3,774)	—	(171,308)
Other operating income	10,987	134	24,902	46,241	5,967	65	83	44,978	(48,979)	84,378
Staff costs	(57,992)	(43,342)	(31,355)	(71,647)	(23,613)	(6,270)	(9,978)	(35,667)	—	(279,864)
Other operating expense	(34,497)	(29,340)	(77,607)	(84,209)	(24,284)	(7,502)	(5,394)	(50,271)	47,922	(265,182)
Depreciation and amortization charges	(25,632)	(17,209)	(6,550)	(11,458)	(3,692)	(2,863)	(4,622)	(3,437)	—	(75,463)
Impairment (loss) gain	(17,962)	—	(2,629)	—	(3,646)	(12,953)	—	(5,862)	—	(43,052)
Other (loss) gain	(892)	(43)	—	155	68	—	(6)	1,273	—	555
Operating (loss) profit	(7,106)	26,802	21,608	66,342	(7,441)	(21,817)	(5,315)	(34,892)	—	38,181

(*)
The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2023
	North America Silicon Metal US$’000	North America Silicon Alloys US$’000	Europe Manganese US$’000	Europe Silicon Metal US$’000	Europe Silicon Alloys US$’000	South Africa Silicon Metal US$’000	South Africa Silicon Alloys US$’000	Other segments US$’000	Adjustments/ Eliminations(*) US$’000	Total US$’000
Sales	505,472	283,180	277,508	307,230	216,465	50,071	109,684	54,921	(154,497)	1,650,034
Raw materials	(240,482)	(137,307)	(226,463)	(206,727)	(160,780)	(16,401)	(45,491)	(30,391)	156,105	(907,937)
Energy consumption for production	(72,680)	(27,886)	42,624	103,423	52,371	(27,602)	(36,710)	(4,889)	—	28,651
Other operating income	6,605	3,896	36,628	40,321	21,149	594	(142)	50,655	(58,714)	100,992
Staff costs	(67,160)	(37,744)	(28,326)	(79,114)	(42,069)	(5,007)	(10,412)	(36,027)	—	(305,859)
Other operating expense	(44,304)	(26,840)	(69,897)	(71,632)	(44,132)	(11,223)	(10,718)	(48,309)	56,965	(270,090)
Depreciation and amortization charges	(32,313)	(15,183)	(7,835)	(6,325)	(3,005)	(1,840)	(4,056)	(2,975)	—	(73,532)
Impairment (loss) gain	(21,008)	—	(1,571)	—	(3,619)	478	—	430	—	(25,290)
Other (loss) gain	(71)	(115)	1	79	47	—	—	30	—	(29)
Operating (loss) profit	34,059	42,001	22,669	87,255	36,427	(10,930)	2,155	(16,555)	(141)	196,940

(*)
The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2022
	North America Silicon Metal US$’000	North America Silicon Alloys US$’000	Europe Manganese US$’000	Europe Silicon Metal US$’000	Europe Silicon Alloys US$’000	South Africa Silicon Metal US$’000	South Africa Silicon Alloys US$’000	Other segments US$’000	Adjustments/ Eliminations(*) US$’000	Total US$’000
Sales	671,290	339,414	701,140	536,753	259,419	17,337	122,262	81,560	(131,259)	2,597,916
Raw materials	(218,880)	(52,743)	(458,441)	(158,084)	(130,500)	(9,105)	(31,839)	(34,284)	133,008	(960,868)
Energy consumption for production	(86,665)	(15,747)	(82,593)	(83,852)	(9,187)	(165)	(33,534)	(12,475)	—	(324,218)
Other operating income	6,464	122	42,882	76,255	23,622	156	66	59,840	(62,051)	147,356
Staff costs	(61,378)	(41,923)	(28,996)	(81,175)	(50,467)	(1,736)	(11,652)	(37,483)	—	(314,810)
Other operating expense	(33,708)	(37,859)	(111,741)	(99,513)	(33,265)	(2,649)	(13,193)	(74,626)	60,302	(346,252)
Depreciation and amortization charges	(33,708)	(15,135)	(13,005)	(4,605)	(8,086)	(748)	(5,278)	(994)	—	(81,559)
Impairment (loss) gain	—	—	(33,222)	—	(26,028)	5,357	2,408	(5,514)	—	(56,999)
Other (loss) gain	(522)	(126)	(178)	230	82	—	—	495	—	(19)
Operating (loss) profit	242,893	176,003	15,846	186,009	25,590	8,447	29,240	(23,481)	—	660,547

(*)
The amounts correspond to transactions between segments that are eliminated in the consolidation process.

Other disclosures
Sales by product line
Sales by major product line are as follows:
	Year Ended December 31,
	2024 US$’000	2023 US$’000	2022 US$’000
Silicon metal	726,650	722,226	1,116,193
Manganese-based alloys	332,845	259,197	525,483
Ferrosilicon	272,386	330,946	561,539
Other silicon-based alloys	131,744	159,441	192,409
Silica fume	31,323	33,804	32,290
Other	148,991	144,420	170,002
Total	1,643,939	1,650,034	2,597,916
Information about major customers
Total sales of $921,029 thousand, $840,705 thousand, and $1,322,724 thousand were attributable to the Company’s top 10 customers in 2024, 2023, and 2022 respectively. During 2024, 2023, and 2022, sales corresponding to its largest customer, Dow Silicones Corporation, represented 16.8%, 17.0% and 16.8%, respectively of the Company’s sales. Sales to Dow Silicones Corporation are included partially in the North America—Silicon Metal segment and partially in the Europe—Silicon Metal segment. Trade receivables from Dow Silicones Corporation as of December 31, 2024 and 2023 are $28,109 thousand and $29,161 thousand, respectively.

Non-current assets by geographical area
Non-current assets, other than financial instruments, deferred tax assets, post-employment benefit assets and rights arising under insurance contracts, by geographical area are as follows:
	Year ended December 31,
	2024 US$’000	2023 US$’000
United Kingdom	338	462
United States of America	241,325	213,663
Europe
Spain	132,385	151,200
France	131,479	151,880
Other European Countries	7,968	57,739
Total non-current assets in Europe	271,832	360,819
Rest of the World	115,024	138,105
Total	628,519	713,049
6.   Goodwill
Changes in the carrying amount of goodwill during the years ended December 31, 2024 and 2023, are as follows:
	January 1, 2023 US$’000	Impairment (Note 27.8) US$’000	December 31, 2023 US$’000	Impairment (Note 27.8) US$’000	December 31, 2024 US$’000
U.S. Silicon Metal cash generating units	17,230	—	17,230	(15,483)	1,747
U.S. Silicon Based Alloys cash generating units	12,472	—	12,472	—	12,472
Total	29,702	—	29,702	(15,483)	14,219
For the years ended December 31, 2024 and 2023, in connection with our annual goodwill impairment test, the Company recorded an impairment charge of $15,483 thousand in our U.S Silicon Metal CGU group.
Goodwill is allocated to its respective CGUs and tested annually for impairment. The Company has determined that the lowest level within the Company that goodwill is monitored for internal management purposes comprises four individual US CGUs aggregated into two groups of CGUs for review. In accordance with the requirements of IAS 36, an impairment loss is recorded when the recoverable amount is below the carrying amount of the net assets of a CGU or group of CGUs (including the goodwill allocated to it). A CGU’s or group of CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. As of December 31, 2024 and 2023, the recoverable amount for all groups of cash-generating units to which goodwill has been allocated has been determined based on value in use.
Of the individual CGUs which comprise the U.S. Silicon Metal CGU group, the Company’s Alloy facility declined in value in 2024, negatively impacting the recoverable amount of the U.S. Silicon Metal CGU group. We also previously recorded a full impairment charge for our Selma facility as of December 31, 2023, which is also included within the U.S. Silicon Metal CGU group. See more details in Note 8.
Key assumptions used in the determination of recoverable value
Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. markets impact the future projected cash flows used in our impairment analysis. Our approach in determining the recoverable amount uses a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions of which the key assumptions used for estimating cash flow projections are the discount rate, the long-term growth rate and forecasted EBITDA margins for the subsequent five-year period (2025-2029) and perpetuity beyond the final year.
Management makes estimates, assumptions and judgements on uncertain matters. For each group of cash-generating units to which goodwill has been allocated, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:
	2024	2023
U.S. Silicon Metals	U.S.	U.S.
Pre-tax discount rate	13.9%	14.1%
Long-term growth rate	2.3%	2.3%
Forecasted EBITDA margins	(2%)-26%	4%-47%
	2024	2023
U.S. Silicon Based Alloys	U.S.	U.S.
Pre-tax discount rate	13.9%	14.1%
Long-term growth rate	2.3%	2.3%
Forecasted EBITDA margins	5%-32%	21%-40%
Discount rate
The discount rate, applied to discount the related cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and cost of debt according to the finance structure determined for each group of CGUs.
This rate is calculated using the capital asset pricing model (CAPM), which considers the asset’s systemic risk, and the impact of those risks not already considered on cash flows, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset, constantly monitoring the fluctuations of the financial markets.
The main underlying data used in these calculations are obtained from independent and renowned external information sources.
Long-term growth rate
Cash flow projections from the terminal year are calculated using an expected constant growth rate (g), considering projected CPI data collected from a variety of third party, external sources.
Forecasted EBITDA margins
Forecasted EBITDA margins are the projection of EBITDA divided by sales over the forecast period. EBITDA is defined as net profit (loss) attributable to the parent, adjusted by (i) profit (loss) attributable to non-controlling interest; (ii) income tax (benefit) expense; (iii) net finance expense; and (iv) depreciation and amortization charges.
For forecasted EBITDA margins, the Company determines its projected sales and cost of sales through a combination of analysis of prior year actuals and budgeted pricing and volumes. Where applicable, the Company relies on third party sources to derive key inputs. Internally, the Company reviews contracted amounts as well as forecasts. Finally, corporate overheads are allocated using an internal key based on projected volumes.
These assumptions have been used in the impairment test for each of the two groups of cash-generating units to which goodwill has been allocated.

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of CGU groups identified for impairment testing and the criteria used to determine which assets should be aggregated. Changes in our business activities or structure may also result in additional changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired.
Sensitivity to changes in assumptions
Changing management’s assumptions could affect the evaluation of the value in use of our groups of cash-generating units and, therefore, the impairment result. As of December 31, 2024 there is an impairment loss of $15,483 thousand that the Company recorded in our U.S. Silicon Metal CGU group and $173,870 thousand of headroom between the carrying value of our U.S. Silicon based Alloys CGU group including goodwill and its recoverable value.
The sensitivity analysis revealed that no reasonable possible changes in any of the key assumptions would result in a material adjustment to the impairment loss recorded in our U.S. Silicon Metal CGU group as of December 31, 2024. Additionally, no reasonably possible changes in any of the key assumptions would result in the carrying amount of the U.S. Silicon Based Alloys CGU group exceeding its recoverable amount as of December 31, 2024.
7.   Intangible assets
Changes in the carrying amount of intangible assets during the years ended December 31 are as follows:
	For the year ended 31 December 2024
	Development Expenditure US$’000	Power Supply Agreements US$’000	Rights of Use US$’000	Computer Software US$’000	Greenhouse gasses (Co2) US$’000	Other Intangible Assets US$’000	Total US$’000
Acquisition cost:
Balance at January 1, 2024	53,590	37,836	13,329	10,396	128,176	7,380	250,707
Additions	664	—	—	2,750	60,326	—	63,740
Disposals	—	—	—	—	(90,112)	—	(90,112)
Transfers from/(to) other accounts	328	—	(31)	—	—	(297)	—
Exchange differences	(3,361)	—	(193)	(389)	(7,827)	(173)	(11,943)
Balance at December 31, 2024	51,221	37,836	13,105	12,757	90,563	6,910	212,392
Accumulated depreciation (Note 27.6):
Balance at January 1, 2024	(36,353)	(37,836)	(12,142)	(5,076)	—	(4,679)	(96,086)
Depreciation and amortization for the period	(229)	—	—	(27)	—	(218)	(474)
Exchange differences	2,158	—	146	89	—	97	2,490
Balance at December 31, 2024	(34,424)	(37,836)	(11,996)	(5,014)	—	(4,800)	(94,070)
Impairment (Note 27.8):
Balance at January 1, 2024	(13,991)	—	(1,187)	—	—	(1,098)	(16,276)
Impairment losses for the period	—	—	—	—	—	—	—
Exchange differences	983	—	78	—	—	(12)	1,049
Balance at December 31, 2024	(13,008)	—	(1,109)	—	—	(1,110)	(15,227)
Carrying amount at December 31, 2024	3,789	—	—	7,743	90,563	1,000	103,095

	For the year ended 31 December 2023
	Development Expenditure US$’000	Power Supply Agreements US$’000	Rights of Use US$’000	Computer Software US$’000	Greenhouse gasses (Co2) US$’000	Other Intangible Assets US$’000	Total US$’000
Acquisition cost:
Balance at January 1, 2023	49,694	37,836	13,239	5,530	107,770	8,134	222,203
Additions	1,210	—	—	3,273	113,101	—	117,584
Disposals	—	—	—	—	(96,451)	—	(96,451)
Transfers from/(to) other accounts	825	—	—	1,489		(396)	1,918
Exchange differences	1,861	—	90	104	3,756	(358)	5,453
Balance at December 31, 2023	53,590	37,836	13,329	10,396	128,176	7,380	250,707
Accumulated depreciation (Note 27.6):
Balance at January 1, 2023	(35,126)	(37,836)	(12,054)	(4,623)	—	(4,670)	(94,309)
Depreciation and amortization for the period	(21)	—	—	(427)	—	(215)	(663)
Disposals	82	—	—		—	—	82
Transfers from/(to) other accounts	(26)	—	—		—	—	(26)
Exchange differences	(1,262)	—	(88)	(26)	—	206	(1,170)
Balance at December 31, 2023	(36,353)	(37,836)	(12,142)	(5,076)	—	(4,679)	(96,086)
Impairment (Note 27.8):
Balance at January 1, 2023	(13,715)	—	(1,148)	—	—	(1,234)	(16,097)
Transfers from/(to) other accounts	261	—	—	—	—	—	261
Exchange differences	(537)	—	(39)	—	—	136	(440)
Balance at December 31, 2023	(13,991)	—	(1,187)	—	—	(1,098)	(16,276)
Carrying amount at December 31, 2023	3,246	—	—	5,320	128,176	1,603	138,345
Development expenditures: For the year ended, the Company invested $664 thousand in Research and Development (R&D) projects ($1,210 thousand in 2023).
Computer software: For the years ended December 31, 2024 and 2023, the Company invested $2,750 thousand and $3,273 thousand in the development of new IT systems and cybersecurity, respectively.
Greenhouse gas rights: As of December 31, 2024 and 2023, greenhouse gas rights primarily relate to the acquisition, use and expiration of rights held to emit greenhouse gasses by certain European and Canadian subsidiaries (see Note 4.21). For the year ended December 31, 2024 and 2023, the Company did not purchase or sell rights to emit greenhouse gasses, respectively. The additions relate to allowances granted.
As of December 31, 2024 and 2023, the Company has certain intangible assets related to rights held to emit greenhouse gasses pledged as collateral for other financial liabilities (see Note 20).
As of December 31, 2023, the Company had certain intangible assets related to rights held to emit greenhouse gasses pledged as collateral for debt instruments (see Note 19).

8.   Property, plant and equipment
Property, plant and equipment, net of the related accumulated depreciation and impairment, as of December 31, 2024 and 2023 is as follows:
	For the year ended 31 December 2024
	Land and Buildings US$’000	Plant and Machinery US$’000	Other Fixtures, Tools and Furniture US$’000	Property, Plant and Equipment in the Course of Construction US$’000	Mineral Reserves US$’000	Other Items of Property, Plant and Equipment US$’000	Other Items of Leased Land and Buildings US$’000	Other Items of Leased Plant and machinery US$’000	Total US$’000
Acquisition cost:
Balance at January 1, 2024	181,037	1,197,462	7,205	145,206	67,091	33,706	26,071	41,314	1,699,092
Additions	65	3,415	5,693	76,097	—	150	3,850	13,201	102,471
Disposals and other	(97)	(28,173)	(993)	—	—	—	(267)	(4,579)	(34,109)
Transfers from/(to) other accounts	51,924	87,623	6,369	(148,021)	2,700	(3,813)	—	3,218	—
Exchange differences	(6,881)	(45,916)	(797)	(7,250)	(77)	(331)	(1,218)	(1,630)	(64,100)
Balance at December 31, 2024	226,048	1,214,411	17,477	66,032	69,714	29,712	28,436	51,524	1,703,354
Accumulated depreciation (Note 27.6):
Balance at January 1, 2024	(119,009)	(821,272)	(1,149)	—	(2,840)	(10,317)	(12,296)	(30,244)	(997,127)
Depreciation and amortization for the period	(3,003)	(60,411)	(389)	—	(211)	(182)	(2,582)	(8,211)	(74,989)
Disposals and other	101	25,847	165	—	—	—	267	4,579	30,959
Transfers from/(to) other accounts	(15,742)	20,285	(4,981)	—	—	—	—	438	—
Exchange differences	4,486	33,987	361	—	—	353	529	1,234	40,950
Balance at December 31, 2024	(133,167)	(801,564)	(5,993)	—	(3,051)	(10,146)	(14,082)	(32,204)	(1,000,207)
Impairment (Note 27.8):
Balance at January 1, 2024	(22,680)	(77,617)	(2,752)	(78,150)	—	(18,542)	(827)	—	(200,568)
Impairment losses for the period	(888)	(18,105)	(1,352)	(3,784)	—	—	—	(811)	(24,940)
Disposals and other	—	1,342	—	—	—	—	—	—	1,342
Transfers from/(to) other accounts	(11,166)	(45,529)	877	55,817	—	—	—	—	—
Exchange differences	415	3,418	299	4,047	—	6	—	30	8,215
Balance at December 31, 2024	(34,319)	(136,491)	(2,928)	(22,070)	—	(18,536)	(827)	(781)	(215,951)
Carrying amount at December 31, 2024	58,562	276,356	8,556	43,962	66,663	1,030	13,527	18,539	487,196

	For the year ended 31 December 2023
	Land and Buildings US$’000	Plant and Machinery US$’000	Other Fixtures, Tools and Furniture US$’000	Property, Plant and Equipment in the Course of Construction US$’000	Mineral Reserves US$’000	Other Items of Property, Plant and Equipment US$’000	Other Items of Leased Land and Buildings US$’000	Other Items of Leased Plant and machinery US$’000	Total US$’000
Acquisition cost:
Balance at January 1, 2023	175,490	1,122,855	8,690	133,073	58,804	34,207	21,245	31,358	1,585,722
Additions	2,886	11,263	118	81,457	8,550	—	4,660	9,623	118,557
Disposals and other	(1,743)	(19,621)	(1,051)	(128)	—	—	(470)	(766)	(23,779)
Transfers from/(to) other accounts	1,289	69,560	(376)	(73,312)	—	61	2	767	(2,009)
Exchange differences	3,115	13,405	(176)	4,116	(263)	(562)	634	332	20,601
Balance at December 31, 2024	181,037	1,197,462	7,205	145,206	67,091	33,706	26,071	41,314	1,699,092
Accumulated depreciation (Note 27.6):
Balance at January 1, 2023	(114,388)	(759.015)	(1,869)		(2,710)	(10,348)	(9,481)	(25,141)	(922,952)
Depreciation and amortization for the period	(2,562)	(60,457)	(428)	—	(130)	(47)	(2,713)	(6,532)	(72,869)
Disposals and other	390	10,044	705	—	—	—	197	1,634	12,970
Transfers from/(to) other accounts	49	(40)	(9)	—	—	—	—	—	—
Exchange differences	(2,498)	(11,804)	452	—	—	78	(299)	(205)	(14,276)
Balance at December 31, 2023	(119,009)	(821,272)	(1,149)	—	(2,840)	(10,317)	(12,296)	(30,244)	(997,127)
Impairment (Note 27.8):
Balance at January 1, 2023	(23,448)	(58,060)	(2,812)	(72,402)	—	(18,544)	(1,256)	—	(176,522)
Impairment losses for the period	(500)	(21,493)	(33)	(3,742)	—	—	—	—	(25,768)
Disposals and other	1,376	3,118	46		—	—	429	—	4,969
Transfers from/(to) other accounts	(6)	(622)	—	484	—	—	—	—	(144)
Exchange differences	(102)	(560)	47	(2,490)	—	2	—	—	(3,103)
Balance at December 31, 2023	(22,680)	(77,617)	(2,752)	(78,150)	—	(18,542)	(827)	—	(200,568)
Carrying amount at December 31, 2023	39,348	298,573	3,304	67,056	64,251	4,847	12,948	11,070	501,396
For the years ended December 31, 2024 and 2023, the Company invested $102,471 thousand and $118,557 thousand in its property, plant equipment, respectively. This was predominantly led by investments as follows:
Property, plant and equipment in the course of construction: For the years ended December 31, 2024 and 2023, the Company invested $76,097 thousand and $81,457 thousand in capital expenditure, respectively, focused on productivity and efficiency improvements.
Other additions: The Company acquired a high purity quartz mine in Q4 2023. Of the $11,000 thousand purchase price, the Company allocated $2,700 thousand to land and buildings and $8,550 thousand to the mineral reserves acquisition. The Company determined that the acquisition of the high purity quartz mine did not qualify as a business combination in accordance with IFRS 3 and therefore was accounted for as an asset acquisition.
Impairment considerations:
The Company defines its CGUs for impairment testing of its property, plant and equipment to be at the individual plant or mine level. The Company deems this level to be the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets. As of December 31, 2024 and 2023, all cash-generating units were assessed for indicators of potential impairment.
As of December 31, 2024, the Company identified impairment indicators for our Puertollano, Dunkirk, Pierrefiette, Emalahleni, Polokwane and Alloy CGUs.
We engaged valuation specialists to determine the recoverable amount of our Puertollano CGU, with a pre-impairment carrying value of $26,870 thousand inclusive of the real estate and industrial products using the fair value less costs to dispose methodology. The Company determined based on the operational plan for Puertollano as of December 31, 2024, that the fair value less costs of disposal method yielded a higher recoverable value than a value in use calculation due to the limited forecasted production in the upcoming 5-year forecasted period. The Company determines the valuation of these assets to fall within Level 2 of the fair value hierarchy due to the other-than-quoted observable inputs used in the valuation.
In determining the fair value of the real estate, the valuation was undertaken based on a collation and analysis of appropriate comparable transactions, together with evidence of demand within the vicinity of the property. These transactions served as the basis for the analysis of the real estate, considering size, location, aspect and other material factors. The Company applied an immaterial estimate for the costs to dispose.
In determining the recoverable value of the industrial equipment, the valuation was undertaken in various stages. The Company began by estimating the replacement cost if new using an indirect costing method. The Company then accounted for any loss in value due to general deterioration in condition, inherent inefficiencies and other external influences. Any reduction in value results from a combination of factors that may include physical deterioration, functional obsolescence and economic obsolescence. The Company also considered comparable transactions for similar equipment and ultimately applied an estimate for costs to dispose ranging from 15%-100% based on the asset category.
The recoverable value of the real estate and industrial products was determined to be $21,058 thousand, which is less than their carrying value considering their current state and projected use. The Company recorded an impairment loss of $5,812 thousand as a result.
The recoverable amounts for our Dunkirk, Pierrefiette, Emalahleni, Polokwane and Alloy CGUs were determined based on their respective values in use. As of December 31, 2024, the Company’s Pierrefiette, Polokwane and Emalahleni recoverable values were not sensitive to changes in the underlying assumptions. For Pierrefiette and Emalahleni, if their respective recoverable values were to fall by 10%, there would still remain sufficient headroom in each CGU.
Full impairment was recorded for our Polokwane CGU. The Company is currently projecting to temporarily idle this facility in 2025 and potentially beyond due to local production costs.
For our Dunkirk CGU, our current agreement with the EDF, which is under current negotiation for further extension as of December 31, 2024, expires at the end of 2025. The potential loss, however, of these benefits in the forecast period did not result in an impairment of the carrying value. For our Alloy CGU, the Company is projecting increases in local energy expenses in the forecast period, which has resulted in an impairment of $2,479 thousand recorded as of December 31, 2024. Significant assumptions used to estimate the CGUs respective values in use were as follows:
	Pre-Tax Discount Rate	Long-Term Growth Rate	EBITDA Margin(1)
CGU
Dunkirk	14.6%	2.3%	0.7%-19.2%
Alloy	13.6%	2.3%	(3.2%)-23%

(1)
EBITDA Margin is determined as EBITDA divided by sales

Sensitivity to changes in assumptions
Changing management’s assumptions could affect the evaluation of the value in use of our Dunkirk and Alloy CGUs, respectively and, therefore, the impairment result. The following reasonably possible changes to the assumptions used in the impairment test would result in the following changes in recoverable value:
		Excess of recoverable value over carrying value	Sensitivity on discount rate		Sensitivity on long-term growth rate		Sensitivity on EBITDA
	Carrying Value		Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 15%	Increase by 15%
CGU
Dunkirk	18,141	1,896	11,676	(8,911)	1,574	(1,661)	(23,174)	23,174
		Excess of recoverable value over carrying value	Sensitivity on discount rate		Sensitivity on long-term growth rate		Sensitivity on EBITDA
	Carrying Value		Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%
CGU
Alloy	70,574	(2,479)	16,334	(12,761)	760	(806)	(28,191)	28,191
The Company’s approach to the determination of its discount rate, long-term growth rate and EBITDA margins are discussed in Note 6. Specifically for our Dunkirk facility, and in response to internal review of transition risks associated with climate change, the Company increased the sensitivity within forecasted EBITDA margin to include potential impacts from the increase in the cost for greenhouse gas emissions. Specifically, the potential costs to procure emission allowances could increase or the governmental allowances could decrease, reducing forecasted EBITDA margins.
Where applicable, the Company relies on third party sources to derive key inputs. Internally, the Company reviews contracted amounts as well as forecasts. Finally, corporate overheads are allocated using an internal key based on projected volumes.
Impairment considerations for the year ended December 31, 2023:
As of December 31, 2023, we identified indicators of potential impairment in our Puertollano, Sabon, Boo, Selma and Polokwane CGUs.
The recoverable amount for the Puertollano CGU with a carrying value of $30,039 thousand was determined based on the estimated fair value less cost of disposal of real estate based on recent comparable transactions and industrial products based on the replacement cost method considering their current state. If the fair value were to have fallen by 10%, there would still have remained sufficient headroom in the CGU. No reasonably possible changes in individual assumptions used in the valuation would have resulted in a material impairment during the next financial year.
The recoverable amounts for the Sabon, Boo, Selma and Polokwane CGUs were determined based on their respective values in use. As of December 31, 2023, the Company’s Sabon and Boo CGU recoverable values were not sensitive to changes in the underlying assumptions. The Company’s Selma plant was idled and remains so for the foreseeable future and thus the carrying value of its associated assets was fully impaired based on a negative estimated recoverable amount. For the Polokwane CGU, the significant assumptions used to estimate its value in use were as follows: (i) pre-tax discount rate of 23.1%; (ii) EBITDA margin (EBITDA divided by sales) throughout the forecast and long-term growth periods of between 3% and 27%; and (iii) long-term growth rate of 2.3%.
Sensitivity to changes in assumptions
Changing management’s assumptions could have affected the evaluation of the value in use of our Polokwane cash-generating unit and, therefore, the impairment result. As of December 31, 2023 there was $9,213 thousand in headroom between the carrying value of our Polokwane cash generating unit and its recoverable value.

The following reasonably possible changes to the assumptions used in the impairment test led to the following changes in recoverable value, noting that sensitivities in EBITDA could indicate a reduction in carrying value. All other sensitivities retain sufficient headroom:
	Carrying Value	Excess of recoverable value over carrying value	Sensitivity on discount rate		Sensitivity on long-term growth rate		Sensitivity on EBITDA
			Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%
CGU
Polokwane	13,582	9,213	8,955	(7,135)	822	(850)	(15,022)	15,022
The below table details the Company’s impairment/(reversals of impairments) recorded within Impairment (loss) gain in our consolidated income statements for the years ended December 31, 2024 and 2023, respectively:
CGU	Segment	2024 US$’000	2023 US$’000
Selma	Noth America Silicon Metal	—	21,008
Alloy	Noth America Silicon Metal	2,479	—
Boo	Europe Manganese	—	1,570
Cee-Dumbria	Europe Silicon Alloys	3,646	3,619
Polokwane	South Africa Silicon Metal	12,953	—
Puertollano	Other Segments	5,862	—
Others	Other Segments	—	(429)
Total		24,940	25,768
As of December 31, 2024 the accumulated impairment balance primarily relates to full impairments recorded in our Venezuela, Cee-Dumbria, Selma, Mo i Rana, Monzon, and Polokwane cash-generating units, respectively, as well as additional amounts for the partial impairment of Alloy and Puertollano, amongst others.
As of December 31, 2024, and 2023, the Company has property, plant and equipment ($42,227 thousand in 2024 and $50,175 thousand in 2023) pledged as security for other financial liabilities in Spain (see Note 20)
As of December 31, 2023, the Company had property, plant and equipment ($233,837 thousand) pledged as security for debt instruments in Canada, France, Norway and U.S.A (see Note 19).
Commitments
As of December 31, 2024 and 2023, the Company has capital expenditure commitments totaling $9,391 thousand and $16,019 thousand, respectively, primarily related to improvement works at plants.

9.   Financial assets and other receivables
The Company’s financial assets and their classification under IFRS 9 Financial Instruments are as follows:
		2024 classification
	Note	Amortized cost US$’000	Fair value through profit or loss - mandatorily measured US$’000	Fair value through other comprehensive income - designated US$’000	Total US$’000
Other financial assets	9.1	12,929	12,091	293	25,313
Receivables from related parties	25	1,558	—	—	1,558
Trade receivables	9.2	188,816	—	—	188,816
Other receivables	9.2	83,103			83,103
Restricted cash and cash equivalents		298	—	—	298
Cash and cash equivalents		132,973	—	—	132,973
Total financial assets		419,677	12,091	293	432,061
		2023 classification
	Note	Amortized cost US$’000	Fair value through profit or loss - mandatorily measured US$’000	Fair value through other comprehensive income - designated US$’000	Total US$’000
Other financial assets	9.1	12,992	1,080	5,722	19,794
Receivables from related parties	25	4,430	—	—	4,430
Trade receivables	9.2	220,330	—	—	220,330
Other receivables	9.2	89,913			89,913
Restricted cash and cash equivalents		1,179	—	—	1,179
Cash and cash equivalents		136,470	—	—	136,470
Total financial assets		465,314	1,080	5,722	472,116
Restrictions on the use of group assets
As of the year ended December 31, 2024 and 2023, Cash and cash equivalents and restricted cash and cash equivalents comprise the following:
	2024 US$’000	2023 US$’000
Cash and cash equivalents	132,973	136,470
Restricted cash and cash equivalents presented as Cash	298	1,179
Total	133,271	137,649
The Company also has certain restrictions in the partnerships with Dow as of December 31, 2024 and 2023.

9.1   Other financial assets
As of December 31, 2024, other financial assets comprise the following:
	2024
	Non- Current US$’000	Current US$’000	Total US$’000
Other financial assets held with third parties:
Other financial assets at amortized cost	12,929	—	12,929
Equity securities	1,815	—	1,815
Financial investments	—	5,500	5,500
Derivatives not designated as hedging instruments (Note 21)	4,707	69	4,776
Derivatives designated as hedging instruments (Note 21)	293		293
Total	19,744	5,569	25,313
As of December 31, 2023, other financial assets comprise the following:
	2023
	Non- Current US$’000	Current US$’000	Total US$’000
Other financial assets held with third parties:
Other financial assets at amortized cost	12,992	—	12,992
Equity securities	1,078	2	1,080
Derivatives designated as hedging instruments (Note 21)	5,722	—	5,722
Total	19,792	2	19,794
Other financial assets at amortized cost
Other financial assets at amortized cost comprise the investment fund of $9,909 thousand in Selma Globe Investment Fund, LLC as a result of the NMTC Program. The reactivation of the plant in Selma, Alabama, in 2022 resulted in the Company being granted a $13,230 thousand allocation by the end of fiscal year 2022 under the NMTC Program (See Note 17). This allocation was subscribed by Ferroglobe U.S.A Metallurgical, Inc. as owner of the plant and United Bank as investor and beneficiary of the tax credit resulting from this grant.
Other financial assets at amortized cost also comprise deposits given to the French government by Ferroglobe France ($3,054 thousand in 2024 and $3,024 thousand in 2023), a Ferroglobe subsidiary, in respect of effort de construction. The law in France requires employers and companies of a certain size to invest a portion of their budgets in the construction or renovation of housing (including through direct investment, providing mortgages, and other) every year. In this case, the mandatory contributions are made in the form of a loan, to be returned by the French government in twenty years.
The carrying amount of other financial assets at amortized cost is considered to approximate their fair value.
Financial investments
The Company’s $5,500 thousand financial investment relates to the fair value of its investment in Coreshell, a U.S.-based startup developing nanocoating solutions for silicon-dominant anodes.

9.2   Trade and other receivables
Trade and other receivables comprise the following at December 31:
	2024 US$’000	2023 US$’000
Trade receivables	191,560	223,236
Less – allowance for doubtful debts	(2,744)	(2,906)
Total trade receivables	188,816	220,330
Tax receivables	18,331	26,779
Government grant receivables	62,586	62,417
Other receivables	2,186	717
Total other receivables	83,103	89,913
The trade and other receivables disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.
The changes in the allowance for doubtful debts during 2024 and 2023 were as follows:
Allowance US$’000
Balance at January 1, 2023	1,187
Impairment losses recognized	1,970
Collection of previously impaired balances	(300)
Exchange differences	49
Balance at December 31, 2023	2,906
Impairment losses recognized	475
Collection of previously impaired balances	(519)
Exchange differences	(118)
Balance at December 31, 2024	2,744
Factoring of trade receivables
In October 2020, the Company signed a factoring agreement with a financial institution to anticipate the collection of receivables issued by the Company’s European subsidiaries with the following main terms:
•
maximum cash consideration advanced is up to €60,000 thousand;

•
overcollateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;

•
a 0.18% to 0.25% fee charge on total invoices and credit notes sold to the Agent; and

•
a financing commission set at EURIBOR 3 months plus 1% charged on the drawdowns;

Other conditions are set in relation to credit insurance policy which has been structured in an excess of loss policy where the first €5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.
For the year ended December 31, 2024, the factoring agreement provided upfront cash consideration of $427,772 thousand ($431,274 thousand in 2023). The Company has repaid $420,873 thousand

($454,576 thousand in 2023), recognizing bank borrowing debt of $35,059 thousand as of December 31, 2024 (2023: $30,683 thousand). See Note 17.
As of December 31, 2024, the Company held $41,272 thousand of trade and other receivables recognized in the consolidated statements of financial position in respect of factoring agreements ($35,504 thousand at December 31, 2023). Finance costs incurred during the year ended December 31, 2024, amounted to $3,344 thousand ($2,568 thousand at December 31, 2023) recognized as “Finance costs” in the consolidated income statements.
The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk, so the conclusion is that the derecognition criteria is not met and therefore, the trade receivables sold are not derecognized from the balance sheet and an obligation is recognized as bank borrowings for the amount of cash advanced by the Leasing and Factoring Agent. The amount repayable under the factoring agreements is presented as on-balance sheet factoring and the debt assigned to factoring is shown as bank borrowings.
Other agreements
In February 2022, the Company signed a without recourse factoring agreement with Bankinter offering the possibility to sell the receivables corresponding to eleven pre-approved customers by the bank and its credit insurer. Receivables are pre-financed at 100% of their face value.
The main characteristics of this program are the following:
•
maximum cash consideration advanced is up to €30,000 thousand;

•
a 0.25% fee of the receivables face values;

•
a cost of financing at 12-month Euribor plus 1%;

•
a closing fee of 0.25% of the financing; and

•
an annual renewal fee of 0.25% of the financing.

The Company has concluded that we have not retained nor transferred substantially all of the risks and rewards but have transferred control of the receivables, and therefore the derecognition criteria is met and the trade receivables sold have been derecognized from the balance sheet.
Government grants receivables
The Company has been awarded a compensation for the indirect carbon dioxide emissions costs included in its energy bills in certain European entities.
For the year ended December 31, 2024, the Company recognized $82,553 thousand of income (2023: $84,047 thousand) related to these compensations. The amount was deducted against the related expense in “Raw Materials and energy consumption for production” in the consolidated income statements. The Company has no unfulfilled conditions in relation to government grants, but certain grants would be repayable if the Company were to substantially curtail production or employment at certain plants.
10.   Inventories
Inventories comprise the following at December 31:
	2024 US$’000	2023 US$’000
Finished goods	167,225	162,962
Raw materials in progress and industrial supplies	141,998	182,612
Other inventories	37,916	38,267
Total	347,139	383,841

For the year ended December 31, 2024, the Company recognized an expense for the write-down of inventory to net realizable value of $16,963 thousand ($13,687 thousand in 2023), of which $13,586 thousand related to finished goods ($11,495 thousand in 2023) and $3,377 thousand to raw material ($2,192 thousand in 2023). The Company records expense for the write-down of inventories to “Raw Materials and energy consumption for production” in the consolidated income statements. See Note 4.8.
As of December 31, 2024 and 2023, inventories in the Company’s subsidiaries in Spain ($77,987 thousand in 2024 and $132,144 thousand in 2023) were pledged as collateral for other financial liabilities, see Note 20.
As of December 31, 2023, inventories in the Company’s subsidiaries in the United States, Canada, Norway and France ($182,537 thousand) were pledged as collateral for debt instruments, see Note 19.
11.   Other assets
Other assets comprise the following at December 31:
	2024			2023
	Non- Current US$’000	Current US$’000	Total US$’000	Non- Current US$’000	Current US$’000	Total US$’000
Guarantees and deposits	20,434	344	20,778	21,530	420	21,950
Prepayments and accrued income	18	6,887	6,905	11	5,694	5,705
Advances to suppliers	—	8,927	8,927	—	11,296	11,296
Other assets	1,999	35,856	37,855	615	169,067	169,682
Total	22,451	52,014	74,465	22,156	186,477	208,633
As of December 31, 2024 and 2023, the amount within “Guarantees and deposits” is mainly due to (i) a deposit made during 2021 with the Tennessee Valley Authority (TAC) which supplies power to Ferroglobe USA Metals, LLC., (ii) certain letters of credit and (iii) deposits linked to factoring agreements.
As of December 31, 2024, the decrease in “Other assets” mainly relates to the Company’s benefit from a program administered by the French Energy Regulatory Commission which allows alternative suppliers to purchase electricity generated by nuclear power plants under favorable conditions set by the public authorities, known as ARENH, and the additional agreement with EDF in which we agreed different electricity prices throughout the year based on demand amounting to $32,301 thousand ($164,259 thousand in 2023). The Company deducted this amount from its related expense in “Raw Materials and energy consumption for production” in the consolidated income statements (See Note 27.2). The Company received $164,259 thousand related to the 2023 benefit in the first quarter of 2024 and $32,301 thousand related to 2024 in the first quarter of 2025.
12.   Equity
Share capital
Ordinary shares are classified in equity in the consolidated statements of financial position. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium account.
During the year ended December 31, 2024, the Company declared four interim dividend payments of $0.013 per share, paid on March 28, June 27, September 27, and December 20, and each totaling $2,440 thousand, respectively, distributed as cash payments through reserves. As of December 31, 2024, all dividends declared were paid (no dividends were distributed in 2023). Our first cash dividend paid after year-end totaled $2,613 thousand, represented $0.014 per share and was paid on March 26, 2025.

As of December 31, 2024, one of the companies in partnership with a non-controlling interest, Quebec Silicon Limited Partnership distributed earnings to the non-controlling interest totaling $2,917 thousand. As of December 31, 2023, WVA Manufacturing, LLC, distributed earnings to the non-controlling interest totaling $1,470 thousand. These were classified as cash flow from operating activities, for the years ended December 31, 2024 and 2023, respectively.
As of December 31, 2024 and 2023, there were 188,882,316 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,962 thousand. The Company held 1,536,435 ordinary shares in treasury (2023: 1,440,787). In addition to the issued ordinary shares, the Company has authorized but unissued shares of 17,425,291 as of December 31, 2024.
As of December 31, 2024, the Company’s largest shareholders are as follows:
Name	Number of Shares Beneficially Owned	Percentage of Outstanding Shares(*)
Grupo Villar Mir, S.A.U.	67,515,434	36.0%
Cooper Creek Partners Management LLC	14,990,483	8.0%
Others	106,376,399
Shares in Treasury	(1,536,435)
Total ordinary shares outstanding	187,345,881

(*)
187,345,881 ordinary shares were outstanding at 31 December 2024, comprising 188,882,316 shares in issue less 1,536,435 shares held in treasury

Share Repurchase Program
At the annual general meeting on June 18, 2024, shareholders granted authority to the Company to effect share repurchases. The Company is accordingly authorized for a period of five years to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares provided that (i) the maximum aggregate number of ordinary shares hereby authorized to be purchased is 37,776,463, representing approximately 20% of the issued ordinary share capital, and (ii) additional restrictions under applicable U.S. securities laws are substantially complied with, including (but not limited to) the pricing limitations under Rule 10b-18(b)(3) of the U.S. Exchange Act, the volume limitations under Rules 10b-18(b)(4) and 10b18(c)(2) of the Exchange Act, the timing limitations under Rules 10b-18(b)(2) and 10b-18(c)(1) and the requirements with respect to the use of brokers or dealers under Rule 10b-18(b)(1) of the U.S. Exchange Act.
For the year ended December 31, 2024, the Company has repurchased a total of 598,207 shares for total consideration of $2,428 thousand. The average price paid per share was $4.06. The shares repurchased remained held in treasury at December 31, 2024.

Reserves
The change in reserves is as follows:
	Reserves
	Historical Retained Earnings	Share-based comp Reserves	Other Reserves	Total
	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2023	(701,454)	21,551	1,045,289	365,386
Share-based compensation	—	7,244	—	7,244
Recording of 2022 profit in reserves	440,314	—	—	440,314
Other changes	—	—	(350)	(350)
Balance at December 31, 2023	(261,140)	28,795	1,044,939	812,594
Share-based compensation	—	4,848	—	4,848
Recording of 2023 profit in reserves	82,662	—	—	82,662
Dividends paid	(9,758)	—	—	(9,758)
Balance at December 31, 2024	(188,236)	33,643	1,044,939	890,346
The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to Note 27 for further details of these plans.
Other reserves primarily include impacts from our business combination in 2015 and a capital reduction in 2016.
Valuation adjustments
Valuation adjustments comprise the following at December 31:
	2024 US$’000	2023 US$’000
Actuarial gains	7,924	5,292
Hedging instruments	(135)	2,329
Deferred tax income (See Note 24)	841	733
Total	8,630	8,354
Changes in actuarial gains are due to remeasurements of the net defined benefit liability, see Note 15.
Capital management
The Company’s primary objective is to maintain a balanced and sustainable capital structure through the industry’s economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company’s growth. The main sources of financing are as follows:
1.
cash flows from operations;

2.
bank borrowings, including asset-based lending facilities;

3.
factoring of receivables.

Non-controlling interests
The changes in non-controlling interests in the consolidated statements of financial position as of December 31, 2024 and 2023 were as follows:
Balance US$’000
Balance at January 1, 2023	106,751
Profit for the year	15,816
Dividends paid	(1,470)
Translation differences	906
Other	(178)
Balance at December 31, 2023	121,825
Loss for the year	(2,738)
Dividends paid	(2,917)
Translation differences	(2,939)
Other	507
Balance at December 31, 2024	113,738
WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Ferroglobe USA (formerly Globe), Inc. On November 5, 2009, Ferroglobe USA sold a 49% membership interest in WVA to Dow Corning Corporation (Dow), an unrelated third party. As part of the sale, the companies established an operating and output and supply agreement. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow and 51% to Ferroglobe USA, which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the partnership agreement between Ferroglobe USA and Dow. As of December 31, 2024 and 2023, the balance of non-controlling interest related to WVA was $65,576 thousand and $68,020 thousand, respectively.
Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010, is managed by its general partner, Quebec Silicon General Partner Inc., which is 51% property of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Ferroglobe USA (Globe) and 49% to Dow. These sales align with each member’s ownership interest, at a price equal to QSLP’s actual production cost plus 250 Canadian dollars per metric ton. As of December 31, 2024 and 2023, the balance of non-controlling interest related to QSLP was $45,938 thousand and $50,786 thousand, respectively.
Despite the fact that we have the majority holding in each entity, we have exercised judgement in assessing whether we control the entities. The judgement is based on a detailed review of the shareholder and partnership agreements between us and Dow and the output and supply agreements, the composition of the Boards and Operating Committees of the entities together with voting rights and protocols, how decisions over the relevant activities are made in the context of the contractual arrangements and whether certain rights granted to Dow are substantive or protective in nature. On balance, we have concluded that we have control of these entities. Consequently, we continue to consolidate the results and net assets of these entities and show Dow’s interests as a non-controlling interest in the consolidated financial statements.

The following table summarizes the information relating to each of these subsidiaries, before any intra-group eliminations:
	2024		2023		2022
	WVA US$’000	QSLP US$’000	WVA US$’000	QSLP US$’000	WVA US$’000	QSLP US$’000
Statements of Financial Position
Non-current assets	79,123	34,440	87,698	39,543	78,992	64,291
Current assets	74,289	53,667	71,329	68,073	86,847	53,830
Non-current liabilities	5,079	17,317	6,660	11,908	7,108	18,719
Current liabilities	26,632	11,529	26,770	26,378	53,680	21,201
Income Statements
Sales	194,643	108,582	211,118	148,313	187,854	102,865
Operating (loss) profit	(4,513)	2,640	13,513	22,151	8,306	2,897
(Loss) profit before taxes	(4,516)	2,500	13,513	21,561	8,155	2,195
Net (loss) income	(1,434)	1,035	5,466	10,679	3,075	1,015
Cash Flow Statements	—	—
Cash flows provided by (used in) operating activities	17,497	(4,097)	18,712	31,000	(5,934)	(10,037)
Cash flows used in investing activities	(8,054)	(7,484)	(13,107)	(6,725)	(8,304)	(1,525)
Cash flows (used in) provided by financing activities	—	(786)	—	—	—	905
Exchange differences on cash and cash equivalents in foreign currencies	—	(424)	—	—	—	10
Beginning balance of cash and cash equivalents	26,726	30,224	21,122	5,949	35,360	16,596
Ending balance of cash and cash equivalents	36,169	17,433	26,727	30,224	21,122	5,949

13.   Earnings per ordinary share
Basic earnings per ordinary share are calculated by dividing the consolidated profit for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year. Dilutive earnings per share assumes the exercise of stock options, provided that the effect is dilutive.
	2024	2023	2022
Basic profit per share (EPS)
Numerator:
Profit for the year attributable to the Parent	23,538	82,662	440,314
Denominator:
Weighted-average number of shares outstanding to equity holders	188,144,651	187,872,191	187,815,672
Basic profit for the period attributable to equity holders	0.13	0.44	2.34
Diluted profit per share (EPS)
Numerator:
Profit for the year attributable to the Parent	23,538	82,662	440,314
Denominator:
Weighted-average number of shares outstanding to equity holders	188,144,651	187,872,191	187,815,672
Effect of dilutive securities from equity incentive plans	664,267	2,417,617	1,809,523
Weighted-average number of shares outstanding – diluted to equity holders	188,808,918	190,289,808	189,625,195
Diluted profit for the period attributable to equity holders	0.12	0.43	2.32
In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We exclude from our calculation of diluted loss per share all potentially dilutive in-the-money equity awards, which would have been anti-dilutive.
No potential ordinary shares were excluded from the calculation of diluted earnings (loss) per ordinary share because their effect would be anti-dilutive in 2024, 2023 and 2022.
14.   Deferred income
Deferred income comprises the following as at December 31:
	2024 US$’000	2023 US$’000
Carbon dioxide emissions allowances	4,271	24,965
Government grants	3,743	2,015
Total	8,014	26,980
The deferred income related to Co2 emission allowances is recognized as “Other operating income” on a systematic basis on the proportion of the carbon dioxide emitted over total carbon dioxide expected to be emitted for the compliance period on the consolidated income statements (see Note 27.3). As of December 31, 2023, the deferred income related to Carbon dioxide emission allowances was higher since actual emissions were lower than the allowance received.

15.   Provisions
Provisions comprise the following as of December 31:
	2024			2023
	Non-Current US$’000	Current US$’000	Total US$’000	Non-Current US$’000	Current US$’000	Total US$’000
Environmental provisions	163	1,448	1,611	174	1,909	2,083
Provisions for litigation in progress	19	2,184	2,203	—	7,913	7,913
Provisions for third-party liabilities	8,263	—	8,263	10,596	—	10,596
Provisions for Carbon dioxide emissions allowances	6,276	66,045	72,321	—	90,471	90,471
Provision for restructuring costs	—	5,735	5,735	—	15,243	15,243
Other provisions	9,663	7,720	17,383	9,200	7,221	16,421
Total	24,384	83,132	107,516	19,970	122,757	142,727
The changes in the various line items of provisions in 2024 and 2023 were as follows:
	Environmental Provisions US$’000	Provisions for Litigation in Progress US$’000	Provisions for Third Party Liabilities US$’000	Provisions for Carbon Dioxide Emissions Allowances US$’000	Provisions for Restructuring Costs US$’000	Other Provisions US$’000	Total US$’000
Balance at January 1, 2023	1,564	23,142	5,960	102,756	21,539	12,490	167,451
Charges for the year	1,292	7,142	267	81,424	—	6,914	97,039
Provisions reversed with a credit to income	—	(487)	—	(3,036)	—	(2,850)	(6,373)
Amounts used	(727)	(22,029)	(215)	(93,471)	(6,977)	(118)	(123,537)
Remeasurement through other comprehensive income (loss)	—	—	4,367	—	—	—	4,367
Exchange differences and others	(46)	145	217	2,798	681	(15)	3,780
Balance at December 31, 2023	2,083	7,913	10,596	90,471	15,243	16,421	142,727
Charges for the year	—	1,705	476	72,427	—	3,221	77,829
Provisions reversed with a credit to income	—	(2,803)	—	—	(4,422)	(1,359)	(8,584)
Amounts used	(328)	(6,644)	(247)	(84,621)	(4,248)	(314)	(96,402)
Remeasurement through other comprehensive income (loss)	—	—	(1,942)	—	—	—	(1,942)
Exchange differences and others	(144)	2,032	(620)	(5,956)	(838)	(586)	(6,112)
Balance at December 31, 2024	1,611	2,203	8,263	72,321	5,735	17,383	107,516
Environmental provisions
Environmental provisions related to $163 thousand of non-current environmental rehabilitation obligations as of December 31, 2024 (2023: $174 thousand) and $1,448 thousand of current environmental rehabilitation obligations as of December 31, 2024 (2023: $1,909 thousand). A majority of these provisions relate to residues disposal, such as the remediation costs required to comply with government regulations.
Provisions for litigation in progress
The timing and amounts of potential liabilities arising from such exposures is uncertain. The provision reflects the Company’s best estimate of the expenditure required to meet resulting obligations.
Certain employees of Ferroglobe France (formerly FerroPem, SAS and then known as Pechiney Electrometallurgie, S.A), may have been exposed to asbestos at its plants in France in the decades prior to our acquisition. The Company has recognized a provision of $587 thousand as of December 31, 2024 as part of the current portion of Provisions for litigation (2023: $611 thousand). See Note 26 for further information.
In 2022, Ferroglobe France sent dismissal letters to several employees of Château-Feuillet. During 2023 and 2024, numerous claims have been received from the affected individuals challenging the terminations and seeking substantial financial compensation. The Company paid $2,675 thousand to settle all claims as of December 31, 2024 (2023: $5,574 thousand was accrued). Consequently, an amount of $2,566 thousand was reversed due to the excess provision initially recorded.
In 2022, a provision of $18,000 thousand was recognized at Ferroglobe USA Metallurgical Inc with respect to civil lawsuits arising out of a 2018 incident at its Selma, Alabama, facility in which two employees were injured and one of whom later died. At the time, Ferroglobe USA Metallurgical Inc also recorded an expected reimbursement from the Company’s insurer as other assets for the same amount (see Note 11). In the first quarter of 2023, the Company reached full and final settlements of the lawsuits and all amounts were paid directly by the insurer.
Provisions for third-party liabilities
Provisions for third-party liability presented as non-current obligations of $8,263 thousand relate to health costs for retired employees (2023: $10,596 thousand) in the Company’s subsidiary, Ferroglobe France.
Provisions for carbon dioxide emissions allowances
As of December 31, 2024 the provision for carbon dioxide emission allowances amounting to $72,321 thousand (2023: $90,471 thousand) corresponds to the obligation to deliver the carbon dioxide allowances at the end of the compliance period.
Provisions for restructuring costs
As of December 31, 2024, the restructuring provision corresponds to the restructuring process started in 2022 in Château-Feuillet facility in France amounting to $5,735 thousand (2023: $15,243 thousand).
Other provisions
Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions include taxes of $5,848 thousand (2023: $5,215 thousand) and $9,099 thousand related to the accrued estimated costs of reclaiming the land after it has been mined for gravel or coal (2023: $8,285 thousand).
16.   Provisions for pensions
Provisions for pensions comprise the following as of December 31:
	2024			2023
	Non-Current US$’000	Current US$’000	Total US$’000	Non-Current US$’000	Current US$’000	Total US$’000
France	17,742	—	17,742	19,122		19,122
Canada	5,181	168	5,349	6,538	169	6,707
Others	4,695	—	4,695	4,145		4,145
Total provisions for pensions	27,618	168	27,786	29,805	169	29,974
Estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually with the assistance of an independent actuary using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and pension increases as well as discount rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related liability.
Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest) are recognized immediately in the consolidated statements of comprehensive income (loss). Past service costs, including curtailment gains or losses, are recognized immediately in our consolidated income statements within operating profit (loss). Settlement gains or losses are recognized within operating (loss) profit in our consolidated income statements.
France
The Company maintains a pension plan covering employees of Ferroglobe France, which is accounted for as a defined benefit plan.
These relate to various obligations assumed by our French subsidiaries with various groups of employees related to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined unfunded benefit obligations, whose changes in 2024, 2023 and 2022 were as follows:
	2024 US$’000	2023 US$’000
Obligations at the beginning of year	19,122	16,338
Service cost	1,154	733
Borrowing costs	539	596
Actuarial differences	(1,035)	2,039
Benefits paid	(894)	(1,200)
Exchange differences	(1,144)	616
Others	—	—
Obligations at the end of year	17,742	19,122
The assumptions used to determine benefit obligations as of December 31, 2024 and 2023 for the French plan are as follows:
	2024	2023
Salary increase	1.60% - 6.10%	1.60% - 6.10%
Discount rate	3.40%	3.15%
Expected inflation rate	2.20%	2.20%
Mortality	TGH 05 and TGF 05	TGH 05 and TGF 05
Retirement age	64-65	64-65
At December 31, 2024 and 2023 the effect of a 1% change in discount rate would have resulted in a change to the provision of $1,543 thousand and $2,216 thousand, respectively.
The Company expects to make discretionary contributions of $819 thousand to the defined benefit pension plans for the year ending December 31, 2025.
The weighted average duration of defined benefit obligation as of December 31, 2024 is 14.1 years (14.2 years in 2023).
Canada
Defined Benefit Retirement and Post-retirement Plans
Quebec Silicon Limited partnership (“QSLP”) sponsors two defined benefit pension plans and postretirement benefit plans for certain employees, based on length of service and remuneration. Post-retirement benefits consist of a group insurance plan covering plan members for life insurance, hospital, medical, and dental benefits. The defined benefit pension plans were closed to new participants effective October 1, 2010. Contributions from participants to the pension plan for union employees ceased on December 31, 2023, and pension benefit accruals under that plan are calculated based on a reduced rate for service after that date. On December 27, 2013, the Communications, Energy and Paper Workers Union of Canada(“CEP”) ratified a new collective bargaining agreement, which resulted in a curtailment pertaining to the closure of the postretirement benefit plan for union employees retiring after January 31, 2016. The Company’s funding policy has been to fund the pension plans in accordance with the minimum funding requirements of the applicable pension legislation and professional actuarial standards.
The net provision for the defined benefit plan is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. To the extent that the fair value of the plan assets is greater than the present value of the defined benefit obligation as calculated by our independent actuary, the Company accounts for the effect of the asset ceiling test under IAS 19.
The following provides a reconciliation of the benefit obligations, and plan assets of the Canadian plans as of December 31, 2024 and 2023:
	2024			2023
	Pension Plans US$’000	Post- retirement Plans US$’000	Total US$’000	Pension Plans US$’000	Post- retirement Plans US$’000	Total US$’000
Benefit obligation	18,479	5,326	23,805	20,196	5,742	25,938
Fair value of plan assets	(18,456)	—	(18,456)	(19,231)	—	(19,231)
Provision for pensions	23	5,326	5,349	965	5,742	6,707
All Canadian pension and post-retirement plans are underfunded. At December 31, 2024 and 2023, the accumulated benefit obligation was $18,479 thousand and $20,196 thousand for the defined pension plan and $5,326 thousand and $5,742 thousand for the post-retirement plans, respectively.
The changes to these obligations in the year ended December 31, 2024 and 2023 were as follows:
	2024			2023
	Pension Plans US$’000	Post-retirement Plans US$’000	Total US$’000	Pension Plans US$’000	Post-retirement Plans US$’000	Total US$’000
Obligations at the beginning of year	20,196	5,742	25,938	18,266	5,497	23,763
Service cost	93	296	389	110	205	315
Borrowing cost	914	263	1,177	943	287	1,230
Actuarial differences	(14)	(314)	(328)	1,449	(185)	1,264
Benefits paid	(1,123)	(201)	(1,324)	(985)	(183)	(1,168)
Exchange differences	(1,587)	(460)	(2,047)	413	121	534
Obligations at the end of year	18,479	5,326	23,805	20,196	5,742	25,938

The assumptions used to determine benefit obligations as of December 31, 2024 and 2023 for the Canadian plans are as follows:
	2024		2023
	Pension Plan	Postretirement Plan	Pension Plan	Postretirement Plan
Salary increase	2.75% - 3.00%	N/A	2.75% - 3.00%	N/A
Discount rate	4.68%	4.75%	4.65%	4.65%
Mortality	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B
Retirement age	58-60	58-60	58-60	58-60
The discount rate used in calculating the present value of our pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2024 and 2023 and the Mercer Proprietary Yield Curve for 2024 and 2023 for QSLP Pension and post-retirement benefit plans and the expected cash flows of the benefit payments.
The Company expects to make discretionary contributions of $548 thousand to the defined benefit pension and post-retirement plans for the year ending December 31, 2025.
The pension plans exposes the Company to the following risks:
(i)
Investment risk: The defined benefit obligation is calculated using a discount rate. If the return on plan assets is below this rate, a plan deficit occurs.

(ii)
Interest rate risk: Variation in bond rates will affect the value of the defined benefit obligation.

(iii)
Inflation risk: The defined benefit obligation is calculated assuming a certain level of inflation. An actual inflation higher than expected will have the effect of increasing the value of the defined benefit obligation.

The accumulated non-pension post-retirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 4.90% for 2024 and decreasing to an ultimate rate of 4.0% in fiscal 2040. As of December 31, 2024 and 2023, the effect of a 1% increase on the health care cost trend rate on the non-pension post-retirement benefit obligation is $852 thousand and $926 thousand, respectively. As of December 31, 2024 and 2023 the effect of a 1% decrease in health care cost trend rate on the non-pension post-retirement benefit obligation is ($685) thousand and ($747) thousand.
The weighted average duration of defined benefit obligation as of December 31, 2024 is 12.37 years (12.46 years in 2023).
For the years ended December 31, 2024 and 2023, the changes in plan assets were as follows:
	2024	2023
	US$’000	US$’000
Fair value of plan assets at the beginning of the year	19,231	17,777
Interest income on assets	806	927
Actuarial return on plan assets	728	803
Benefits paid	(1,045)	(1,002)
Participant contribution	11	17
Contributions paid by the employer	385	433
Other	(138)	(121)
Exchange differences	(1,522)	397
Fair value of plan assets at the end of the year	18,456	19,231

The plan assets of the defined benefit and retirement and post-retirement plans in Canada are comprised of assets that have quoted market prices in an active market. The breakdown as of December 31, 2024 and 2023 of the assets by class are:
	2024	2023
Cash	—%	—%
Equity Mutual Funds	26%	30%
Fixed Income Securities	25%	17%
Assets held by insurance company	49%	53%
Total	100%	100%
South Africa and Venezuela
The Company also maintains defined benefit plans in South Africa and Venezuela which were not material to the Company for the years ended December 31, 2024 and 2023, respectively.
17.   Bank borrowings
Bank borrowings comprise the following at December 31:
	2024
	Limit US$’000	Non-Current Amount US$’000	Current Amount US$’000	Total US$’000
Borrowings carried at amortized cost:
Credit facilities	100,000	—	—	—
Borrowings from receivable factoring facility (Note 9)	62,334	—	35,059	35,059
Other loans	—	13,911	8.192	22,103
Total		13,911	43,251	57,162
	2023
	Limit US$’000	Non-Current Amount US$’000	Current Amount US$’000	Total US$’000
Borrowings carried at amortized cost:
Credit facilities	100,000	—	—	—
Borrowings from receivable factoring facility (Note 9)	66,300	—	30,683	30,683
Other loans	—	14,913	952	15,865
Total		14,913	31,635	46,548
Credit facilities
In June 2022, a Company subsidiary entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with the Bank of Montreal as lender and agent. The maximum amount available under the ABL Revolver is subject to a borrowing base test comprising North American inventory and accounts receivable. The revolver bears interest at SOFR plus a spread of between 150/175 basis points depending on levels of utilization.
For the year ended December 31, 2024 and 2023, the Company drew down $32,000 thousand and $1,000 thousand, respectively, which has been fully repaid, yielding no balance due as of the end of both years.
Under the ABL credit agreement, the borrowers commit to respect usual affirmative covenants, among others: communicating any default or event of default, a change of control, the creation of acquisition of subsidiaries, a casualty or damage to any material used as collateral, maintenance of insurance, compliance with ERISA and the Canadian Pension Laws, and compliance with environmental laws. The borrowers also commit not to create or incur any indebtedness, capital leases in excess of $7.5 million, create liens, merge, dissolve, divide any borrowers, change the nature of the business, pay dividends, repay indebtedness for the account of holder of Equity Interests of any Loan Party or its affiliates, maintain a financial covenant consolidated fixed charge coverage ratio to be less than 1.00 to 1.00.
Additionally, a Spanish Company subsidiary benefits from a financing facility of €20 million ($20.8 million), only available for the issuance of import letters of credit payable either on sight or with a payment deferral of up to 60 days after presentation for collection by the exporter. During 2024, the Group made total drawdowns on this facility of $42,142 thousand (gross of related repayments) throughout the year which has been fully repaid, yielding no balance due as of December 31, 2024.
In December 2024, Ferroglobe South Africa as borrower, Ferroglobe PLC as a guarantor and ABSA bank entered into the ABSA financing facility for a total amount of up to ZAR 350 million ($18.5 million). The amount available for drawdown is calculated based on collateral composed of eligible receivables and inventory. Drawdowns accrue interest at the Prime Rate (ZAR) less 1.18%. As of December 31, 2024, there was no drawdown under this facility.
Borrowings from receivable factoring facility
In 2020, the Company signed a factoring agreement with a financial institution, to anticipate the collection of receivables issued by the Company’s European entities. See Note 9 for further details.
Other Loans
French Loan: In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4.3 million ($5.3 million), to finance the Company’s French activities. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by July 2026. The Company is liable for a fee of 0.5% based on the total borrowed capital. The balance as of December 31, 2024 is $1,583 thousand ($2,635 thousand as of December 31, 2023).
Co2 indirect Loan: In December 2024, one of the Company’s French subsidiaries entered in a loan agreement with Banque Palatine to borrow an aggregate principal of €7,000 thousand ($7,272 thousand). This loan is guaranteed by a pledge on a future receivable consisting of the Anglefort plant Co2 compensation credits to be received from the French Government in the first half of 2025. This outstanding debt balance is due by September 2025 if the French Government fails to remit the relevant Co2 credits prior. This facility bears interest at Euribor 3-month plus 1%.
New Market Tax Credit Structure: In June 2022, the Company, through one of its subsidiaries, and United Bank (“Investor”) invested through the New Markets Tax Credit (“NMTC”) program in the US to reactivate the Company’s plant in Selma, Alabama. The reactivation of the plant in Selma, Alabama, in 2022 resulted in us being granted with a $13,230 thousand allocation by the end of fiscal year 2022 under the NMTC Program. The loan is to be repaid by 2029 and carries a fixed interest rate of 3.57% per annum. Due to planned idling, the Company breached a financial covenant related to this loan, for which it subsequently obtained a waiver. Any adjustments to presentation are immaterial as of December 31, 2024.

Foreign currency exposure of bank borrowings
The breakdown by currency of bank borrowings consists of the following at December 31:
	2024
	Non-Current Principal Amount US$’000	Current Principal Amount US$’000	Total US$’000
Borrowings in USD	13,230	18	13,248
Borrowings in EUR	681	43,233	43,914
Total	13,911	43,251	57,162
	2023
	Non-Current Principal Amount US$’000	Current Principal Amount US$’000	Total US$’000
Borrowings in USD	13,230	—	13,230
Borrowings in EUR	1,683	31,635	33,318
Total	14,913	31,635	46,548
Contractual maturity of bank borrowings
The contractual maturity of bank borrowings at December 31, 2024, was as follows:
	2024
	2025 US$’000	2026 US$’000	2029 US$’000	Total US$’000
Borrowings from supplier factoring facility	35,059	—	—	35,059
Other loans	8,192	681	13,230	22,103
Total	43,251	681	13,230	57,162
18.   Leases
Lease liabilities
Lease liabilities as at December 31 are as follows:
	2024			2023
	Non- Current US$’000	Current US$’000	Total US$’000	Non- Current US$’000	Current US$’000	Total US$’000
Tolling agreement lease liability	32,009	3,463	35,472	34,180	3,683	37,863
Other leases	24,576	9,404	33,980	20,304	8,083	28,387
Total	56,585	12,867	69,452	54,484	11,766	66,250
Except for the tolling agreement lease liability discussed below, the Company has not recorded any expense relating to variable lease payments, for the years ended December 31, 2024, 2023 and 2022, respectively.
Please refer to Note 29 for the detail, by maturity, of the future payment obligations under leases as of December 31, 2024.

A roll forward of our lease obligations for the year ended December 31, 2024 and 2023 is as follows:
	2024 US$’000	2023 US$’000
Balance at January 1,	(66,250)	(58,536)
Additions	(17,486)	(16,707)
Disposals and other	224	946
Interest	(5,935)	(5,199)
Lease payments	16,201	14,967
Exchange differences	3,794	(1,721)
Balance at December 31,	(69,452)	(66,250)
Lease liabilities were discounted at the weighted-average incremental borrowing rate of 8.1%, not including our tolling agreement liability as discussed below.
Leases are presented as follows in the consolidated statements of financial position:
	2024 US$’000	2023 US$’000
Non-current assets (Note 8)
Leased land and buildings	28,436	26,071
Leased plant and machinery	51,524	41,314
Accumulated depreciation	(46,286)	(42,540)
Non-current liabilities
Lease liabilities	(56,585)	(54,484)
Current liabilities
Lease liabilities	(12,867)	(11,766)
Leases are presented as follows in the consolidated income statement:
	2024 US$’000	2023 US$’000
Depreciation and amortization charges
Depreciation of right-of-use assets	3,746	7,918
Finance costs
Interest expense on lease liabilities	5,935	5,199
Exchange differences
Currency translation losses on lease liabilities	3,794	(1,721)
Currency translation gains on right-of-use assets	(1,055)	(69)
Leases are presented as follows in the consolidated statements of cash flows:
	2024 US$’000	2023 US$’000
Payments for:
Principal	10,266	9,648
Interest	5,935	5,319

Tolling agreement liability
In August 2019, Ferroglobe Spain Metals (formerly Grupo FerroAtlántica, S.A.U). sold its 100% interest in the remainder of FerroAtlántica, S.A.U. to Kehlen Industries Management, S.L.U., an affiliate of U.S.-based TPG Sixth Street Partners. The FerroAtlántica, S.A.U. assets transferred by means of this transaction included ten hydroelectric power plants and the Cee-Dumbría ferroalloys manufacturing plant, all located in the province of A Coruña, Spain. Under the terms of the transaction, the Group became exclusive off taker of finished products produced at the smelting plant at Cee and supplier of key raw materials to that facility pursuant to a tolling agreement expiring in 2060.
In November 2020, the Tribunal Superior de Justicia de Galicia dismissed the request of separation of the Cee-Dumbria’s hydroelectric plants and the ferroalloys plants. Ferroglobe Spain Metals appealed to the Supreme Court, but in 2021 the appeal was dismissed. As of December 31, 2024, the lease liability recognized in relation to the tolling agreement amounts to $35,471 thousand ($37,863 thousand as of December 2023).
In our 2023 U.K. Annual Report, the tolling agreement liability was presented in “Other obligations”, which have been voluntary reclassified to “Lease liabilities” for comparative purposes to present all lease liabilities together.
This lease liability was discounted at the incremental borrowing rate of 9.375%.
For the year ended December 31, 2024, Ferroglobe has recorded an expense for variable lease payments of $59,571 thousand ($55,574 thousand in 2023), related to the purchase of key raw materials, energy costs, personnel expenses and other overhead costs assumed by the Company as per the tolling agreement. Future variable lease payments are currently unknown as they depend on the actual production at the Cee-Dumbria plant in a given year as well as a variety of other factors including energy prices and raw material prices in future years. Assuming production levels and other factors stay constant in future years, our annual future variable lease payments are expected to remain approximately consistent.
19.   Debt instruments
Debt instruments comprise the following at December 31:
	2024 US$’000	2023 US$’000
Notes carried at amortized cost (financial liability)
Commercial Paper	10,135	—
Secured Reinstated Senior Notes	—	150,010
Accrued coupon interest	—	5,805
Notes carried at amortized cost (financial asset)
Secured Reinstated Senior Notes	—	995
Accrued coupon interest	—	40
Total net debt instruments	10,135	154,780
Amount due for settlement within 12 months	10,135	5,765
Amount due for settlement after 12 months	—	149,015
Total	10,135	154,780
Commercial Paper program
The BME’s (Spanish Stock Exchange) fixed income market admitted the Company’s Commercial Paper Program to trading for a maximum outstanding amount of €50 million ($52 million). The commercial paper to be issued under the program will have unit denominations of €100 thousand ($104 thousand) with maturities up to two years. Under this program, the Company will be able to issue commercial paper flexibly over 12 months. This program is led by Bankinter as arranger and agent. As of December 2024, Ferroglobe PLC issued 99 commercial paper units totaling €9,900 thousand ($10,255 thousand) at a fixed rate of 5.88% which were repaid in February 2025.
Reinstated Senior Notes
In 2017, the Company issued $350,000 thousand of 9.375% senior unsecured notes due in March 2022 (the “Old Notes”). Interest was payable semi-annually. In 2021, the Company effected a restructuring of these Old Notes, and 98.6% of the Old Notes were exchanged for total consideration of (i) $1,000 aggregate principal amount of the new 9.375% senior secured notes due 2025 (the “Reinstated Senior Notes”) for each $1,000 aggregate principal amount of the Old Notes plus (ii) a fee amounting to $51,611 thousand, which the Company’s Parent applied as cash consideration for a subscription of new ordinary shares of the Company.
Pursuant to the Exchange Offer, the Company offered to eligible holders of the Old Notes the opportunity to exchange any and all of the Old Notes for new 9.375% senior secured notes due 2025.
The Reinstated Senior Notes are governed by an indenture entered into by, among others, Ferroglobe Finance Company PLC and Ferroglobe USA, as issuers, GLAS Trustees Limited, as trustee, Global Loan Agency Services Limited, as paying agent, GLAS Trust Corporation Limited, as security agent, and the guarantors named therein. The Reinstated Senior Notes are guaranteed on a senior basis by Ferroglobe and some of its subsidiaries. The Reinstated Senior Notes mature on December 31, 2025 and are secured by the certain shares pledges, bank account pledges, intercompany receivable pledges, inventory pledges and security over certain mine concessions, real property, leases and other assets.
The Reinstated Senior Notes, and the guarantees thereof, are general secured, senior obligations of Ferroglobe Finance Company PLC and Ferroglobe USA and the Reinstated Senior Notes Guarantors, as applicable, and will rank senior in right of payment to any and all of the existing and future indebtedness of Ferroglobe, Ferroglobe USA and the Reinstated Notes Guarantors, as applicable, that is expressly subordinated in right of payment to the Reinstated Senior Notes and such guarantees, as applicable.
The Reinstated Senior Notes Indenture require us to offer to repurchase all or any part of each holder’s Reinstated Senior Notes upon the occurrence of a change of control, as defined in the Reinstated Senior Notes Indenture, at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, to the date of purchase.
The Reinstated Senior Notes Indenture restricts, among other things, the ability of Ferroglobe and its restricted subsidiaries to:
•
borrow or guarantee additional indebtedness;

•
pay dividends, repurchase shares and make distributions of certain other payments;

•
make certain investments;

•
create certain liens;

•
merge or consolidate with other entities;

•
enter into certain transactions with affiliates;

•
sell, lease or transfer certain assets, including shares of any restricted subsidiary of Ferroglobe; and

•
guarantee certain types of other indebtedness of Ferroglobe and its restricted subsidiaries without also guaranteeing the Reinstated Senior Notes.

In July 2023, the Company via its subsidiary issuers of the Reinstated Senior Notes partially redeemed such Reinstated Senior Notes at 102.3475% of the principal amount plus accrued interest. The issuers elect to redeem an aggregate principal amount of $150.0 million of the Reinstated Senior Notes plus accrued and unpaid interest of $14.0 million.
In February 2024, the Company completed the full redemption of the Reinstated Senior Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $147,624 thousand of the Reinstated Senior Notes, the entire amount outstanding as of the redemption date, plus accrued and unpaid interest and call premium of $4,075 thousand.
20.   Other financial liabilities
Other financial liabilities comprise the following at December 31:
	2024			2023
	Non- Current US$’000	Current US$’000	Total US$’000	Non- Current US$’000	Current US$’000	Total US$’000
Financial loans from government agencies:
Reindus loan	17,193	7,804	24,997	23,630	10,797	34,427
SEPI loan	—	37,074	37,074	36,147	1,899	38,046
Other financial liabilities	7,409	2,384	9,793	3,913	1,056	4,969
Derivative financial instruments (Note 21)	1,086	855	1,941	1,541	2,300	3,841
Total	25,688	48,117	73,805	65,231	16,052	81,283
Financial loans from government agencies
Reindus Loan
In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, under which the Ministry made available to the borrower a loan in aggregate principal amount of €44,999 thousand ($50,223 thousand) in connection with industrial development projects relating to a silicon purification project. The loan is contractually due to be repaid in seven installments over a 10-year period with the first three years granted as a grace period. Interest on outstanding amounts under the loan accrues at an annual rate of 3.55%. In 2021, the Company received a decision from the Ministry under which it was agreed to extend the grace period until 2023 and the repayment date of the loan into 2030.
The agreement governing the loan contains the following limitations on the use of the proceeds of the outstanding loan:
•
The investment of the proceeds must occur between January 1, 2016 and February 24, 2019;

•
The allocation of the proceeds must adhere to certain approved budget categories;

•
If the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and

•
The borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services.

In May 2019, a report on use of the loan was presented to the Ministry. In January 2022, the Ministry opened a procedure to accelerate the potential reimbursement of the loan. The Company presented its defense in February 2022. As a result, in January 2023, a new resolution was signed by the Ministry terminating the procedure initiated in January 2022. Once that procedure was definitively closed, the Company decided to proceed with the foreseen partial early repayment of €16.3 million ($17.4 million) in February 2023, in addition to €3.6 million ($4.0 million) paid in December 2023 per the repayment schedule.

In September 2024, an additional partial reimbursement of $1,993 thousand (€1,780 thousand) was made as some non-compliance items were identified by the Ministry officials. The Ministry also requested the reimbursement of the accrued default interest and $4,624 thousand (€4,130 thousand) was paid. Default interests were calculated at an annual rate of 3.75% until December 31, 2022 and at 4.06% starting on January 1, 2023.
The Reindus loan fair value as of December 31, 2024, and 2023, based on discounted cash flows at a market interest rate (Level 2), amounts to $24,642 thousand and $25,490 thousand respectively.
SEPI Loan
In March, 2022, Ferroglobe Spain Metals, S.A.U. (also “FG Spain”) and Ferroglobe Corporate Services (also “FG Corporate”) (together the “Beneficiaries”) and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million ($38.3 million). This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain as a result of the COVID-19 pandemic.
The €34.5 million ($38.3 million) was funded using a dual-tranche loan, with €17.25 million ($19.15 million) maturing in February 2025 and the second €17.25 million ($19.15 million) maturing in June 2025. €16.9 million ($18.8 million) of the loan carries a fixed interest rate of 2% per annum, and interest on the remaining €17.6 million ($19.5 million) is calculated as IBOR plus a spread of 2.5% in the first year, 3.5% in the second and third years and 5.0% in the fourth year, plus an additional 1.0% payable if the Company reports a positive result before income taxes. The loans are secured by corporate joint guarantees from Ferroglobe, Ferroglobe Holding Company and Ferroglobe Finance Company and certain share pledges, bank account pledges, intercompany receivables pledges, inventory pledges and security over certain real property, and other assets from Ferroglobe Spain Metals and certain of its subsidiaries. These loans are granted at rates that are considered to be below-market rates. The company calculated the fair value of the loans liability, based on discounted cash flows at a market interest rate (Level 2), resulting in €30,693 thousand ($34,149 thousand) as of the grant date. The difference between the fair value and the proceeds received, amounting to €3,807 thousand ($4,236 thousand), was recorded as a government grant. As of December 31, 2024, the amortized cost of the SEPI loans was $37,074 thousand.
Until the loans have been fully repaid, the Beneficiaries are subject to several restrictions, including the following prohibited payments:
•
payment of dividends;

•
payment of management fee;

•
repayment of intra-group loans;

•
payment of intercompany net commercial balances as of June 30, 2021 (denominated “legacy”), with the exception of $20.0 million of those balances (intercompany commercial balances generated after June 2021 are permitted); and

•
payment of interest on intercompany loans corresponding to the years 2021 and 2022, respectively;

If the Company fails to make the payments to which it is obliged, the Spanish Solvency Support Fund for Strategic Companies, shall have the option (but never the obligation) to convert all or part of the Participating Loan into share capital of FG Spain.
The loan contains a change of control clause stating that it will be considered change of control and therefore will suppose an early repayment event of the loan: with respect to FG Spain, (i) if Ferroglobe PLC ceases to hold, directly or indirectly, an interest of at least 51% of the voting share capital or, (ii) if Grupo Villar Mir, S.A.U. ceases to hold a stake of at least 35% of the voting share capital of Ferroglobe PLC, or loses the rights to which it is entitled as holder of such stake or more by virtue of the shareholders’ agreement of Ferroglobe PLC or (iii) if FG Spain ceases to be the holder, directly or indirectly, of one hundred percent (100%) shareholding in FG Corporate.
Finally, the loan contains a cross-default clause meaning that (A) if any of FG Spain or FG Corporate: (i) defaults on any payment obligation arising from Indebtedness contracted with any other entity for amounts exceeding, during a fiscal year, €2.5 million ($2.7 million) or (ii) defaults on due and payable payment obligations of a commercial (non-financial) nature assumed with third parties for an individual or cumulative amount exceeding €2.5 million ($2.7 million) unless such defaults are below the average of the customary commercial defaults that the Beneficiaries or Guarantors have had between fiscal years 2016 to 2019 or (B) if any creditor that has granted Indebtedness to FG Spain or FG Corporate for an amount equal to or greater than €5.0 million ($5.5 million), is entitled to declare it liquid, due and payable before its ordinary maturity date.
21.   Derivative financial instruments
In July 2024, the Company entered into four virtual Power Purchase Agreements (“PPAs”) with Axpo to hedge its energy pricing, effective from July 2024 through June 2034. 150,000 MWhs/year will be supplied at a fixed price between 43 and 58 EUR/MWh on a pay as produced basis, pay as profile basis and base load basis. The fair value of this PPA as of December 31, 2024, is negative at $797 thousand, which is offset by $1,067 thousand recorded at inception related to the initial fair value of the instrument that has been deferred and is recognized over the life of the instrument.
In November 2024, the Company entered into an additional virtual PPA with Mowe, a VM Energia subsidiary, to hedge its energy pricing. This PPA will supply 93,300 MWhs/year on a pay as produced basis at a maximum price of 50 €/MWh for 10 years from the commencement of operation of the plant, which is expected in October 2029. The fair value of this PPA as of December 31, 2024, is positive at $4,155 thousand, which is offset by $3,675 thousand recorded at inception related to the initial fair value of the instrument that has been deferred and will be recognized over the life of the instrument.
In August 2023, the Company entered into four virtual Power Purchase Agreements (“aggregated PPA”) with Adelanta to hedge its energy pricing. The aggregated PPA included two tranches, the first one from March 2024 to June 2025, when energy will be supplied to the Sabón plant at a fixed price of 75 EUR/MWh on a pay as produced basis, and the second tranche where energy will be supplied at a fixed price of 52 EUR/MWh on a pay as produced basis until June 2033. This aggregated PPA was cancelled in April 2024 at no cost. The fair value of the aggregated PPA as of December 31, 2023, was positive at $7,413 thousand, which was offset by $3,109 thousand related to the initial fair value of the instrument.
In October 2023, the Company entered into an additional virtual PPA with Energya VM Gestión de Energía, SLU (“Energya VM”), effective from November 2023 through June 2027. 30,000 MWhs/year will be supplied at a fixed price of 77 EUR/MWh on a pay as produced basis. The fair value of this PPA as of December 31, 2024, is negative at $248 thousand (negative $699 thousand as of December 31, 2023), which is offset by $1,815 thousand recorded at inception related to the initial fair value of the instrument that has been deferred and is recognized over the life of the instrument.
In December 2023, Ferroglobe Spain Metals and Villar Mir Energía (“VM Energía”) entered into three Power Purchase Agreements (PPAs). Under those PPAs, VM Energía, or a VM Energía subsidiary, will supply to Sabón 285,000 MWh/year on a pay as produced basis at a maximum price of 50 €/MWh for 10 years from the commencement of operation of the plants, which is expected in 2028. For one of these PPAs the Company applied the own use exemption according to IFRS 9. For the other two PPAs, the total fair value as of December 31, 2024, is positive at $19,494 thousand (positive at $16,181 thousand as of December 31, 2023), and we also recorded an offsetting amount of $15,217 thousand at inception related to the initial fair value of the instrument that has been deferred and will be recognized over the life of the instrument.
The fair value of these net-settled power purchase agreements as of December 31, 2024 was estimated based on the discounted cash flow methodology. The fair value measurement is based on significant inputs that are directly or indirectly observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 2 inputs. Key assumptions include discount rates, energy volumes and the market electricity price. See Note 30 for further information.
The net value of the power purchase agreements as of December 31, 2024 and 2023 is presented in the consolidated statements of financial position as follows:
	2024
	Other financial assets (Note 9)			Other financial liabilities (Note 20)
	Non- Current US$’000	Current US$’000	Total US$’000	Non- Current US$’000	Current US$’000	Total US$’000
Derivatives not designated as hedging instruments:	4,707	69	4,776	—	(13)	(13)
PPA VME	4,215	69	4,284	—	—	—
PPA Mowe	492	—	492	—	(13)	(13)
Derivatives designated as hedging instruments:	293	—	293	(1,086)	(842)	(1,928)
PPA EnergyaVM	—	—	—	(1,086)	(325)	(1,411)
PPA Axpo	293	—	293	—	(517)	(517)
Total	5,000	69	5,069	(1,086)	(855)	(1,941)
	2023
	Other financial assets (Note 9)			Other financial liabilities (Note 20)
	Non- Current US$’000	Current US$’000	Total US$’000	Non- Current US$’000	Current US$’000	Total US$’000
Derivatives designated as hedging instruments:
PPA Adelanta	5,722	—	5,722	—	(1,418)	(1,418)
PPA EnergyaVM	—	—	—	(1,541)	(882)	(2,423)
Total	5,722	—	5,722	(1,541)	(2,300)	(3,841)
For the PPAs qualified for hedge accounting we record the changes in the fair value of the instruments in “Arising from cash flow hedges” in the consolidated statements of comprehensive income (loss). To assess the hedge effectiveness, the Company determines the economic relationship between the hedged item and the hedging instrument. There is an economic relationship between the energy cost and the PPAs as they seek to transform the cash flow derived from a variable electricity market price into a fixed price established at the beginning of the contract.
The following tables summarize the unrealized and realized gains (losses) related to the derivative instruments:
	2024		2023
	Unrealized gain (loss) recognized in Other comprehensive loss	Realized gain (loss) reclassed from Other comprehensive loss to profit and loss	Unrealized gain (loss) recognized in Other comprehensive loss	Realized gain (loss) reclassed from Other comprehensive loss to profit and loss
	US$’000	US$’000	US$’000	US$’000
Derivative financial instruments:
PPA Adelanta	4,135	—	4,582	—
PPA EnergyaVM	(395)	678	(2,337)	83
PPA Axpo	(269)	(1,685)	—	—
Total	3,471	(1,007)	2,245	83

The purchase commitments for each PPA, in MWh, as of December 31, 2024 is as follows:
	2024
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
PPA Energya VM	28,247	28,247	15,131	—	71,625
PPA Axpo	149,943	150,001	447,902	672,906	1,420,752
PPA VME	—	—	205,750	1,440,250	1,646,000
PPA Mowe	—	—	8,850	345,150	354,000
22.   Trade payables
Trade payables comprise the following at December 31:
	2024 US$’000	2023 US$’000
Payable to suppliers	157,894	182,949
Advances from customers	357	426
Total	158,251	183,375
23.   Other liabilities
Other liabilities comprise the following at December 31:
	2024			2023
	Non- Current US$’000	Current US$’000	Total US$’000	Non- Current US$’000	Current US$’000	Total US$’000
Remuneration payable	52	47,157	47,209	—	63,091	63,091
Tax payables	—	14,026	14,026	—	27,960	27,960
Payable to non-current asset suppliers	143	7,066	7,209	336	9,791	10,127
Contingent consideration	1,302	2,036	3,338	1,353	379	1,732
Other grants	12,249	—	12,249	—	—	—
Guarantees and deposits	13	322	335	14	330	344
Other liabilities	—	8,799	8,799	199	10,152	10,351
Total	13,759	79,406	93,165	1,902	111,703	113,605
Tax payables
Tax payables comprise the following at December 31:
	As of year ended December 31
	2024 US$’000	2023 US$’000
VAT	3,559	17,384
Accrued social security taxes payable	6,334	6,444
Personal income tax withholding payable	1,257	927
Other	2,876	3,205
Total	14,026	27,960

Contingent consideration
On February 1, 2018, the Company acquired 100% of the outstanding ordinary shares of two wholly-owned subsidiaries of Glencore International AG (“Glencore”) renaming them Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS. The Company completed the acquisition through its wholly-owned subsidiary Ferroglobe Spain Metals. Consideration included both cash and contingent consideration.
The contingent consideration arrangement requires the Company to pay the former owners of these subsidiaries a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge (FMN) and Ferroglobe Manganèse France (FMF), up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition and if it applies, the payment is on annual basis. During 2024, the total payments made amounted to $3,861 thousand ($4,823 thousand in 2023).
The accumulated payments as of December 31, 2024 amount to $31,139 thousand.
The fair value of the contingent consideration arrangement as of December 31, 2024 of $3,338 thousand (2023: $1,732 thousand) was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well as the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs.
Key assumptions include discount rates, volumes and manganese spread. The liability has increased primarily driven by higher manganese spreads, driven by increased selling prices and lower manganese ore combined with the impact of foreign exchange rates. Changes in the value of contingent consideration are presented in the consolidated income statements within “Other operating expense”.
Other Grants
In November 2024, the Company received a grant from the Ministry of Industry and Tourism of the Government of Spain amounting to €11.7 million ($12.2 million) as part of the Integrated action projects for the decarbonization of the manufacturing industry (PERTE-DI). The Company’s project to decarbonize the metallurgical silicon production process is expected to require a projected capital expenditure investment of more than €28 million ($29.1 million) for the construction of a biocarbon plant at our Sabón plant. The goal of the project is to produce our own biocarbon to replace fossil carbon and reduce the carbon footprint. The plant is expected to be operational in 2026.
The grant is subject to certain conditions and limitations on the use of the proceeds: (1) the investment of the proceeds must occur between February 1, 2024 and March 31, 2026; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) the project needs to achieve at least 80% of the emission reduction forecasted; and (4) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and if it is less than 60% of the total budget, the grant will be fully returned. The deadline for reporting to the Ministry regarding the use of the grant is June 30, 2026.

24.   Tax matters
The components of current and deferred income tax expense are as follows:
	2024 US$’000	2023 US$’000	2022 US$’000
Consolidated income statement
Current income tax
Current income tax charge	28,004	62,110	144,246
Adjustments in current income tax in respect of prior years	(1,183)	(1,533)	(5,681)
Total	26,821	60,577	138,565
Deferred tax
Origination and reversal of temporary differences	(7,758)	(3,216)	15,032
Impact of tax rate changes	(48)	(555)	460
Write-down of deferred tax assets	—	—	(1,448)
Adjustments in deferred tax in respect of prior years	(2,763)	734	(4,626)
Total	(10,569)	(3,037)	9,418
Income tax expense	16,252	57,540	147,983
As the Company has significant business operations in Spain, France, South Africa and the United States, a weighted blended statutory tax rate is considered to be appropriate in estimating the Company’s effective tax rate. The following is a reconciliation of tax expense based on a weighted blended statutory income tax rate to our effective income tax expense for the years ended December 31, 2024, 2023, and 2022:
	2024 US$’000	2023 US$’000	2022 US$’000
Accounting profit before income tax	37,052	160,667	602,660
Tax expense at weighted statutory national tax rate of 27% (2023: 31% and 2022: 26%)	9,988	50,557	157,620
(Non-taxable income)/ non-deductible expense	(2,478)	1,429	(5,920)
Change in tax rates	(48)	(555)	591
U.S. state taxes	(52)	(121)	(721)
Adjustments in respect of prior periods	(3,946)	(799)	1,368
Unrecognized temporary differences	2,903	(2,992)	11,036
Elimination of effect of interest in partnerships	27	(1,356)	(754)
Unrecognized loss carryforwards	9,523	12,434	(11,277)
Other items	335	(1,057)	(3,960)
Income tax expense	16,252	57,540	147,983
Variation in the weighted statutory national tax rate between periods can result from changes in the relative mix of tax jurisdictions in which we earn taxable income and incur deductible expenses as well as from changes in statutory tax rates themselves. During the periods presented, there were no significant changes to national corporate income tax rates in the jurisdictions in which we operate. Accordingly, the variation in weighted statutory national tax rates presented above results from changes in the jurisdictional dispersion of our taxable income earned and deductible expenses incurred.

Deferred tax assets and liabilities
For the year ended December 31, 2024:
	Opening Balance US$’000	Recognized in		Reclassifications US$’000	Exchange Differences US$’000	Closing Balance US$’000
		P&L US$’000	OCI US$’000
Intangible assets	(13,582)	4,311	—	(1,484)	609	(10,146)
Provisions	34,102	(3,726)	(757)	765	(1,499)	28,885
Property, plant & equipment	(45,405)	6,497	—	1,598	908	(36,402)
Inventories	1,416	290	—	—	(1)	1,705
Hedging Instruments	(567)	—	865	—	22	320
Tax losses	1,731	3,946	—	—	—	5,677
Incentives & credits	—	432	—	—	—	432
Other	(1,517)	(1,181)	—	(879)	57	(3,520)
Total	(23,822)	10,569	108	—	96	(13,049)
For the year ended December 31, 2023:
	Opening Balance US$’000	Recognized in		Write-down of Deferred Tax Assets/ Liabilities US$’000	Exchange Differences US$’000	Closing Balance US$’000
		P&L US$’000	OCI US$’000
Intangible assets	(13,978)	884	—		(488)	(13,582)
Provisions	38,011	(442)	1,500	(5,836)	869	34,102
Property, plant & equipment	(54,730)	3,195	—	5,836	294	(45,405)
Inventories	1,186	232	—	—	(2)	1,416
Hedging Instruments	—	—	(767)	—	200	(567)
Tax losses	3,259	(1,528)	—	—	—	1,731
Incentives & credits	32	(32)	—	—	—	—
Other	(2,498)	728	—	—	253	(1,517)
Total	(28,718)	3,037	733	—	1,126	(23,822)
Presented in the statement of financial position as follows:
	2024 US$’000	2023 US$’000
Deferred tax assets	38,550	37,250
Deferred tax liabilities	(51,599)	(61,072)
Offset between deferred tax assets and deferred tax liabilities	31,970	28,490
Total deferred tax assets due to temporary differences recognized in the statement of financial position	6,580	8,760
Total deferred tax liabilities due to temporary differences recognized in the statement of financial position	(19,629)	(32,582)

Unrecognized deductible temporary differences, unused tax losses and unused tax credits
	2024					2023
	Spain US$’000	USA US$’000	UK US$’000	Other US$’000	Total US$’000	Spain US$’000	USA US$’000	UK US$’000	Other US$’000	Total US$’000
Unused tax losses	200,087	236,589	153,622	82,948	673,246	201,476	235,296	143,750	56,055	636,577
Unrecognized deductible temporary differences	70,071	—	44,837	9,166	124,074	62,737	—	44,837	9,166	116,741
Total	270,158	236,589	198,459	92,114	797,320	264,213	235,296	188,587	65,221	753,318
In general terms, the unused tax losses do not have an expiration date in the jurisdictions from which they derive.
Unused tax losses have increased in 2024 compared to 2023 due to the losses in some jurisdictions, mainly in the U.K. and Spain. Management has decided to record the respective deferred tax assets corresponding to the jurisdictions where taxable profit is expected to be generated in the short and medium-term. There is uncertainty and estimation involved in future taxable profits in long-term, however no material changes expected in the next financial year for the unrecognized unused tax losses.
As of December 31, 2024, there were temporary differences of $107,168 thousand ($205,924 thousand in 2023) related to investments in subsidiaries. This liability was not recognized because the Group controls the dividend policy of its subsidiaries.
Management of tax risks
The Company is committed to conducting its tax affairs consistently with the following objectives:
(i)
to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates.

(ii)
to maintain mutual trust, transparency, and respect in its dealings with all tax authorities.

(iii)
to adhere with best practice and comply with the Company’s internal corporate governance procedures, including but not limited to its Code of Conduct.

The Group’s tax department maintains a tax risk register on a jurisdictional basis.
In the jurisdictions in which the Company operates, tax returns cannot be deemed final until they have been audited by the tax authorities or until the statute-of-limitation has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to tax liabilities which cannot be quantified. As of December 31, 2024, there are inspection procedures ongoing in Spain and France, but we do not expect a material impact resulting from both procedures.
Pillar Two
The Ferroglobe group is subject to the global minimum top-up tax under Pillar Two tax legislation in U.K., Spain, France, Norway and Canada. In particular, QDMTT and IRR applies in the U.K., France, Spain, Norway and South Africa on fiscal years beginning on or after December 31, 2023. UTPR applies in Spain, and France starting on or after December 31, 2024. U.K., Spain France, Canada and Norway have implemented into their legislations transitional CbCR safe harbor provisions. South Africa has not, and therefore general reference to the OECD GloBe rules apply. The UK transitional safe harbor legislation has been assessed by the OECD as a qualifying transitional safe harbor legislation.

The group has performed the transitional CbCR safe harbor analysis using fiscal year 2023 financial statements and the qualified Country-by-Country Reporting data using the rules in force in the UK, which are deemed qualified transitional safe harbor rules as per resolution from the OECD. The group satisfies the requirements to be relieved from the full GloBe Rules analysis as to fiscal year 2023, with no Pillar Two taxation resulting as to such fiscal year. Additionally, the transitional safe harbor analysis has also been completed with the available data for fiscal year 2024 at the time of the preparation and filing of this annual report. With the interim data, which is not data from the qualified Country-by-Country Reporting yet since certain countries are still pending to complete their respective statutory audit, the group satisfies the requirements of at least one of the safe harbors per jurisdictions, thus not resulting QDMTT or IRR payable in any of the jurisdictions where the group is present.
25.   Related party transactions and balances
Balances with related parties at December 31 are as follows:
	2024
	Receivables		Payables
	Non-Current US$’000	Current US$’000	Non-Current US$’000	Current US$’000
Enérgya VM Gestión de la Energía, S.L.	1,558	—	—	2,658
Other related parties	—	—	—	6
Total	1,558	—	—	2,664
	2023
	Receivables		Payables
	Non-Current US$’000	Current US$’000	Non-Current US$’000	Current US$’000
Inmobiliaria Espacio, S.A.	—	2,772	—	—
Enérgya VM Gestión de la Energía, S.L.	1,658	—	—	2,429
Total	1,658	2,772	—	2,429
The loan granted to Inmobiliaria Espacio, S.A. ($2,772 thousand as of December 31, 2023) was written off during 2024.
The balances with related parties arose as a result of commercial transactions (see explanation of main transactions below).
Transactions with related parties for the years ended December 31 2024, 2023 and 2022 are as follows:
	2024
	Raw materials and energy consumption for production US$’000	Other Operating Expenses US$’000
Enérgya VM Gestión de la Energía, S.L.	56,238	—
Other related parties	—	202
Total	56,238	202

	2023
	Raw materials and energy consumption for production US$’000	Other Operating Expenses US$’000
Villar Mir Energía, S.L.U.	(18)	1
Enérgya VM Gestión de la Energía, S.L.	35,980	1,137
Other related parties	—	55
Total	35,962	1,193
	2022
	Raw materials and energy consumption for production US$’000	Other Operating Expenses US$’000
Villar Mir Energía, S.L.U.	128,211	1,612
Espacio Information Technology, S.A.U.	—	1,008
Enérgya VM Gestión de la Energía, S.L.	4,506	646
Other related parties	—	101
Total	132,717	3,367
“Raw Materials and energy consumption for production” of the related parties from Energya VM Gestión de Energía, SLU (“Energya VM”) relates to the purchase of energy from the latter by the Company’s Europe – Manganese Alloys and Europe – Silicon Metals & Silicon Alloys segment. The agreement was assigned from Villar Mir Energía SLU to Energya VM in October 2022. The Company pays Energya VM a service charge in addition to paying for the cost of energy purchase from the market. The contracts allow for the purchase of energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from Energya VM, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, with the possibility to be extended for additional one-year periods unless terminated with 30 days’ notice.
In December 2022, Ferroglobe Spain Metals and Energya VM entered into a Power Purchase Agreement (PPA). Under this PPA, VM Energía would supply to Sabón plant 65 Gwh on a pay as produced basis during 10 years from the commencement of operation of the Plants. This PPA would cover 10% of the total power consumption of the Sabón plant. The agreement was cancelled in February 2023.
In October 2023, the Company entered into an additional Purchase Price Agreement with Energya VM, effective on November 1, 2023 until June 30, 2027. Energy will be supplied at a fixed price of 77 EUR/MWh on a pay as produced basis (See Note 21).
In December 2023, Ferroglobe Spain Metals and Villar Mir Energía, S.L.U entered into three Power Purchase Agreements (PPAs). Under those PPAs, VM Energía, or a VM Energía subsidiary, will supply to Sabón 368 Gwh/year on a pay as produced basis during 10 years from the commencement of operation of the plants which is expected in 2028 (see Note 21).
In 2023, “Other operating expenses” corresponded to the payment to Energya VM that provides the energy needs of the mining facilities operated by Ferroglobe RAMSA Mining and Ferroglobe Cuarzos Industriales mining in the wholesale power market.
Additionally, in 2022, “Other operating expenses” corresponded to the payment to Espacio Information Technology, S.A. (“Espacio I.T.”), who provided information technology and data processing services to Ferroglobe PLC and certain of its direct and indirect subsidiaries pursuant to several contracts. In April 2022,

Grupo VM sold its interest in Espacio I.T. so those transactions do not involve Grupo VM subsidiary and therefore are no longer considered as related party transactions.
26.   Guarantee commitments to third parties and contingent liabilities
Guarantee commitments to third parties
As of December 31, 2024 and 2023, the Company has provided for commitments to third parties amounting to $15,013 thousand and $7,249 thousand, respectively. The Company has estimated a remote likelihood for potential loss allowance and has not recorded an associated provision.
Contingent liabilities
In the ordinary course of its business, Ferroglobe is subject to lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against it, we do not believe any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition, cash flows, results of operations or liquidity.
Stamp Tax litigation procedure
In February 2021, the Central Economic-Administrative Court ruled against the interest of Ferroglobe in a stamp duty litigation procedure initiated in 2015, where the taxpayer is Abanca. Ferroglobe agreed with Abanca that it continues the litigation at the judiciary level by filing an appeal before the Audiencia Nacional. In January 2023, Audiencia Nacional affirmed the stamp duty reassessment against Abanca but voided the proposed penalty of approximately €600 thousand ($623 thousand). Request for appeal for review of the stamp duty reassessment has been filed before the Spanish Supreme Court. Request for appeal for review was admitted by the Supreme Court on June 12, 2024. As a result of the continuation of this litigation process, with the appropriate granting of bank guarantee by the taxpayer (Abanca), the tax reassessment of approximately €1.4 million ($1.5 million) plus delayed interest is not due at this stage of the process.
Asbestos-related claims
Certain former employees of Ferroglobe France, SAS (formerly known as Pechiney Electrometallurgie, S.A and then known as FerroPem, SAS (“Ferroglobe France”)) may have been exposed to asbestos at its plants in France (Le Giffre which closed in 1993 and Marignac which closed in 2003) in the decades prior to Ferroglobe Group’s purchase of that business in December 2004. During the period in question, Ferroglobe France was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to Ferroglobe pursuant to the 2004 Share Sale and Purchase Agreement under which Ferroglobe acquired Ferroglobe France. Judicial cases were also filed for alleged exposure to asbestos at the Anglefort and Pierrefitte plants, and in late 2024 the Company received information on pre-litigation cases relating to the alleged exposure to asbestos at the Laudun and Montricher plants. As of December 31, 2024, more than 100 such employees have alleged asbestos-related injury to the French social security agencies. Most of these cases include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of Ferroglobe France. Ferroglobe France’s inexcusable negligence has been recognized by the Courts in most cases given that it is deemed to have taken over all asbestos liabilities from Pechiney and Ferroglobe France has no record of Pechiney’s compliance with asbestos regulation during the years when asbestos was installed. While the potential liability to Ferroglobe France is in the aggregate material, the damages to be paid to the claimants has in many cases been successfully reduced. In some cases, experts are appointed by the Court to examine the employees’ medical condition for the purpose of assess the proper amount of damages. When relevant, the cases are litigated. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, Ferroglobe France will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferroglobe France’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on Ferroglobe France’s part. As of December 31, 2024 and 2023, the Company has recorded $587 thousand and $611 thousand, respectively, in Provisions in the statements of financial position.
Environmental matters
In August 2023, Ferroglobe Metallurgical USA, Inc. entered into Consent Decree with the U.S. Department of Justice and the U.S. Environmental Protection Agency (the “EPA”) to resolve two Notices of Violation/Findings of Violation (“NOV/FOV”) that the EPA issued to the Beverly, Ohio, facility. The first NOV/FOV was issued on July 1, 2015 and alleged certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at the Beverly facility. The second NOV/FOV was issued on December 6, 2016 and alleged opacity exceedances at certain units, the failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. Pursuant to the terms of the Consent Decree, the Company is required to install additional pollution control equipment, implement other measures to reduce emissions from the facility, including adherence to limits on sulfur content in raw materials, as well as pay a civil penalty of $2,639 thousand. The court entered the Consent Decree on October 12, 2023, and the Company paid the civil penalty on November 6, 2023.
Other legal procedures
In the first quarter of 2023, Ferroglobe Metallurgical USA, Inc. reached full and final settlements of civil lawsuits arising out of 2018 incident at the Selma, Alabama, facility in which two employees were injured, one of whom later died. The Company’s insurer settled those claims for $18,000 thousand and paid the amounts directly.
27.   Income and expenses
27.1 Sales
Sales by geographical area of our customer locations for the years ended December 31 are as follows:
	2024 US$’000	2023 US$’000	2022 US$’000
Spain	169,541	169,390	282,387
Germany	282,200	276,333	442,331
Other European Countries	211,722	199,789	423,002
USA	573,636	670,854	966,161
Rest of World	406,840	333,668	484,035
Total	1,643,939	1,650,034	2,597,916

27.2 Raw materials and energy consumption for production
Raw materials and energy consumption for production are comprised of the following for the years ended December 31:
	2024 US$’000	2023 US$’000	2022 US$’000
Purchases of raw materials, supplies and goods	699,210	732,661	793,014
Changes in inventories	19,738	83,033	(163,430)
Energy	171,308	(28,651)	324,218
Others	119,911	78,556	301,419
Write-down of raw materials	3,377	2,192	12,342
Write-down of finished goods	13,586	11,495	17,523
Total	1,027,130	879,286	1,285,086
For the year ended December 31, 2024, the energy cost was reduced by the ARENH benefit and separate contract received from our French energy provider amounting to $63,032 thousand ($186,211 thousand for the year ended December 31, 2023) (See Note 11).
27.3 Other operating income
Other operating income is comprised of the following for the years ended December 31:
	2024 US$’000	2023 US$’000	2022 US$’000
Energy	—	—	53,802
Carbon dioxide emissions allowances	75,903	80,316	88,952
Others	8,475	20,676	4,602
Total	84,378	100,992	147,356
Carbon dioxide emission allowances arise from the difference between the fair value of the allowances granted and the nominal amount paid. The deferred income is recognized as “Other operating income” on a systematic basis on the proportion of the carbon dioxide emitted over total carbon dioxide expected to be emitted for the compliance period on the consolidated income statements (see Note 14). During 2024, the Company recorded income related to this totaling $75,903 thousand ($80,316 thousand in 2023 and $88,952 thousand in 2022).
As the Company emits carbon dioxide, it recognizes a provision for its obligation to deliver the carbon dioxide emissions allowances at the end of the compliance period. The provision is remeasured and recorded as an expense at the end of each reporting period at historical cost for the emission rights (allowances). Provision for its obligation to deliver the carbon dioxide emissions is presented in the consolidated income statements.
During the year ended December 31, 2023, the Company recognized an income of $10,164 thousand classified within others, related to a contingent consideration resulting from the agreement entered with Kehlen Industries Management, S.L., for the sale of the hydro-electric assets in 2019.
Energy income in 2022 mainly related to the benefit received from our French energy provider to stop production in Q4 2022.

27.4 Staff costs
The average monthly number of employees (including Executive Directors) was:
	2024 US$’000	2023 US$’000	2022 US$’000
Directors	9	9	9
Senior Managers	239	316	288
Employees	3,175	3,214	3,173
Total	3,423	3,539	3,470
Refer to the Directors’ Remuneration Report on page 39 of these financial statements for additional information.
Staff costs are comprised of the following for the years ended December 31:
	2024 US$’000	2023 US$’000	2022 US$’000
Wages, salaries and similar expenses	201,720	220,293	232,880
Pension plan contributions	7,952	7,978	7,977
Employee benefit costs	70,192	77,588	73,953
Total	279,864	305,859	314,810
Share-based compensation
Equity Incentive Plan
On May 29, 2016, the board of Ferroglobe PLC adopted the Ferroglobe PLC Equity Incentive Plan (the “Plan”) and on June 29, 2016 the Plan was approved by the shareholders of the Company. The Plan is a discretionary benefit offered by Ferroglobe PLC for the benefit of selected senior employees of Ferroglobe PLC and its subsidiaries. The Plan’s main purpose is to reward and foster performance through share ownership. Awards under the plan may be structured either as conditional share awards or options with a $nil exercise price (nil cost options) for awards granted prior to 2021, and with a strike of 0.01 for awards granted since 2021. The awards are subject to a service condition of three years from the date of grant, except from the options granted in 2020 which are subject to a service condition of four years from the date of grant, to the extent that performance conditions are satisfied, and subject to continued service with the Company, remain exercisable until their expiration date. In the case of the options granted in 2021 the options vested on January 1, 2024.

Details of the Plan awards during the current and prior years are as follows:
Number of awards
Outstanding as of December 31, 2021	4,359,436
Granted during the period	848,710
Exercised during the period	(208,076)
Expired/forfeited during the period	(1,198,364)
Outstanding as of December 31, 2022	3,801,706
Granted during the period	1,044,449
Exercised during the period	(7,986)
Expired/forfeited during the period	(277,576)
Outstanding as of December 31, 2023	4,560,593
Granted during the period	894,468
Exercised during the period	(617,463)
Expired/forfeited during the period	(544,644)
Outstanding as of December 31, 2024	4,292,954
Exercisable as of December 31, 2024	2,018,502
The awards outstanding under the Plan at December 31, 2024 and December 31, 2023 were as follows:
Grant Date	Performance Period	Expiration Date	Exercise Price	Fair Value at Grant Date	2024	2023
June 19, 2024	December 31, 2026	—	0.01	$7.22	891,135	—
May 30, 2023	December 31, 2025	—	0.01	$6.64	966,346	1,044,449
September 22, 2022	December 31, 2024	—	0.01	$8.53	416,972	571,134
September 9, 2021	December 31, 2021	September 9, 2031	0.01	$8.83	675,137	1,255,824
December 16, 2020	December 31, 2020	December 16, 2030	nil	$1.23	1,058,698	1,352,788
March 13, 2019	December 31, 2021	March 13, 2029	nil	$2.69	123,743	129,824
June 14, 2018	N/A	June 14, 2028	nil	$9.34	—	44,650
March 21, 2018	December 31, 2020	March 21, 2028	nil	$22.56	50,689	51,690
June 1, 2017	December 31, 2019	June 1, 2027	nil	$16.77	77,712	77,712
November 24, 2016	December 31, 2018	November 24, 2026	nil	$16.66	32,522	32,522
					4,292,954	4,560,593
The awards outstanding as of December 31, 2024 have a weighted average remaining contractual life of 3.64 years (8.52 years in 2023 and 8.33 years in 2022).
The weighted average share price at the date of exercise for stock options exercised in the year ended December 31, 2024 was $4.95 ($4.92 in 2023 and $6.46 in 2022).
As of December 31, 2024, all of the outstanding awards were subject to performance conditions (4,515,944 awards in 2023 and 3,757,056 awards in 2022). For those awards subject to performance conditions, upon completion of the three-year service period, the recipient will receive a number of shares or nil cost options of between 0% and 150% of the above award numbers, depending on the financial performance of the Company during the performance period. In addition, the grants are subject to a multiplier for successful completion of the Company’s ESG action plan 2023-2025 which can either reduce or increase the total amounts of payouts. The multiplier ranges from 90% to 120% based on the related accomplishment of the ESG-specific targets.
The performance conditions for the shares granted in 2024 can be summarized as follows:

Vesting Conditions
70% based on average ROCE
30% based on total shareholder return (TSR) relative to a comparator group
The performance conditions for the shares granted in 2023 and 2022 can be summarized as follows:
Vesting Conditions
40% based on cumulative earnings before interest and tax (EBIT)
40% based on cumulative operational cash flow
20% based on total shareholder return (TSR) relative to a comparator group
Fair Value
The weighted average fair value of the awards granted during the year ended December 31, 2024 was $7.22 ($6.64 in 2023 and 8.53 in 2022). The Company estimates the fair value of the awards using Stochastic and Black-Scholes option pricing models (Level 3). Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.
The following assumptions were used to estimate the fair value of the awards:
	Grant date
	June 19, 2024	May 30, 2023	September 22, 2022
Grant date share price	$5.17	$4.50	$5.76
Exercise price	0.01	0.01	0.01
Expected volatility	59.4%	87.7%	94.3%
Option life	3.00 years	3.00 years	3.00 years
Dividend yield	—	—	—
Risk-free interest rate	4.44%	4.13%	4.12%
Remaining performance period at grant date (years)	3.00	3.00	3.00
Company TSR at grant date	(1.78)%	0,64%	(27.2)%
Median comparator group TSR at grant date	8.41	10.5	10.5
The Company’s TSR relative to the median comparator group TSR and median index TSR at grant date may impact the grant date fair value; starting from an advantaged position increases the fair value and starting from a disadvantaged position decreases the fair value.
To model the impact of the TSR performance conditions, we have calculated the volatility of the comparator group using the same method used to calculate the Company’s volatility, using historical data, where available, which matches the length of the remaining performance period grant date.
The Company’s correlation with its comparator group was assessed on the basis of all comparator group correlations, regardless of the degree of correlation, have been incorporated into the valuation model.
For the year ended December 31, 2024, share-based compensation expense related to all non-vested awards amounted to $4,924 thousand, which is recorded in staff costs ($7,402 thousand in 2023 and $5,836 thousand in 2022).

27.5 Other operating expenses
Other operating expenses are comprised of the following for the years ended December 31:
	2024 US$’000	2023 US$’000	2022 US$’000
Carbon dioxide credit	75,756	81,870	100,220
Services of independent professionals	52,692	40,687	74,552
Freight cost	61,942	51,415	78,245
Insurance premiums	14,982	15,506	14,963
Tax	12,802	11,280	15,919
Other operating expenses	47,008	69,332	62,353
Total	265,182	270,090	346,252
27.6 Depreciation and amortization
Depreciation and amortization is comprised of the following for the years ended December 31:
	2024 US$’000	2023 US$’000	2022 US$’000
Amortization of intangible assets (Note 7)	474	663	725
Depreciation of property, plant and equipment (Note 8)	74,989	72,869	80,834
Total	75,463	73,532	81,559
27.7 Finance income and finance costs
Finance income is comprised of the following for the years ended December 31:
	2024 US$’000	2023 US$’000	2022 US$’000
Gain from financial assets measured at fair value (Note 9)	3,237	—	—
Other finance income	4,011	5,422	2,274
Total	7,248	5,422	2,274
Other finance income for the year ended December 31, 2024 is mainly due to interest received from money market funds of $2,558 thousand.
Finance costs are comprised of the following for the years ended December 31:
	2024 US$’000	2023 US$’000	2022 US$’000
Interest on debt instruments (Note 19)	1,776	24,414	40,913
Interest on loans and bank borrowings (Note 17 and Note 20)	7,198	3,794	9,482
Interest on leases (Note 18)	5,935	5,199	1,587
Interest on note and bill discounting	563	127	125
Other finance costs	6,470	5,259	8,908
Total	21,942	38,793	61,015
Interest on debt instruments has decreased as of December 31, 2024 due to the full redemption of the Reinstated Senior Notes by $147,624 thousand in February 2024 (see Note 19). As the Notes were redeemed at

102.34375% of the principal amount, the Company paid a call premium of $3,460 thousand, which was recorded within other finance costs.
27.8 Impairment loss
Impairment (loss) gain is comprised of the following for the years ended December 31:
	2024 US$’000	2023 US$’000	2022 US$’000
Impairment of goodwill (Note 6)	(15,483)	—	—
Impairment of property, plant and equipment (Note 8)	(24,940)	(25,768)	(56,999)
Impairment of non-current financial assets	(2,629)	478	—
Impairment loss	(43,052)	(25,290)	(56,999)
28.   Remuneration of key management personnel
The remuneration of the key management personnel (14 employees for the years ended December 31, 2024, 2023 and 2022 respectively), which comprises the Company’s management committee, during the years ended December 31 is as follows:
	2024 US$’000	2023 US$’000	2022 US$’000
Fixed remuneration	5,889	5,894	5,404
Variable remuneration	4,898	4,492	5,199
Contributions to pension plans and insurance policies	321	299	315
Share-based compensation	3,939	7,402	5,937
Termination benefits	281	262	316
Other remuneration	19	18	16
Total	15,347	18,367	17,187
During 2024, 2023 and 2022, no loans and advances have been granted to key management personnel.
29.   Financial risk management
Ferroglobe operates in an international and cyclical industry which exposes it to a variety of financial risks such as currency risk, liquidity risk, interest rate risk, credit risk and risks relating to the price of finished goods, raw materials and power.
The Company’s management model aims to minimize the potential adverse impact of such risks upon the Company’s financial performance. Risk is managed by the Company’s executive management, supported by the Risk Management, Treasury and Finance functions. The risk management process includes identifying and evaluating financial risks in conjunction with the Company’s operations and quantifying them by project, region and subsidiary. Management provides written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity.
The financial risks to which the Company is exposed in carrying out its business activities are as follows:
a)   Market risk
Market risk is the risk that the Company’s future cash flows or the fair value of its financial instruments will fluctuate because of changes in market prices. The primary market risks to which the Company is exposed comprise foreign currency risk, interest rate risk and risks related to power.

Foreign currency risk
Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are largely determined in international markets, primarily in USD and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. As of December 31, 2024 and December 31, 2023, the Company was not party to any foreign currency forward contracts.
In July 2021, the Company completed a restructuring of its $350,000 thousand of senior unsecured Notes due 2022. This included the issue of additionally $60,000 thousand (which were fully repaid in June 2022) of super senior secured Notes due 2025 (see Note 19) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in USD, whereas its operations principally generate a combination of USD and Euro cash flows. As of December 31, 2023 the debt balance related to the Reinstated Senior Notes was $154,780 thousand, which were fully repaid in February 2024.
During the year ended December 31, 2024 and 2023 the Company did not enter into any cross currency swaps.
Foreign currency sensitivity analysis
The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, accounts receivable, accounts payable and inventories that are denominated in foreign currency.
Depreciation or appreciation of the USD by 10% against EUR, CAD and ZAR at December 31, 2024, while all other variables remained constant, would have increased or (decreased) the net profit before tax of $5,165 thousand ($16,502 thousand in 2023).
Interest rate risk
Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise bank borrowings (see Note 17) and other financial liabilities (see Note 20).
During the years ended December 31, 2024 and 2023, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities.
Interest Rate Sensitivity analysis
At December 31, 2024, an increase of 1% in interest rates would have given rise to additional borrowing costs of $714 thousand (2023: $604 thousand).
Power risk
Power generally constitutes one of the larger expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2024, Ferroglobe’s total power consumption was 5,915 gigawatt-hours (5,834 in 2023), with power contracts that vary across its operations.
For the years ended December 31, 2024 and 2023, respectively, Ferroglobe engaged in discussions with energy companies to secure Power Purchase Agreements (“PPAs”) based on Solar and wind generation. Four PPAs were signed in July 2024 with a total volume of 150,000 MWhs/year at a fixed price between 43 and 58 EUR/MWh. In November 2024, the Company entered into an additional PPA on a pay as produced basis at a maximum price of 50 EUR/MWh during 10 years from the commencement of operation of the plants which is expected in 2029. Two wind PPAs were signed in 2023 with a total volume of 130 GWh at a fixed price between 50 and 77 EUR/MWh, with one being cancelled in 2024. Additionally, in December, 2023, the Company entered into three PPAs to supply to Sabón 285 GWh/year on a pay as produced basis at a maximum price of 50 EUR/MWh for 10 years from the commencement of operation of the plants which is expected in 2028.
Certain of the Company’s subsidiaries have their power needs covered by a three-year agreement ending in 2025. Regulation enacted in 2015 enables French subsidiaries of the Company to benefit from reduced transmission tariffs, interruptibility compensation (an agreement whereby the companies agree to interrupt production in response to surges in demand across the French electricity grid), as well as receiving compensation for indirect carbon dioxide costs under the EU Emission Trading System (ETS) regulation.
Power Risk Sensitivity analysis
At December 31, 2024 a 10% change in total power consumption would yield a $23,434 thousand increase or (decrease) in our energy expenditures and resulting opposite impact to net profit before tax.
b)   Credit risk
Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company’s main credit risk exposure related to financial assets is set out in Note 9 and includes trade and other receivables and other financial assets.
Trade and other receivables consist of a large number of customers, spread across diverse industries and geographical areas. The Company has established policies, procedures and controls relating to customer credit risk management. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, the Company insures its trade receivables with reputable credit insurance companies.
Since October 2020, the Company entered into a factoring program where the receivables of some of the Company’s French and Spanish entities are prefinanced by a factor (see Note 9 and 16). In February 2022, Ferroglobe Spain Metals signed an additional factoring agreement with Bankinter.
c)   Liquidity risk
The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. Changes in financial assets and liabilities are monitored on an ongoing basis.
As of December 31, 2024 and 2023, Ferroglobe had restricted cash and cash and cash equivalents of $133,271 thousand and $137,649 thousand, respectively. As of December 31, 2024, the Company’s total outstanding debt is $210,554 thousand ($310,998 thousand in 2023), consisting of $114,370 thousand (2023: $61,525 thousand) in short-term , including the current portion of long-term debt and $96,184 thousand (2023: $249,463 thousand) in long-term debt.
The Company’s main sources of financing are as follows:
•
In 2021, the Company exchanged 98.6% of its $350 million 9.375% senior unsecured notes due in March 2022 (the “Old Notes”) for total consideration of (i) $1,000 aggregate principal amount of the new 9.375% senior secured notes due in 2025 (the “Reinstated Senior Notes”) for each $1,000 aggregate principal amount of Old Notes, plus (ii) cash amount to $51.6 million, which the Company’s Parent applied as cash consideration for a subscription of new ordinary shares of the Company.

In July 2023, the Company via its subsidiary issuers of Reinstated Senior Notes partially redeemed such Reinstated Senior Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $150.0 million of the Reinstated Senior Notes plus accrued and unpaid interest of $14.0 million.
In February 2024, the Company completed the full redemption of the Reinstated Senior Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $147,624 thousand of the Reinstated Senior Notes, the entire amount outstanding as of the redemption date, plus accrued and unpaid interest and call premium of $4,075 thousand.
•
In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”) to borrow an aggregate principal amount of €44.9 million ($50.2 million) in connection with the industrial development projects relation to a silicon purification project at an annual interest rate of 3.6%. The Company is required to repay this loan in seven instalments commencing in 2023 and to be completed by 2030.

•
In October 2020, the Company signed a factoring agreement with a financial institution for anticipating the collection of receivables of the Company’s European subsidiaries. During 2024, the factoring agreement provided upfront cash consideration of $427,772 thousand ($431,274 thousand in 2023). The Company has repaid $420,873 thousand ($454,576 thousand in 2023), recognizing bank borrowing debt of $35,059 thousand as of December 31, 2024 (2023: $30,683 thousand).

•
In February 2022, a Company subsidiary signed an additional factoring agreement with Bankinter. This program offers the possibility to sell the receivables corresponding to 11 customers pre-approved by the bank and its credit insurers.

•
In June 2022, a Company subsidiary entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with BMO as lender and agent. The maximum amount available under the ABL Revolver is subject to a borrowing base test comprising North American inventory and accounts receivable. For the years ended December 31, 2024 and 2023, the Company drew down $32,000 thousand and $1,000 thousand, respectively, which has been fully repaid, yielding no balance due as of the end of both years.

•
In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4.5 million ($5.3 million), to finance the Company’s activities in France. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by 2026. The Company is liable for a fee of 0.5% equal based on the total borrowed capital.

•
In 2020, a Company subsidiary entered into a loan agreement with Investissement Québec to borrow an aggregate principal amount, interest-free, of CAD 7.0 million ($5.5 million) to finance its capital expenditures activities in Canada. The loan is to be repaid over a seven-year period, with payments deferred for the first three years from the inception of the loan.

•
In March 2022, two Spanish Company subsidiaries and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million ($38.3 million). This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain as a result of the COVID-19 pandemic.

•
In September 2024, a U.S. Company subsidiary and Citizens entered into three lease schedules from October to December 2024 pursuant to terms and conditions of the Master Lease Agreement. The company started to lease assets for a three or five-year period, receiving $6.1 million upfront as part of a sale of assets to the Lessor. In return, the Company will make monthly lease payments of $130 thousand over a 3-year period and $35 thousand over a 5-year period.

•
The BME’s (Spanish Stock Exchange) fixed income market admitted the Company’s Commercial Paper Program to trading for a maximum outstanding amount of EUR 50 million. The commercial paper to be issued under the program will have unit denominations of EUR 100 thousand with maturities up to two years. Under this program, the Company will be able to issue commercial paper flexibly over 12 months. This program is led by Bankinter as arranger and agent. In December 2024, Ferroglobe PLC issued 99 commercial paper units totalling EUR 9,900 thousand ($10,255 thousand) at a fixed rate of 5.88%.
•
In December 2024, one of the Company’s French subsidiaries entered into a loan agreement with Banque Palatine to borrow an aggregate principal of €7,000 thousand ($7,272 thousand). This loan is guaranteed by a pledge on a future receivable consisting of the Anglefort plant Co2 compensation credits to be received from the French Government in the first half of 2025. This outstanding debt balance is due by September 2025 if the French Government fails to remit the relevant Co2 credits prior. This facility bears interest at Euribor 3-month plus 1%.

•
In December 2024, Ferroglobe South Africa as borrower, Ferroglobe PLC as a guarantor and ABSA bank entered into the ABSA financing facility for a total amount of up to ZAR 350 million ($18.5 million). The amount available for drawdown is calculated based on collateral composed of eligible receivables and inventory. Drawdowns accrue interest at the Prime Rate (ZAR) less 1.18%.

Quantitative information
i.
Interest rate risk:

At December 31, the Company’s interest-bearing financial liabilities were as follows:
	2024
	Fixed rate U.S.$’000	Floating rate U.S.$’000	Total U.S.$’000
Bank borrowings (Note 17)	14,831	42,331	57,162
Obligations under leases (Note 18)	69,452	—	69,452
Debt instruments (Note 19)	—	10,135	10,135
Other financial liabilities (Note 20)	52,380	19,484	71,864
	136,663	71,950	208,613
	2023
	Fixed rate U.S.$’000	Floating rate U.S.$’000	Total U.S.$’000
Bank borrowings (Note 17)	15,865	30,683	46,548
Obligations under leases (Note 18)	66,250	—	66,250
Debt instruments (Note 19)	154,780	—	154,780
Other financial liabilities (Note 20)	57,218	20,224	77,442
	294,113	50,907	345,020

ii.
Liquidity risk:

The table below summarizes the Company’s financial liabilities to be settled by the Company based on their maturity as of December 31, 2024, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The table below assumes that the principal will be paid at maturity daite.

	2024
	Less than 1 year US$’000	Between 1-2 years US$’000	Between 2-5 years US$’000	After 5 years US$’000	Total US$’000
Bank borrowings	43,251	681	13,230	—	57,162
Leases	14,225	14,504	26,155	114,925	169,809
Debt instruments	10,268	—	—	—	10,268
Financial loans from government agencies	47,283	9,408	12,960	—	69,651
Payables to related parties	2,664	—	—	—	2,664
Payable to non-current asset suppliers	7,066	143	—	—	7,209
Contingent consideration	2,163	1,489	—	—	3,653
Trade and other payables	157,064	—	—	—	157,064
	283,985	26,225	52,345	114,925	477,479
	2023
	Less than 1 year US$’000	Between 1-2 years US$’000	Between 2-5 years US$’000	After 5 years US$’000	Total US$’000
Bank borrowings	31,635	—	1,683	13,230	46,548
Leases	12,923	13,778	21,946	126,111	174,758
Debt instruments	19,692	168,705	—	—	188,397
Financial loans from government agencies	14,653	51,243	15,444	3,586	84,926
Payables to related parties	2,198	—	—	—	2,198
Payable to non-current asset suppliers	9,791	336	—	—	10,127
Contingent consideration	400	983	677	—	2,060
Trade and other payables	183,375	—	—	—	183,375
	274,667	235,045	39,750	142,927	692,389
Additionally, as of December 31, 2024, the Company has long-term power purchase commitments amounting to $293,709 thousand ($434,507 thousand in 2023), which represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchase.
The Reindus and the SEPI loans classified as financial loans from government agencies have early redemption options.

Changes in liabilities arising from financing activities
The changes in liabilities arising from financing activities during the year ended December 31, 2024 and 2023 were as follows:
	January 1, 2024	Changes from financing cash flows	Effect of changes in foreign exchange rates	Interest expenses	Other changes	December 31, 2024
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Bank borrowings (Note 17)	46,548	9,529	(2,389)	3,887	(413)	57,162
Obligations under leases (Note 18)	66,250	(16,201)	—	5,935	13,468	69,452
Debt instruments (Note 19)	154,780	(144,993)	(114)	1,799	(1,337)	10,135
Financial loans from government agencies (Note 20)	77,442	(3,458)	(4,034)	4,371	(2,457)	71,864
Total liabilities from financing activities	345,020	(155,123)	(6,537)	15,992	9,261	208,613
Other amounts paid due to net financing activities		(20,385)
Net cash (used) in financing activities		(175,508)
	January 1, 2023	Changes from financing cash flows	Effect of changes in foreign exchange rates	Interest expenses	Other changes	December 31, 2023
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Bank borrowings (Note 17)	77,833	(26,798)	1,716	2,568	(8,771)	46,548
Obligations under leases (Note 18)	58,536	(14,967)	1,721	5,199	15,761	66,250
Debt instruments (Note 19)	343,442	(209,245)	—	22,989	(2,406)	154,780
Financial loans from government agencies (Note 20)	98,661	(23,740)	2,565	4,847	(4,891)	77,442
Total liabilities from financing activities	578,472	(274,750)	6,002	35,603	(307)	345,020
Other amounts paid due to net financing activities		(7,397)
Net cash (used) in financing activities		(282,147)

30.   Fair value measurement
Fair value of assets and liabilities that are measured at fair value
The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities that are carried at fair value in the statement of financial position:
	December 31, 2024
	Total US$’000	Quoted prices in active markets (Level 1) US$’000	Significant observable inputs (Level 2) US$’000	Significant unobservable inputs (Level 3) US$’000
Property, plant and equipment (Note 8):
Property, plant and equipment	21,058	—	21,058	—
Other financial assets (Note 9):
Equity securities	1,815	1,815	—	—
Financial investments	5,500	—	—	5,500
Other financial instruments (Note 21):
Derivative financial assets – PPA	23,649	—	23,649	—
Derivative financial liabilities – PPA	(1,045)	—	(1,045)	—
Other liabilities (Note 23):
Contingent consideration in a business combination	(3,338)	—	—	(3,338)
	December 31, 2023
	Total US$’000	Quoted prices in active markets (Level 1) US$’000	Significant observable inputs (Level 2) US$’000	Significant unobservable inputs (Level 3) US$’000
Other financial assets (Note 9):
Listed equity securities	1,080	1,080	—	—
Other financial instruments (Note 21):
Derivative financial assets – PPA	26,684	—	26,684	—
Derivative financial liabilities – PPA	(699)	—	(699)	—
Other liabilities (Note 23):
Contingent consideration in a business combination	(1,732)	—		(1,732)

A reconciliation of the beginning and ending balances of all liabilities at fair value on recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2024, presented as follows:
Total US$’000
Fair value at December 31, 2021	(26,527)
Changes in fair value through profit or loss	1,758
Payments	18,931
Fair value at December 31, 2022	(5,838)
Changes in fair value through profit or loss	(717)
Payments	4,823
Fair value at December 31, 2023	(1,732)
Changes in fair value through profit or loss	(5,467)
Payments	3,861
Fair value at December 31, 2024	(3,338)
31.   Other disclosures
Restricted Net Assets
Certain of our entities are restricted from remitting certain funds to us in the form of cash dividends or loans by a variety of contractual requirements. These restrictions are related to standard covenant requirements included in our bank borrowings and debt instruments, such as the SEPI loan and the ABL Revolver. Additionally, the Company has certain restrictions in its partnerships with Dow Silicones Corporation. Consequently, net assets from Ferroglobe subsidiaries Ferroglobe USA Inc, and other subsidiaries in the U.S.A, Ferroglobe Canada, Ferroglobe Spain Metals and the partnerships with Dow are restricted. Please refer to Notes 9, 17 and 20 for further details of these restrictions.
As of December 31, 2024 and 2023 the restricted net assets of the Ferroglobe Group’s subsidiaries were $304,293 thousand and $328,572 thousand, respectively. The Company performed a test on the restricted net assets of combined subsidiaries in accordance with Securities and Exchange Commission (“SEC”) Rule 5-04 (c) of Regulation S.X ‘what schedules are to be filed’ and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company at December 31, 2024 and 2023.
32.   Events after the reporting period
Management has evaluated subsequent events after the balance sheet date, through the issuance of these consolidated financial statements, for appropriate accounting and disclosures.
SEPI loan repayment
In March 2025, the Company partially repaid the SEPI loan as per the agreed amortization schedule of $17,960 thousand.
Dividend payment
In March 2025, the Company distributed dividends to its ordinary shareholders totaling $2,613 thousand.

PARENT COMPANY BALANCE SHEET
AS OF DECEMBER 31, 2024 AND 2023
	Notes	2024	2023
		US$’000	US$’000
ASSETS
Non-current assets
Investment in subsidiaries	2	649,936	645,088
Property, plant and equipment	7	338	462
Loans to group companies	3	3,250	54,959
Total non-current assets		653,524	700,509
Current assets
Trade and other receivables	3	347	1,443
Trade and other receivables from subsidiaries	3	26,619	37,932
Other current assets		368	390
Cash and cash equivalents		614	227
Total current assets		27,948	39,992
Total assets		681,472	740,501
EQUITY AND LIABILITIES
Equity
Share capital		1,964	1,964
Share Premium		75,073	75,073
Other Reserves	5	(224,394)	(226,815)
Retained earnings		711,258	739,524
Total equity		563,901	589,746
Non-current liabilities
Lease liabilities	8	286	406
Loans from group companies	4	61,447	37,999
Other non-current liabilities		—	198
Total non-current liabilities		61,733	38,603
Current liabilities
Debt instruments	6	10,135	—
Lease liabilities	8	137	126
Trade and other payables	4	3,196	2,365
Loans from group companies	4	10,303	67,903
Trade and other payables to subsidiaries	4	31,967	41,652
Other current liabilities		100	106
Total current liabilities		55,838	112,152
Total equity and liabilities		681,472	740,501
Notes 1 to 10 are an integral part of these financial statements.
The Company reported a loss for the financial year ended December 31, 2024, of $18,508 thousand (2023: loss of $5,429 thousand.)
The financial statements of Ferroglobe PLC with registration number 9425113 were approved by the Board and authorized for issue on May 22, 2025.
Signed on behalf of the Board.
Dr. Marco Levi
Director

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY FOR 2024 AND 2023
Thousands of U.S. Dollars
	Equity attributable to equity holders of the Company
	Share capital US$’000	Other reserves US$’000	Share Premium US$’000	Result for the year US$’000	Retained earnings US$’000	Total US$’000
Balance at 31 December, 2022	1,964	(234,031)	75,073		734,095	577,101
Share-based compensation		7,216				7,216
Comprehensive (loss) income for the year				5,429		5,429
Transfer of the year income				(5,429)	5,429	—
Balance at 31 December, 2023	1,964	(226,815)	75,073	—	739,524	589,746
Share-based compensation		4,848				4,848
Own shares acquired		(2,427)				(2,427)
Dividends paid					(9,758)	(9,758)
Comprehensive (loss) income for the year				(18,508)		(18,508)
Transfer of the year loss				18,508	(18,508)	—
Balance at 31 December, 2024	1,964	(224,394)	75,073	—	711,258	563,901
Notes 1 to 10 are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2024 AND 2023
1.   General information
Ferroglobe PLC is a public limited company incorporated in the United Kingdom on February 5, 2015. The Company’s registered office is The Scalpel, 18th Floor, 52 Lime Street, London, United Kingdom, EC3M 7AF.
Ferroglobe PLC is the parent company of Ferroglobe group, which is among the world’s largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers.
1.1 Basis of presentation
The separate financial statements of the Company are presented as required by the Companies Act 2006. The Company meets the definition of a qualifying entity under FRS 100 (Financial Reporting Standard 100) issued by the Financial Reporting Council (the “FRC”). In the year ended December 31, 2024, the Company has continued to adopt FRS 101 as issued by the FRC. Accordingly, the financial statements have therefore been prepared in accordance with FRS 101 (Financial Reporting Standard 101) Reduced Disclosure Framework as issued by the FRC incorporating the Amendments to FRS 101 issued by the FRC in July 2015 and July 2016.
As permitted by FRS 101, the Company has taken advantage of the disclosure exemptions available under that standard in relation to share-based payment, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cash flow statement, certain related party transactions and the requirements of paragraphs 30 and 31 of IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ in relation to standards not yet effective. Where required, equivalent disclosures are given in the consolidated financial statements. The Company also has taken exemption from presenting the Parent Company Profit & Loss account in accordance with section 408 of Companies Act 2006.
1.2. Significant accounting policies
The financial statements have been prepared on the historical cost basis except for the re-measurement of certain financial instruments to fair value. The principal accounting policies adopted are the same as those set out in Notes 3 and 4 to the consolidated financial statements except as noted below.
Investment in subsidiaries and impairment
Investment in subsidiaries is stated at cost less, where appropriate, provisions for impairment. At each balance sheet date, the Company reviews the carrying amount of its investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).
Recoverable amount is the higher of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows are discounted to the present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.
Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.
Share-based compensation
The Company operates a share-based compensation plan with certain equity and cash-settlement options for its subsidiaries. The subsidiary that receives the services from the given employee who is granted share based options recognizes share-based compensation expense based on the estimated grant date fair value of share-based awards using a Black-Scholes option pricing model. The Company recognizes an increase in equity and the corresponding debit as a contribution to the subsidiary. If the terms of an award are modified in a manner that affects both the fair value and vesting of the award, the total amount of remaining unrecognized compensation cost (based on the grant-date fair value) and the incremental fair value of the modified award are recognized over the amended vesting period.
Impact of new International Financial Reporting Standards
There are no new or amended standards or interpretations adopted during the year that have a significant impact on the financial statements.
Currency
Ferroglobe PLC functional currency is U.S. Dollars.
Going concern
The financial statements for the period ended December 31, 2024 have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.
As part of assuring the going concern basis of preparation for the company, the ability and intent of the Ferroglobe Group to support the company has been taken into consideration. The Group has generated positive cash flows in fiscal year 2024 and anticipates generating sufficient cash from operations to satisfy its short and long-term liquidity needs.
The directors note that the Company’s going concern position is directly linked to that of the Group and those conclusions are set out within note 3.1 of the Group’s Consolidated Financial Statements on page 88. Considering the above, the directors have a reasonable expectation that the Company will continue in operational existence for at least 12 months from the date of signing the financial statements. The Company therefore continues to adopt the going concern basis in preparing its financial statements,
Critical accounting judgements and key sources of estimation uncertainty
In the application of the Company’s accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
In the current year there are no critical accounting estimates or judgements that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities within the next financial year.

2. Investment in subsidiaries
The Company’s investments at the balance sheet date in the share capital of its subsidiaries include the following:
Company	Country	Ownership	Currency	Purpose
Ferroglobe Holding Company, LTD	United Kingdom	100%	USD	Electrometallurgy
Investments in subsidiaries are stated at cost less provision for impairments and the Directors believe that the carrying value of the investments is supported by their underlying net assets recoverable value.
The change in carrying value of investments is as follows:
	2024 US$’000	2023 US$’000
Cost:
At January 1	645,088	629,284
Additions	4,848	15,804
At December 31	649,936	645,088
Net book Value at December 31	649,936	645,088
Additions during fiscal year 2024 and 2023 relate to share-based awards granted by Ferroglobe PLC to the employees of its subsidiaries. These awards are treated as a contribution to the subsidiary.
The following are the main trading subsidiaries of the Company:
	Percentage of ownership
Name	Direct	Indirect	Country of incorporation	Nature of the business
Ferroglobe Spain Metals, S.A.U(***)	—	100.0	Spain (1)	Electrometallurgy
Ferroglobe France SAS(*)	—	100.0	France (2)	Electrometallurgy
Ferroglobe South Africa (Pty) Ltd(*)	—	100.0	South Africa (3)	Electrometallurgy
Ferroglobe U.S.A, Inc(***)	—	100.0	United States of America (4)	Electrometallurgy
Ferroglobe U.S.A Metallurgical, Inc.(**)	—	100.0	United States of America (4)	Electrometallurgy
WVA Manufacturing, LLC(**)	—	100.0	United States of America (5)	Electrometallurgy
Quebec Silicon LP(**)	—	100.0	Canada (6)	Electrometallurgy
Ferroglobe Argentina, S.R.L(**)	—	100.0	Argentina (7)	Electrometallurgy
Ferroglobe Mangan Norge AS(*)	—	100.0	Norway (8)	Electrometallurgy
Ferroglobe Manganese France SAS(*)	—	100.0	France (9)	Electrometallurgy
Ferroglobe Monzón, S.L.(*)	—	100.0	Spain (1)	Electrometallurgy
Ferroglobe Finance Company, PLC(***)	—	100.0	United Kingdom (10)	Electrometallurgy
Ferroglobe Holding Company, LTD	100.0	—	United Kingdom (10)	Electrometallurgy

(*)
Investment held through Ferroglobe Spain Metals, S.A.U

(**)
Investment held through Ferroglobe U.S.A, Inc

(***)
Investment held through Ferroglobe Holding Company, LTD

Registered Offices:
1.
Pº Castellana, Nº 259-D Planta 49ª, 28046, Madrid, Spain

2.
Immeuble Landart, bâtiment A, 3ème étage, 711 Avenue des Landiers, 73000 Chambery

3.
Joubertsrust 310 JS, Voortrekker Road, PO Box 214, eMalahleni (Witbank) 1035, South Africa

4.
1595 Sparling Road, Waterford OH 45786, United States

5.
Route 60 East, Alloy WV 25002, United States

6.
6500 Rue Yvon-Trudeau, Becancour Québec G9H 2V8, Canada

7.
Pico 1641 - Floor 8th - Rooms A and C, Buenos Aires, Argentina

8.
Mo Industripark, 8624 Mo-i-Rana, Norway

9.
Route de l’Écluse de Mardyck – Port 3242 BP60181 59760 Grande-Synthe, France

10.
The Scalpel, 18th Floor, 52 Lime Street, London, United Kingdom, EC3M 7AF

Further information about subsidiaries, including disclosures about non-controlling interests, is provided in Note 2 to the consolidated financial statements.
3. Trade and other receivables
	2024			2023
	Non-current US$’000	Current US$’000	Total US$’000	Non-current US$’000	Current US$’000	Total US$’000
Loans receivable from subsidiaries	3,250	—	3,250	54,959	—	54,959
Amounts receivable from subsidiaries	—	35,651	35,651	—	46,964	46,964
Less – allowance for doubtful debts	—	(9,032)	(9,032)	—	(9,032)	(9,032)
VAT recoverable	—	347	347	—	1,443	1,443
Total	3,250	26,966	30,216	54,959	39,375	94,334
Current amounts due from subsidiaries are repayable on demand and are non-interest bearing.
Non-current loans receivable from subsidiaries of $3,250 thousand bear interest at a rate of 7.86% per annum. In 2024 an addendum was signed to modify the interest rate as of April 1, 2024 from 9.32% to 7.86%
The contractual maturity of loans receivable from subsidiaries at December 31, 2024, is as follows:
Amount US$’000
Due in 2026	3,250
Total	3,250
The changes in the allowance for doubtful debts during 2024 and 2023 were as follows:
Allowance US$’000
Balance at December 31, 2022	3,038
Impairment losses recognized	5,994
Balance at December 31, 2023	9,032
Impairment losses recognized	—
Balance at December 31, 2024	9,032

4.   Trade and other payables
	2024			2023
	Non-current US$’000	Current US$’000	Total US$’000	Non-current US$’000	Current US$’000	Total US$’000
Loans payable to subsidiaries	61,447	10,303	71,750	37,999	67,903	105,902
Amounts payable to subsidiaries	—	31,967	31,967	—	41,652	41,652
Trade payables	—	3,196	3,196	—	2,365	2,365
Total	61,447	45,466	106,913	37,999	111,920	149,919
Loans payable to subsidiaries include fixed rate interest of 7.86% per annum bearing loans of $71,750 thousand (2023: $105,902 thousand). In 2024 an addendum was signed to modify the interest rate as of April 1, 2024 from 9.32% to 7.86%.
The contractual maturity of loans payable to subsidiaries at December 31, 2024, is as follows:
Amount US$’000
Due in 2025	10,303
Due in 2026	57,947
Due in 2028	3,500
Total	71,750
5.   Shareholders’ funds
The change in other reserves is as follows:
	Other reserves
	Merger reserve US$’000	Share-based payment US$’000	Own shares US$’000	Total US$’000
Balance at December 31, 2021	(242,620)	13,104	(10,339)	(239,856)
Share-based compensation	—	5,825	—	5,825
Balance at December 31, 2022	(242,620)	18,929	(10,339)	(234,031)
Share-based compensation	—	7,216	—	7,216
Balance at December 31, 2023	(242,620)	26,145	(10,339)	(226,815)
Share-based compensation	—	4,848	—	4,848
Own shares acquired	—	—	(2,427)	(2,427)
Balance at December 31, 2024	(242,620)	30,993	(12,766)	(224,394)
At the annual general meeting on June 18, 2024, shareholders granted authority to the Company to effect share repurchases. The Company is accordingly authorized for a period of five years to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares provided that (i) the maximum aggregate number of ordinary shares hereby authorized to be purchased is 37,776,463, representing approximately 20% of the issued ordinary share capital, and (ii) additional restrictions under applicable U.S. securities laws are substantially complied with. As of December 31, 2024 the Company has repurchased a total of 598,207 shares for total consideration of $2,427 thousand. The average price paid per share was $4.06. The shares repurchased remained held in treasury at December 31, 2024.

6.   Debt instruments
Debt instruments comprise the following at December 31:
	2024 US$’000	2023 US$’000
Unsecured note carried at amortised cost
Principal amount	10,154	—
Unamortised issuance costs	(63)	—
Accrued coupon interest	44	—
Total	10,135	—
Amount due for settlement withing 12 months	10,135	—
Amount due for settlement after 12 months	—	—
Total	10,135	—
The BME’s (Spanish Stock Exchange) fixed income market admitted the Company’s Commercial Paper Program to trading for a maximum outstanding amount of €50 million ($52 million). The commercial paper to be issued under the program will have unit denominations of €100 thousand ($104 thousand) with maturities up to two years. Under this program, the Company will be able to issue commercial paper flexibly over 12 months. This program is led by Bankinter as arranger and agent. In December 2024, Ferroglobe PLC issued 99 commercial paper units totalling €9,900 thousand ($10,154 thousand) at a fixed rate of 5.88% which are due in February 2025.
7.   Property, plant and equipment
The detail of property, plant and equipment, net of the related accumulated depreciation and impairment in 2024 and 2023 is as follows:
	Leased Land and Buildings US$’000	Leased Plant and Machinery US$’000	Accumulated Depreciation US$’000	Impairment US$’000	Total US$’000
Balance at December 31, 2022	2,526	4	(825)	(1,256)	449
Addition	164		(123)	—	41
Disposals	(425)	(4)	(26)	429	(26)
Exchange differences	—	—	(2)	—	(2)
Balance at December 31, 2023	2,265	—	(976)	(827)	462
Addition	—	—	(124)	—	(124)
Balance at December 31, 2024	2,265	—	(1,100)	(827)	338
During 2023 the Company recognized an addition of $164 thousand in relation to a modification of the lease rent for the London office.

8.   Leases
Lease obligations comprise the following at December 31:
	2024 US$’000	2023 US$’000
Balance as at January, 1	532	922
Additions	—	164
Disposals	—	(403)
Interest	42	51
Lease payments	(153)	(149)
Exchange differences	2	(53)
Balance as at December, 31	423	532
Analysed as:
Current	137	126
Non-current	286	406
9.   Auditor’s remuneration
Fees payable to the Company’s auditor for the audit of the Parent Company’s annual financial statements were £420,000 (2023: £350,000).
The following table shows the fees for audit and other services provided by Company’s statutory auditors and its associates for the years ended 31 December 2024 and 2023:
	2024 US$’000	2023 US$’000
Group audit fees	4,881	4,372
Audit of subsidiaries	969	1,397
Audit Fees	5,850	5,769
Audit-related assurance services	116	—
Tax compliance services	4	—
All Other Fees	—	—
Total Fees	5,970	5,769
10.   Events after the reporting period
Dividend payment
In March 2025, the Company distributed dividends to its ordinary shareholders totaling $2,613 thousand.
Commercial Paper Program
In February 2025, the Company redeemed the €9,900 thousand ($10,154 thousand) of commercial paper issued in December 2024. €9,400 thousand of this program were renewed, with €7,900 thousand ($8,268 thousand) due in June 2025 and €1,500 thousand ($1,500 thousand) due in September 2025. In March 2025, the Company issued 42 additional commercial paper units totaling €4,200 thousand ($4,550 thousand) which are due in October 2025.

Appendix 1 – Non-IFRS financial metrics (unaudited)
Adjusted EBITDA, Adjusted EBITDA margin, Working Capital, Free Cash Flow, Net Debt, Net Debt to total assets and Net Debt to Capital are non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.
EBITDA and Adjusted EBITDA
	2024 US$’000	2023 US$’000
Profit attributable to the parent	23,538	82,662
Profit attributable to non-controlling interest	(2,738)	15,816
Income tax expense	16,252	57,540
Net finance expense	14,694	33,371
Depreciation and amortization	75,463	73,532
EBITDA	127,209	262,921
Exchange differences	(13,565)	7,551
Impairment loss	43,052	25,290
Restructuring and termination costs	(7,233)	5,535
New strategy implementation	5,416	973
Subactivity	3,164	12,589
PPA Energy	(4,243)	339
Adjusted EBITDA	153,800	315,198
Adjusted EBITDA Margin
	2024 US$’000	2023 US$’000
Adjusted EBITDA	153,800	315,198
Sales	1,643,939	1,650,034
Adjusted EBITDA Margin	9.4%	19.1%
Working Capital
	2024 US$’000	2023 US$’000
Inventories	347,139	383,841
Trade receivables	188,816	220,330
Other receivables	83,103	89,913
Trade payables	(158,251)	(183,375)
Working Capital	460,807	510,709

Free Cash Flow
	2024 US$’000	2023 US$’000
Net cash provided by operating activities	243,258	178,372
Payments for property, plant and equipment	(76,165)	(83,679)
Payments for intangible assets	(3,024)	(2,787)
Free Cash Flow	164,069	91,906
Adjusted Gross Debt(*)
	2024 US$’000	2023 US$’000
Bank borrowings	22,103	15,865
Debt instruments	10,135	154,780
Other financial liabilities	73,805	81,283
Adjusted Gross Debt	106,043	251,928

(*)
Adjusted gross debt excludes bank borrowings on factoring program and impact of leasing standard IFRS16

Net Debt
	2024 US$’000	2023 US$’000
Bank borrowings(1)	22,103	15,865
Debt instruments	10,135	154,780
Other financial liabilities	73,805	81,283
Current restricted cash and cash equivalents	(298)	(1,179)
Cash and cash equivalents	(132,973)	(136,470)
Net Debt	(27,228)	114,279

(1)
Bank borrowings exclude factoring programs

Capital
	2024 US$’000	2023 US$’000
Net Debt	(27,228)	114,279
Equity	834,245	869,886
Capital	807,017	984,165